                                                Filed Pursuant to Rule 424(B)(3)
                                                Registration No. 333-36377


PROSPECTUS

                                3,000,000 SHARES

                         FIDELITY NATIONAL CORPORATION

                                  COMMON STOCK
[FNC LOGO]

                            ------------------------
     All of the 3,000,000 shares of Common Stock offered hereby (the "Offering") are being issued and sold by Fidelity National Corporation, a Georgia corporation (the "Company" or "FNC"). The Common Stock is listed on the Nasdaq National Market under the symbol "LION." On December 8, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $8 11/16 per share.
                            ------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
 THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                   PRICE TO           UNDERWRITING DISCOUNTS                 PROCEEDS TO
                                    PUBLIC              AND COMMISSIONS(1)                   COMPANY(2)
------------------------------------------------------------------------------------------------------------------
Per Share....................        $7.50                    $0.525                           $6.975
------------------------------------------------------------------------------------------------------------------
Total(3).....................     $22,500,000               $1,575,000                       $20,925,000
==================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $275,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms and conditions as the securities offered hereby, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $25,875,000, $1,811,250 and $24,063,750, respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, and subject to certain other conditions including the right of the Underwriters to withdraw, cancel, modify or reject any order in whole or in part. It is expected that delivery of the shares will be made on or about December 12, 1997 at the offices of Raymond James & Associates, Inc., St. Petersburg, Florida.
                            ------------------------
                        RAYMOND JAMES & ASSOCIATES, INC.
                The date of this Prospectus is December 9, 1997

                                 MAP OF ATLANTA

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT AND STABILIZING TRANSACTIONS, THE PURCHASE OF SUCH SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES OFFERED HEREBY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' overallotment option. Investors should carefully consider the information set forth under the heading "Risk Factors." Per share data has been adjusted for the 10% stock dividend to shareholders of record on September 28, 1995. As used herein, the term the "Company" refers to Fidelity National Corporation or Fidelity National Corporation and its subsidiaries.

                                  THE COMPANY

     Fidelity National Corporation is a bank holding company headquartered in Atlanta, Georgia. The Company, which commenced operations as Fidelity National Bank ("FNB" or the "Bank") in 1973, provides traditional deposit, lending, mortgage, securities brokerage, international trade services and trust products and services to its commercial and retail customers through its subsidiaries. FNB is a full-service banking operation; Fidelity National Mortgage Corporation ("FNMC") is a full-service residential mortgage banking operation; and Fidelity National Capital Investors, Inc. ("FNCI") is a securities brokerage operation. The Company currently conducts full-service banking and residential mortgage lending businesses through 16 locations in the metropolitan Atlanta area. The Company conducts indirect automobile lending (the purchase of consumer automobile installment sales contracts from automobile dealers), residential mortgage lending and residential construction lending through certain of its Atlanta offices and its Jacksonville, Florida location. Indirect automobile lending is also conducted at the Tampa, Florida location which was opened in 1995. At September 30, 1997, the Company had total assets of $605 million, total loans of $459 million, total deposits of $547 million and shareholders' equity of $28 million.

     From 1992 to 1995, the Company experienced substantial growth. Total assets increased from $238 million at December 31, 1991 to $525 million at December 31, 1995, a four-year compound annual growth rate of 21.9%. Total assets increased to $605 million at December 31, 1996, an increase of 15.2% from December 31, 1995. Net income increased from $1.6 million for the year ended December 31, 1991 to $4.6 million for the year ended December 31, 1995, a four-year compound annual growth rate of 30.1%. For the year ended December 31, 1996, the Company had a net loss of $5.7 million. The major factor contributing to the Company's 1996 loss was higher loan loss provisions on credit cards resulting from higher delinquencies and charge-offs during the third and fourth quarters of 1996. Management has undertaken several initiatives to improve the profitability of the Company, especially its credit card lending operations. Net income for the nine months ended September 30, 1997 was $1.2 million.

     As a result of the 1996 loss and FNB's significant growth, the Company and the Bank did not meet minimum capital levels established for an adequately capitalized bank holding company and bank in accordance with regulations promulgated by the Federal Reserve Bank ("FRB") and the Office of the Comptroller of the Currency ("OCC") at December 31, 1996. On November 14, 1996, the Bank and the OCC entered into an agreement ("OCC Agreement") pursuant to which the Bank was required to achieve capital levels of at least a well capitalized bank by April 30, 1997 and was required to achieve capital levels in excess of a well capitalized bank by November 30, 1997. The Bank did not meet the capital levels required by the OCC Agreement as of April 30, 1997 and November 30, 1997. The Company and the Bank have restored the capital levels to adequately capitalized as defined in the regulations through the issuance by the Company of $4.7 million of Non-Cumulative 8% Convertible Preferred Stock, Series A ("Preferred Stock") in June 1997. The net proceeds were invested by the Company in 8% preferred stock of the Bank. The Company estimates that approximately $13 million in additional equity is currently required by the Bank to achieve the capital levels required to meet the November 30, 1997 requirements of the OCC Agreement. The purpose of the Offering is to raise additional capital to improve the Bank's capital ratios in order to meet the capital requirements of the OCC Agreement and to grow the businesses of the Company. See "Regulatory Matters -- OCC Agreement."

     The Company was incorporated in Georgia in 1979 and at that time acquired all of the common stock of FNB, which was organized as a national bank in 1973. In August 1995, the Company changed its name from

Fidelity Southern Corporation to Fidelity National Corporation. The Company's principal offices are located at 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, and its telephone number is (404) 240-1504.

                                    STRATEGY

     The Company's long-term strategy is to (i) continue to grow its full-service banking operations, primarily in the metropolitan Atlanta area, by fully utilizing its current branch capacity and by opening additional bank branches; (ii) capitalize on the consolidating metropolitan Atlanta banking market by increasing commercial and real estate loans and other banking services, primarily to small and medium sized companies; (iii) strengthen its credit card lending operations and processes; (iv) enhance operating efficiencies; and (v) further strengthen the Company's senior management team.

     Continue to grow banking operations. The Company is focused on growing its full-service banking operations by leveraging its current branch capacity resulting from the Company's recent opening of four branch offices and the move of one branch into a significantly improved facility. These branches are not yet mature and they continue to experience steady deposit and loan growth. In addition, the Company has acquired and equipped three additional branches, which it intends to open following the Offering subject to OCC approval. The Company is currently incurring the fixed costs associated with these new and unopened branches. Upon successful capitalization, the Company expects to be able to grow the deposits of these new and unopened branches, thereby improving the return realized on the Bank's operating cost structure. During the past twelve months, the Company added six automated teller machines ("ATMs"), bringing the total number of ATMs in its network to 27 at September 30, 1997. The Company expects to add ten additional ATMs during the next twelve months.

     Capitalize on the consolidating metropolitan Atlanta banking market. The Company is positioning itself as the financial institution alternative to the larger commercial banks headquartered outside of metropolitan Atlanta that have been acquiring Atlanta commercial banks and thrifts. Management seeks to capitalize on markets which it believes are being underserved as a result of these acquisitions by increasing commercial loans and other banking services, primarily to small and medium sized companies. The Company believes there is still value to be added by providing the opportunity for greater personalized banking relationships than exist with the larger commercial banks in its target markets and will continue to emphasize personalized service by a locally headquartered financial institution in order to differentiate itself from its larger competitors. FNB's asset size of $605 million at September 30, 1997 and legal lending limit per borrower of approximately $7.5 million position it to work more effectively with middle-market customers than many smaller community banks in the Atlanta metropolitan area.

     Strengthen credit card lending activities. Management of the Company has recently undertaken several initiatives to improve and return to profitability its credit card lending activities. The Company has discontinued the issuance of preapproved credit cards, increased the rates and fees on a significant portion of its credit card accounts to appropriately reflect the risk levels and strengthened the collection and recovery processes on credit card accounts. The Company continues to implement new procedures and technologies to enhance its ability to monitor and manage the exposures inherent in its credit card portfolio. The Company currently does not plan to issue new affinity credit cards or aggressively market new credit cards. As a result, the Company expects its credit card loans to diminish as a percentage of its total loan portfolio. Over time, and in conjunction with an increase in commercial loans and retained indirect automobile loans, the reduction in credit card loans is expected to result in an increase in the percentage of secured loans in the Company's loan portfolio.

     Enhance operating efficiencies. During the fourth quarter of 1996, the Company consolidated its data processing, deposit and loan operations and its collection and consumer product operations into a centrally located office. In connection with this consolidation, the Company has upgraded and is continuing to upgrade its software and management information systems designed to improve marketing and operating efficiencies. Specifically, the Company has implemented automated dialers for marketing products and collection, telephone banking software, delinquency analysis software, collection software and enhanced accounting systems software. The Company continues to analyze its infrastructure and technological developments in the banking industry for opportunities to improve the efficiency of its operations.

     Further Strengthen Senior Management. On September 15, 1997, FNB hired Larry D. Peterson as its President and Chief Executive Officer. In addition, during the past two years the Company has hired a senior consumer credit officer, a manager of credit cards and a manager of indirect automobile lending. The Company intends to continue to strengthen senior management. See "Management."

                                  THE OFFERING

Common Stock Offered Hereby.....   3,000,000 shares

Common Stock to be Outstanding
after the Offering(1)...........   7,663,471 shares

Use of Proceeds.................   To provide funds to the Company to invest in
                                   preferred and common stock of FNB so that FNB will meet the capital levels set forth in the OCC Agreement and for general corporate purposes. See "Risk Factors," "Regulatory
                                   Matters" and "Use of Proceeds."

Nasdaq National Market Symbol...   LION
---------------

(1) Does not include (i) 500,000 shares of Common Stock reserved for issuance pursuant to stock options under the Company's 1997 Stock Option Plan ("Plan"), of which 250,000 shares of Common Stock are reserved for issuance pursuant to outstanding stock options; (ii) 855,351 shares of Common Stock reserved for issuance upon the conversion of the Preferred Stock; and (iii) 150,000 shares of Common Stock reserved for issuance upon the exercise of the Representative's Warrants. See "Underwriting."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                           NINE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                    ---------------------------------    ---------------------
                                                      1994        1995        1996         1996        1997
                                                    ---------   ---------   ---------    ---------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1)
Interest income...................................  $  35,887   $  48,080   $  59,800    $  44,325   $  46,809
Interest expense..................................     11,765      18,871      26,727       19,764      19,600
Net interest income...............................     24,122      29,209      33,073       24,561      27,209
Provision for loan losses.........................      4,125       8,090      25,127       11,100      11,670
Noninterest income, including securities gains....      8,769      11,679      18,305       12,612      12,988
Securities gains, net (realized)..................        124         853         604          361           -
Noninterest expense...............................     22,375      25,583      35,489       26,147      26,734
Net income (loss).................................      4,299       4,649      (5,742)           4       1,188
Dividends paid....................................        628         644         693          518           -
PER SHARE DATA
Net income (loss).................................        .93        1.01       (1.24)         .00         .23
Book value........................................       4.65        6.02        4.53         5.65        4.74
Dividends paid....................................        .14         .14         .15          .08           -
Dividend payout ratio.............................      14.62%      13.85%          *            *           -
Average shares outstanding........................  4,608,383   4,608,383   4,619,530    4,609,026   4,658,284
PERFORMANCE RATIOS
Return on average assets..........................       1.15%       1.01%          *          .00%        .26%
Return on average equity..........................      20.40       18.91           *          .02        6.61
Net interest margin...............................       6.95        6.87        5.97         6.01        6.62
Efficiency ratio..................................      68.03       62.57       69.07        70.34       69.58
ASSET QUALITY RATIOS
Net charge-offs to average loans..................       1.54%       2.37%       3.00%        2.82%       3.80%
Allowance to period-end loans.....................       1.31        1.54        3.85         1.53        3.52
Nonperforming assets to total loans and OREO......        .87        1.24         .82          .93         .84
Allowance to nonperforming loans..................       3.65x       1.80x       5.62x        2.33x       9.92x
Allowance to nonperforming assets.................       1.50        1.25        4.71         1.64        4.18
CAPITAL RATIOS
Leverage..........................................       5.51%       5.42%       2.67%        3.51%       4.05%
Risk-based capital
  Tier 1..........................................       6.49        6.15        3.40         4.59        4.89
  Total...........................................       8.25       10.47        6.38         8.13        8.60
Average equity to average assets..................       5.64        5.35        4.50         4.56        3.95

                                                              AS OF SEPTEMBER 30, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(2)
                                                              --------   --------------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Assets......................................................  $605,435      $626,085
Total loans, net............................................   459,053       459,053
Total deposits..............................................   547,020       547,020
Long-term debt..............................................    15,800        15,800
Shareholders' equity........................................    28,241        48,891
Realized shareholders' equity...............................    27,997        48,647

---------------

  * Given the Company's net loss for the year ended December 31, 1996 and the nominal net income for the nine months ended September 30, 1996, this data is not meaningful.
(1) Beginning January 1, 1996 and consistent with industry practice, the Company commenced reversing current period accrued interest and rate-related income on credit card charge-offs to interest income. This amount totaled $1.4 million and $1.9 million for the nine months ended September 30, 1996 and 1997, respectively, and $2.0 million for the year ended December 31, 1996. Such amounts were previously charged against the allowance for loan losses. Such reclassifications have not been made in prior period financial statements.
(2) As adjusted balance sheet data gives effect to the sale of 3,000,000 shares of the Common Stock offered hereby.

                                  RISK FACTORS

     Information contained or incorporated by reference in this Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intention" or "continue" or the negative thereof or other comparable terminology. The following matters and certain other factors noted throughout this Prospectus and any documents incorporated by reference herein or therein and exhibits hereto and thereto constitute cautionary statements that identify important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any such forward-looking statements.

     An investment in the Company involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

RESTRICTIONS UNDER REGULATORY AGREEMENTS; CAPITAL ADEQUACY

     The OCC Agreement requires the Bank to maintain capital levels of at least a well capitalized bank commencing April 30, 1997 and in excess of a well capitalized bank commencing November 30, 1997. The Bank currently is adequately capitalized as defined in the OCC's regulations but has not met the capital levels required under the OCC Agreement as of April 30, 1997 and November 30, 1997. Under the OCC Agreement, the Bank may not declare a dividend (i) on its preferred stock owned by the Company unless the Bank is adequately capitalized as defined in the regulations and (ii) on its common stock owned by the Company unless the Bank meets the capital levels required under the OCC Agreement and such dividend is approved by the OCC. The failure of the Bank to maintain the capital levels set forth in the OCC Agreement or its breach of any other provision thereof may result in civil fines and other regulatory supervisory actions which may have a material adverse effect on the results of operations and financial condition of the Company. Such regulatory supervisory action may include growth limitations, prohibitions on dividend payments, increased supervisory monitoring, limitations on executive compensation, restrictions on deposit interest rates, mandatory merger or sale, and regulatory seizure. No civil fines have been levied and no such regulatory supervisory actions have been taken.

     The Company intends to invest at least $17 million of the net proceeds of the Offering in preferred and common stock of the Bank. Upon the application of such proceeds, the Bank expects to exceed the capital levels required to be met on November 30, 1997 under the OCC Agreement. The application of the proceeds from the Offering will enable the Bank to meet the capital requirements imposed by the OCC Agreement. However, given the risk profile of the Bank's loan portfolio, there can be no assurance that the Bank will be able to (i) maintain thereafter the higher capital levels required under the OCC Agreement or (ii) obtain the written approval of the OCC for the payment of dividends on its common stock even if it meets the required higher capital levels. Failure of the Bank to pay the dividends on its preferred and common stock to the Company, in whole or in part, will materially adversely affect the Company's ability to pay interest on its 8.5% Subordinated Notes ("Notes") and other subordinated debt and dividends on its Preferred Stock and Common Stock. Failure of the Company to pay interest on the Notes or a dividend on the Preferred Stock will restrict the Company's right to pay a dividend on the Common Stock. There can be no assurance that FNB will be able to pay any dividend on its capital stock to the Company in the future or pay dividends in amounts sufficient for the Company to pay interest in full on the Notes and to pay dividends on the Preferred Stock and Common Stock. See "Regulatory Matters -- OCC Agreement," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

     In addition, on February 13, 1997, the Board of Directors of the Company adopted certain resolutions ("FRB Agreement") at the direction of the Federal Reserve Board ("FRB"). The FRB Agreement prohibits the FNC from incurring additional debt or declaring dividends on the Common Stock without the prior approval of the FRB. The failure to obtain the approval of the FRB will limit FNC's ability to access funds, including funds to be loaned to the Bank to assist it in meeting its liquidity needs. See "Regulatory Matters -- FRB Agreement."

GOING CONCERN QUALIFICATIONS IN REPORT OF INDEPENDENT AUDITORS

     The independent auditors' report on the Company's Consolidated Financial Statements for the year ended December 31, 1996 includes an explanatory paragraph indicating that the Company's and the Bank's ability to continue as a going concern is dependent upon its ability to increase the capital ratios of the Bank in accordance with the OCC Agreement. Failure to increase its capital ratios could subject the Bank to regulatory sanctions that may include restrictions on operations and growth, mandatory asset dispositions and seizure. The purpose of the Offering is to raise capital so that the Bank will meet the capital requirements of the OCC Agreement. There can be no assurance that the Company and the Bank will be able to increase or maintain the Bank's capital ratios in accordance with the OCC Agreement. The consolidated financial statements do not include the adjustments, if any, that might have been required had the outcome of the above-mentioned uncertainties been known, or any adjustments relating to the recoverability of recorded asset amounts or the amount of liabilities that may be necessary should the Company be unable to continue as a going concern.

LIQUIDITY

     Because of the losses the Company experienced in 1996, the Bank's liquidity position deteriorated. Liquidity is the ability of the Bank to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. The Company's and the Bank's liquidity sources are limited. In addition, pursuant to the FRB Agreement, the Company cannot incur any additional indebtedness without the approval of the FRB. Thus, the Company will not be in a position to borrow funds and loan the funds to or invest the funds in the Bank without the prior approval of the FRB. Failure to maintain a sufficient level of liquidity can limit loan growth and adversely affect the Bank's ability to meet significant withdrawal demands. Management of the Bank meets liquidity needs by managing loan growth production and through the sale of indirect automobile loans and through lines of credit with the FRB, the Federal Home Loan Bank and federal fund lines with other banks. Failure of management to accurately forecast liquidity needs or to properly assess capital needs could have a material adverse effect on the Bank's and the Company's financial position.

RISK OF FUTURE LOSSES

     The Company reported a net loss of $5.7 million or $1.24 per share for the year ended December 31, 1996. The major factor contributing to the losses in the third and fourth quarters of 1996 was the higher loan loss provision on credit cards resulting from higher delinquencies and charge-offs. For 1996, the provision for loan losses was $25.1 million compared to $8.1 million for 1995. In 1996, the Company also had higher expenses attributable to corporate expansion and consolidation of its back office operations. While the Company has taken several actions to return the credit card business to profitability, there can be no assurance that credit card losses will not continue at current levels or higher levels. In 1996, the Bank implemented strategies to increase its capital, which included the sale of certain mortgage servicing rights, to generate short-term income. These strategies could adversely affect future earnings. Although the Company reported a profit for the first six months of 1997, there can be no assurance that the Company will continue to be profitable.

CREDIT CARD LOAN LOSS TRENDS; SEASONING RISKS OF CREDIT CARD PORTFOLIO

     During 1996 and 1997, the Company experienced higher than historical levels of loan losses on its credit card loans. Total net charge-offs in the credit card loan portfolio were $12.6 million for the year ended December 31, 1996 and $10.9 million for the nine months ended September 30, 1997, compared to $6.9 million for the year ended December 31, 1995 and $8.6 million for the nine months ended September 30, 1996. The net charge-off ratio for the credit card portfolio was 8.35% for the year ended December 31, 1996 and 10.97% for the nine months ended September 30, 1997 on an annualized basis, compared to 5.82% and 7.83%, respectively, during 1995 and the nine months ended September 30, 1996 on an annualized basis.

There can be no assurance that future credit card losses will not continue at higher than historical levels in the future. Continued credit card loan losses exceeding the Company's historical rate could have a material adverse affect on the results of operations and financial condition of the Company and its ability to comply with the capital requirements of the OCC Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Provision for Loan Losses."

     The delinquency and loss levels of a credit card portfolio do not stabilize until many months after its origination. As a newly created credit card portfolio ages, the delinquency and loss levels typically become more predictable (referred to as "seasoning"). The less seasoned a credit card portfolio is, the less predictable are the delinquencies and losses. A portfolio consisting of older accounts generally behaves more predictably than a newly originated portfolio. There is, however, no established time period after which credit card portfolios are considered to be stabilized or by which delinquencies and losses peak. It may be as long as three years before loans in a credit card portfolio are considered stabilized. As of September 30, 1997, the Company had 97,508 credit card accounts of which 10,734 cards were issued within the last 18 months. In view of the limited seasoning of these accounts, the credit card loans to these accounts may experience higher levels of delinquencies and losses hereafter, which could have a material adverse effect on the results of operations and financial condition of the Company.

CREDIT RISK AND LOAN CONCENTRATION

     A major risk facing lenders is the risk of losing principal and interest as a result of a borrower's failure to perform according to the terms of the loan agreement, or "credit risk." As of September 30, 1997, the Company's total loan portfolio was $459 million, or 75.9% of total assets, consisting primarily of consumer loans (62.7% of total loans, including indirect automobile loans (36.2% of total loans) and credit card loans (26.5% of total loans)) and real estate loans (25.9% of total loans). Real estate loans include residential mortgages and construction and commercial loans secured by real estate. In addition, other commercial loans make up 11.4% of total loans. The Company's credit risk with respect to its real estate loans relates principally to the value of the underlying collateral. The Company's credit risk with respect to its indirect automobile loans and commercial loans relates principally to the general creditworthiness of the borrowers who primarily are individuals and small and medium-sized businesses in the metropolitan areas of Atlanta, Georgia and Jacksonville and Tampa, Florida. While indirect automobile loans are secured, they are characterized by loan to value ratios that could result in the Bank not recovering the full value of an outstanding loan upon default by the borrower. The Company's credit risk with respect to its credit card portfolio relates principally to the general creditworthiness of individuals in light of the unsecured nature of credit card loans. During the last six months of 1996 and the first three months of 1997, the Company experienced significant increases in the amount and rate of delinquencies and charge-offs in its credit card loan portfolio. In addition, the Company is experiencing higher loan losses in its indirect automobile loan portfolio in 1997. Management believes that the allowance for loan losses is adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover future losses in the existing loan portfolios. Loan losses exceeding the Company's historical rates could have a material adverse affect on the results of operations and financial condition of the Company. See "-- Credit Card Loan Loss Trends," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Provision for Loan Losses," "Business -- Products and Services -- Lending -- Significant Operating Policies" and Note 3 to the Consolidated Financial Statements.

MANAGEMENT INFORMATION SYSTEMS

     The sophistication and level of risk of FNB's business requires the utilization of thorough and accurate management information systems. Failure of management to effectively implement, maintain, update and utilize updated management information systems could prevent management from recognizing in a timely manner deterioration in the performance of its business, particularly its credit card and indirect automobile loan portfolios. Such failure to effectively implement, maintain, update and utilize comprehensive management information systems could have a material adverse effect on the results of operations and financial condition of the Company.

ADVERSE ECONOMIC CONDITIONS

     The Company's major lending activities are indirect automobile, credit card, and real estate and commercial loans. Indirect automobile loans and residential mortgage loans are also produced for resale with servicing rights retained. An increase in interest rates could have a material adverse effect on the housing and automobile industries and consumer spending generally. In addition, an increase in interest rates could cause a decline in the value of residential mortgages and indirect automobile loans held-for-sale by the Company. These events could adversely affect the results of operations and financial condition of the Company. As of June 30, 1997, residential mortgages held-for-sale by the Company were principally on real property located in the metropolitan areas of Atlanta, Georgia and Jacksonville, Florida. The Company's indirect automobile loans have been obtained principally from automobile dealers located in the metropolitan areas of Jacksonville and Tampa, Florida, and Atlanta, Georgia. As of September 30, 1997, credit card loans were concentrated with borrowers in Georgia (21.9%), California (9.3%), Texas (9.4%) and Florida (6.8%). Adverse national, regional and local economic conditions may adversely affect the results of operations and financial condition of the Company. See "Business."

RESTRICTIONS ON DIVIDEND PAYMENTS

     The indenture relating to the Notes (the "Indenture") issued in December 1995 provides that the Company may not pay cash dividends on its capital stock or redeem any shares of its capital stock if the cumulative dividends and redemptions would exceed cumulative consolidated net income of the Company for the three-year period ending on the dividend declaration date or redemption date. In addition, no dividend can be declared on capital stock if an event of default has occurred and is continuing under the Notes and the Indenture, including the failure to pay interest on such indebtedness or default on other indebtedness exceeding $1 million. See Note 7 to the Consolidated Financial Statements. The Articles of Incorporation of the Company, as amended, prohibit the payment of dividends on shares of Common Stock during any calendar quarter unless a full dividend has been paid during that calender quarter on the Preferred Stock. There can be no assurance that the restrictions contained in the Indenture and the Articles of Incorporation will not limit or restrict the payment in the future of dividends on the capital stock of the Company. See "Dividend Policy."

     In addition, the FRB Agreement prohibits the declaration and payment of dividends on the Common Stock without the prior approval of the FRB. There can be no assurance that the FRB will approve the payment of dividends on the Common Stock, when, as and if declared by the Board of Directors of the Company. See "Regulatory Matters -- FRB Agreement."

LIMITED SOURCES OF PAYMENTS OF DIVIDENDS ON COMMON STOCK

     The Company's primary source of funds to pay interest on the Notes and other subordinated debt and dividends on the Preferred Stock and Common Stock is from interest paid on subordinated notes of FNB and dividends paid to the Company by FNB on its preferred stock and common stock. In 1995, the Company sold $15 million aggregate principal amount of the Notes and, of the net proceeds, loaned $10 million principal amount to FNB pursuant to subordinated notes of FNB. The Company receives interest from FNB to cover the interest on $10 million of the Notes and the balance of the interest is paid out of other income and assets of the Company, including dividends on the preferred and common stock of FNB. The ability of FNB to pay dividends is restricted by (i) statutory and regulatory restrictions and (ii) the OCC Agreement. As of June 30, 1997, FNB could not pay any dividend under the applicable statutes and regulations, without giving effect to the restrictions contained in the OCC Agreement. The OCC Agreement permits FNB to pay dividends on its preferred stock as long as FNB is adequately capitalized. FNB was adequately capitalized on September 30, 1997. However, no dividends can be paid on FNB's common stock unless FNB is in compliance with the capital ratios required commencing April 30, 1997 and November 30, 1997. Since FNB has not met the capital levels required as of April 30, 1997 and November 30, 1997, it can not declare a dividend on its common stock. Even if FNB were in compliance with the required applicable capital levels, FNB could not declare a dividend on its common stock without the approval of the OCC. There can be no assurance that FNB will be able to pay any dividends to the Company in the future or pay dividends in amounts sufficient to pay the interest on the Notes in full and to pay dividends on the Preferred Stock and Common Stock. At September 30, 1997, the Company had available $1.6 million of cash and other liquid assets for the payment of the Company's obligations, including interest on the Notes and dividends on the Preferred Stock and Common Stock. See "Regulatory Matters -- OCC Agreement," "Capitalization," "Dividend Policy," and "Business -- Supervision and Regulation."

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The profitability of FNB depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The net interest income of FNB would be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning assets of FNB. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity."

DEPENDENCE ON KEY PERSONNEL; NEED TO HIRE ADDITIONAL PERSONNEL

     The success of the Company is dependent upon the services of certain senior executive officers and the ability of the Company to strengthen senior management. The loss of the services of one or more key individuals or the inability to strengthen senior management could have a material adverse affect on the results of operations and the financial condition of the Company. The Company's success will also depend on the Company's ability to supplement current management by hiring and retaining additional highly qualified personnel with substantive expertise in the lines of business in which the Company and the Bank are engaged, particularly credit cards and indirect automobile lending. In addition, as the Company expands, it will be necessary for the Company to continue to be able to attract and retain additional qualified senior executives. The unexpected loss of James B. Miller, Jr., Chairman of the Board of Directors, President and Chief Executive Officer of the Company, or any other key executive of the Company or the inability to attract and retain qualified personnel could have a material adverse effect on the results of operations and financial condition of the Company. Mr. Miller and Mr. Peterson, President and Chief Executive Officer of FNB, have entered into employment agreements with the Company which contain confidentiality and non-compete provisions. The Company does not maintain key man life insurance on any executive officers. See "Business -- Strategy."

GOVERNMENTAL REGULATION -- BANKING

     The Company and the Bank are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the FRB, OCC, Federal Deposit Insurance Corporation ("FDIC"), Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Governmental National Mortgage Association ("GNMA"), and future legislation and government policy could adversely affect the Company and the financial institutions industry as a whole, including the cost of doing business. Certain recently enacted or proposed legislation or regulation, and future legislation or regulation, could have an adverse effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Although the impact of such legislation and regulation cannot be predicted, future changes may alter the structure of and competitive relationships among financial institutions and the cost of doing business. In addition, federal regulatory authorities have the power in certain circumstances to prohibit dividends and other payments from FNB. See "Regulatory Matters" and "Business -- Supervision and Regulation."

GOVERNMENTAL REGULATION -- MORTGAGE BANKING

     The mortgage banking operations of the Company are subject to extensive regulation by federal and state governmental authorities and agencies, including FNMA, FHLMC, GNMA, the Federal Housing Authority, and the Veterans Administration. Consequently, the Company is subject to various laws, rules and regulations and judicial and administrative decisions that, among other things, regulate credit-granting activities, govern secured transactions, and establish collection, repossession and claims-handling procedures and other trade practices. Failure to comply with regulatory requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, class action lawsuits and administrative enforcement actions. Although the Company believes that it is in compliance in all material respects with applicable federal, state and agency laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future which could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase or sell mortgage loans, further limit or restrict the amount of interest and other fees that may be earned or charged on mortgage loans originated, purchased or serviced by the Company or otherwise adversely affect the results of operations and financial condition of the Company. See "Business -- Supervision and Regulation."

GOVERNMENTAL REGULATION -- SECURITIES

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure, record keeping and the conduct of directors, officers and employees. FNCI is required to comply with many complex laws and rules as a broker-dealer, including rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions.

     Additional legislation, changes in rules promulgated by the Securities and Exchange Commission ("Commission"), the National Association of Securities Dealers ("NASD"), the FRB, the various stock exchange and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers. The Commission, the NASD, and other self-regulatory organizations and state securities commissions may conduct administrative proceedings regarding alleged violations of their rules, which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees. FNCI's ability to comply with all applicable laws and rules is dependent in large part upon the establishment and maintenance of a compliance system reasonably designed to ensure such compliance, as well as FNCI's ability to attract and retain qualified compliance personnel. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. FNCI could in the future be subject to disciplinary or other actions due to claimed noncompliance, which could have a material adverse effect on the results of operations and financial condition of the Company. See
"Business -- Supervision and Regulation."

CONSUMER AND DEBTOR PROTECTION LAWS

     The Company and the Bank are subject to numerous federal and state consumer protection laws that impose requirements related to offering and extending credit. The United States Congress and state governments may enact laws and amend existing laws to regulate further the consumer industry or to reduce finance charges or other fees or charges applicable to credit card and other consumer revolving loan accounts. Such laws, as well as any new laws or rulings which may be adopted, may adversely affect the Company's ability to collect on account balances or maintain previous levels of finance charges and other fees and charges with respect to the accounts. Any failure by the Company or Bank to comply with such legal requirements also could adversely affect its ability to collect the full amount of the account balances. Changes in federal and state bankruptcy and debtor relief laws could adversely affect the results of operations and financial condition of the Company and Bank if such changes result in, among other things, additional administrative expenses and accounts being written off as uncollectible.

COMPOSITION OF REAL ESTATE LOAN PORTFOLIO

     The real estate loan portfolio includes residential mortgages and construction and commercial loans secured by real estate. The Company generates all of its real estate mortgage loans in Georgia and Florida. Therefore, conditions of these real estate markets could strongly influence the level of the Company's non-performing mortgage loans and the results of operations and financial condition of the Company. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and acts of nature. Although the Company's underwriting standards are intended to protect the Company against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing the Company's loans and the results of operations and financial condition of the Company.

MONETARY POLICY

     The operating results of FNB are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand on the results of operations and business of the Company.

COMPETITION FROM OTHER FINANCIAL INSTITUTIONS

     The banking business is highly competitive. The Company's primary market area, other than for indirect automobile loans, residential mortgages and credit cards, consists of Fulton, DeKalb, Gwinnett and Cobb counties, Georgia. FNB competes for traditional bank business with numerous other commercial banks and thrift institutions with offices in the Company's primary trade area, many of which have greater financial resources than FNB. The Company also competes for loans with insurance companies, regulated small loan companies, credit unions and certain governmental agencies. FNCI competes with independent brokerage and investment companies as well as state and national banks and their affiliates and other financial companies.

     The indirect automobile lending, credit card and mortgage banking industries are also highly competitive. The Company competes with banks and special purpose credit card banks and companies throughout the United States as well as entities such as AT&T and General Motors Corporation for credit card customers. In the indirect automobile lending area, the Company competes with specialty consumer finance companies in addition to banks. FNMC competes with independent mortgage banking companies, state and national banks and their subsidiaries as well as thrift institutions and insurance companies. There can be no assurance that other companies will not offer products and services that are competitive with those offered by the Company and its subsidiaries. The emergence of such competitors could have a material adverse effect on the results of operations and financial condition of the Company. See
"Business -- Competition."

RELATIONSHIP WITH DEALERS

     The Company's indirect automobile lending operation depends in large part upon its ability to maintain and service its relationships with automobile dealers. There can be no assurance the Company will be successful in maintaining such relationships or increasing the number of dealers with which it does business or that its existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers.

VOTING CONTROL; ANTI-TAKEOVER EFFECTS

     James B. Miller, Jr., Chairman of the Board of Directors, President and Chief Executive Officer of the Company, beneficially owns Common Stock and Preferred Stock representing 48.6% of the voting power of the outstanding capital stock of the Company. Upon the issuance of the Common Stock offered hereby, the Common Stock and Preferred Stock beneficially owned by Mr. Miller will represent 31.5% of the voting power of the outstanding capital stock of the Company (29.9% if the Underwriters' over-allotment option is exercised in full). Mr. Miller will have the power to influence significantly the outcome of substantially all matters submitted to the shareholders for approval, including the election of directors, and may be deemed to have control over management and affairs of the Company. In view of Mr. Miller's significant equity interests, approval of certain corporate actions that could provide shareholders the opportunity to realize a premium over the then-prevailing market price for their Common Stock would be more difficult to obtain without Mr. Miller's support. Mergers, liquidation, dissolution and sale of all or substantially all of the assets of the Company require the affirmative vote of two-thirds of the outstanding shares of capital stock. See "Principal Shareholders."

SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have outstanding 7,663,471 shares of Common Stock. Of these shares, 4,686,970 shares, including the 3,000,000 shares of Common Stock sold in the Offering (5,136,970 shares if the Underwriters' over-allotment option of 450,000 shares is exercised in full), will be freely tradeable by persons other than affiliates of the Company without restriction under the Securities Act except as set forth below. The remaining 2,976,501 shares of Common Stock may be considered to be "restricted" securities within the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. All shares of Common Stock beneficially owned by persons who are affiliates of the Company would be eligible for public sale subject to the volume and other limitations of Rule
144. However, the Company's directors, executive officers and certain shareholders, who own an aggregate of 3,108,499 shares of Common Stock have agreed not to sell, contract to sell, offer, or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or any rights to purchase any of the foregoing for a period of 180 days after the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc. Of these shares, 1,717,480 shares of Common Stock, which were pledged as collateral by a director and officer of the Company prior to the Offering, will not be subject to such restrictions upon the sale of the pledged shares in the event of a default by the pledgor. The sale of a substantial number of shares of Common Stock could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

                               REGULATORY MATTERS

OCC AGREEMENT

     The OCC advised the Bank in the fourth quarter of 1996 that it will be required to achieve higher capital levels. On November 14, 1996, the Bank entered into the OCC Agreement which provides that the Bank (i) will appoint an "Oversight Committee"; (ii) will achieve and maintain specified higher capital levels; (iii) will develop a three-year capital program which will include, among other things, certain restrictions on dividend payments by the Bank; and
(iv) will revise and amend its strategic plan. While the Bank, at September 30, 1997, was an adequately capitalized bank as defined in the OCC regulations, it was not an adequately capitalized bank at December 31, 1996 and until the Preferred Stock was issued in June 1997. The OCC Agreement continues in effect until modified or terminated by the OCC.

     The Bank is required to submit reports monthly to the OCC evidencing compliance with the OCC Agreement. The OCC Agreement continues in effect until it is amended or terminated. Failure to comply with the terms of the OCC Agreement may result in civil fines and other administrative actions.

     As part of the Company's plan to comply with the November 30, 1997 capital requirements of the OCC Agreement, the Company intends to acquire additional capital through the Offering and to manage the Bank's asset growth in concert with its capital growth. In managing asset growth, the Company intends to continue to periodically sell indirect automobile loans with servicing rights retained to enhance noninterest income. Capital growth is also expected to come from earnings retention.

     Oversight Committee. The Oversight Committee is comprised of three members of the board of directors of the Bank, a majority of whom are not employees of the Company. The Oversight Committee, which meets and reports monthly to the Board of Directors, is responsible for monitoring and coordinating compliance by the Bank with the OCC Agreement. The Oversight Committee was formed on November 14, 1996 and its members are Messrs. Anderson, Miller and Ward.

     Capital Requirements. The OCC Agreement establishes higher capital requirements for the Bank. Specified capital levels were to be achieved by the Bank by April 30, 1997 and maintained until November 30, 1997. At November 30, 1997, higher capital levels became effective and are applicable thereafter. While the Bank at September 30, 1997 was adequately capitalized as defined in the OCC regulations, it did not attain the higher capital levels which were to be achieved by April 30, 1997 and November 30, 1997. The following table sets forth (i) the capital requirements for the Bank under the OCC regulations and under the OCC Agreement and (ii) the Bank's capital ratios at September 30, 1997, and (iii) as adjusted capital ratios to give effect to the investment of $17 million of the net proceeds of the Offering in Tier 1 risk-based capital of the Bank:

                                 OCC REGULATIONS             OCC AGREEMENT
                            -------------------------   ------------------------     SEPTEMBER 30, 1997
                            ADEQUATELY       WELL       APRIL 30,   NOVEMBER 30,   -----------------------
CAPITAL RATIOS              CAPITALIZED   CAPITALIZED     1997          1997       ACTUAL   AS ADJUSTED(1)
--------------              -----------   -----------   ---------   ------------   ------   --------------
Leverage(2)...............     4.00%          5.00%        5.00%        6.00%       4.57%        7.18%
Risk-Based Capital:
  Tier 1(3)...............     4.00           6.00         6.00         7.00        5.52         8.61
  Total...................     8.00          10.00        10.00        11.00        8.78        11.81

---------------

(1) Assumes that the Company invests $17 million of the net proceeds of the Offering in common stock of the Bank and the Bank invests the net proceeds in assets carrying a risk-weight that is equivalent to the Company and the Bank's average risk-weight at September 30, 1997. See "Use of Proceeds."
(2) Leverage ratio is defined as Tier 1 capital as a percent of total average assets.
(3) Tier 1 capital is comprised of common shareholder's equity and, subject to certain limitations and qualifications, noncumulative perpetual preferred stock.

     The OCC Agreement permits the Bank to declare dividends on its preferred stock held by the Company only when the Bank is adequately capitalized under the regulations. The Bank may also declare dividends on its common stock held by the Company only when the Bank is in compliance with its approved capital program and with the prior written approval of the OCC.

     During June 1997, the Company sold in a private placement 752,000 shares of Preferred Stock for aggregate consideration of $4.4 million paid in cash and $300,000 represented by subordinated notes of the Company surrendered by the purchasers. During July 1997, the Company sold in a private placement 232,000 additional shares of Preferred Stock for aggregate consideration of $1.2 million paid in cash and $250,000 represented by subordinated notes of the Company surrendered by the purchasers. The net cash proceeds of the offerings were invested in preferred stock of the Bank. See "Capital Stock -- Preferred Stock."

     It is contemplated that approximately $17 million of the proceeds of the Offering will be used to purchase preferred stock and/or common stock of the Bank. This additional investment is expected to cause the Bank to exceed the capital requirements required to be met on November 30, 1997 as set forth in the OCC Agreement. See "Use of Proceeds" and "Capitalization."

     Capital Program. The Board of Directors of the Bank submitted to the OCC a three-year capital program which was approved as modified. The capital program includes specific plans for the maintenance of adequate capital levels as required by the OCC Agreement, projections for growth and capital requirements, projections of the sources and timing of additional capital to meet the current and future capital needs of the Bank and contingency plans in the event the primary sources of capital projected are not available.

     Strategic Plan. The Board of Directors of the Bank is revising its strategic plan in light of the revised levels of capital required and its growth plans. The revised strategic plan will include objectives for earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, product line development and market segments which the Bank intends to promote or develop together with strategies to achieve these objectives. The strategic plan, when revised, will be submitted to the OCC for approval.

FRB AGREEMENT

     The FRB Agreement prohibits the Company from incurring additional debt or declaring dividends on the Common Stock without the prior approval of the FRB. As of the date of the FRB Agreement, the Company did not meet the capital levels established by the FRB for an adequately capitalized bank holding company. Upon the issuance of the Preferred Stock in June 1997, the Company became adequately capitalized as defined in the regulations issued by the FRB. However, the FRB Agreement continues in effect until modified or terminated by the FRB.

FDIC INSURANCE ASSESSMENTS

     FNB is subject to FDIC deposit insurance assessments for the Bank Insurance Fund ("BIF"). The FDIC has implemented a risk-based assessment system whereby banks are assessed on a sliding scale depending on their placement in nine separate supervisory categories. Prior to June 1, 1995, the assessment scale ranged from $.23 per $100 of deposits for the healthiest banks (those with the highest capital to assets ratios, best management and best overall condition) to as much as $.31 per $100 of deposits for the less healthy institutions. However, effective June 1, 1995, the BIF reached the designated reserve ratio of 1.25% of total estimated insured deposits and the FDIC lowered the assessment rate schedule for BIF members. Currently the deposit insurance premium is zero for the healthiest banks and the premium is $.27 per $100 of deposits for less healthy institutions. Prior to June 1, 1995, FNB's BIF assessment was $.26 per $100 of deposits and after such date, the rate was reduced to $.07 per $100 of deposits through June 30, 1997. Commencing July 1, 1997, FNB's BIF assessment is $.28 per $100 of deposits.

                                USE OF PROCEEDS

     The net proceeds to the Company (after deducting underwriting discounts and estimated offering expenses) from the sale of the 3,000,000 shares of Common Stock offered hereby, are estimated to be approximately $20.6 million ($23.8 million if the Underwriters' over-allotment option is exercised in full). The Company estimates that as of September 30, 1997, approximately $13.0 million in additional equity was required for the Bank to meet the capital levels set forth in the OCC Agreement for November 30, 1997. The purpose of this Offering is to provide the additional capital required by the Bank to meet and exceed the capital levels set forth in the OCC Agreement. Initially, the Company intends to invest $17.0 million of the net proceeds in Tier 1 capital of the Bank and use the balance of the net proceeds for general corporate purposes. The Bank intends to use such proceeds for general corporate purposes. See "Risk Factors -- OCC Agreement," "Regulatory Matters" and "Capitalization."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of September 30, 1997 and (ii) as adjusted basis to give effect to such issuance of the Preferred Stock and to the sale of 3,000,000 shares of the Common Stock offered hereby and the application of the net proceeds thereof:

                                                                SEPTEMBER 30, 1997
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                              (DOLLARS IN THOUSANDS)
LONG-TERM DEBT(1):
Long-term debt (subordinated)...............................   $   800      $   800
8.5% Subordinated Notes due 2006............................    15,000       15,000
                                                               -------      -------
          Total long-term debt..............................    15,800       15,800
SHAREHOLDERS' EQUITY:
Preferred Stock, no par value. Authorized 10,000,000 shares;
  issued and outstanding 984,000 shares and as adjusted of
  Non-Cumulative 8% Convertible Preferred Stock, Series A,
  stated value $6.25........................................     6,150        6,150
Common Stock, no par value. Authorized 50,000,000 shares;
  4,672,744 shares issued and 4,661,682 outstanding actual;
  7,672,744 shares issued and 7,661,682 outstanding as
  adjusted(2)...............................................    11,452       32,102
Treasury shares, at cost (11,092 shares)....................       (69)         (69)
Net unrealized gains on investment securities
  available-for-sale........................................       244          244
Retained earnings...........................................    10,464       10,464
                                                               -------      -------
          Total shareholders' equity........................    28,241       48,891
                                                               -------      -------
          Total capitalization..............................   $44,041      $64,691
                                                               =======      =======

---------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity," "-- Interest Rate Sensitivity."
(2) Does not include (i) 500,000 shares of Common Stock reserved for issuance pursuant to stock options under the Company's 1997 Stock Option Plan ("Plan"), of which 250,000 shares of Common Stock are reserved for issuance pursuant to outstanding stock options; (ii) 855,351 shares of Common Stock reserved for issuance upon the conversion of the Preferred Stock; and (iii) 150,000 shares of Common Stock reserved for issuance upon the exercise of the Representative's Warrants. See "Underwriting."

                          PRICE RANGE OF COMMON STOCK

     Since October 31, 1994, the Common Stock has been listed on the Nasdaq National Market under the Symbol "LION." The following table sets forth for the periods indicated the high and low sales prices for the Common Stock on the Nasdaq National Market and the dividends paid on the Common Stock.

                                                               HIGH      LOW     DIVIDENDS
                                                              -------  -------  ------------
1995
First Quarter...............................................  $10 1/2  $ 9 1/4     $.0341
Second Quarter..............................................   10 3/4    9 3/4      .0341
Third Quarter...............................................   15 1/4   10 3/4      .0341
Fourth Quarter..............................................   17 1/2   14 3/4      .0375
1996
First Quarter...............................................   16 3/4   14 1/2      .0375
Second Quarter..............................................   16 1/4   13 7/8      .0375
Third Quarter...............................................   14 3/4   11 7/8      .0375
Fourth Quarter..............................................   12 3/8    9 3/4      .0375
1997
First Quarter...............................................   13        8 1/2          -
Second Quarter..............................................    9 5/8    7              -
Third Quarter...............................................    9 3/8    8 3/4          -
Fourth Quarter (through December 8).........................    9 3/4    8 1/16         -

     On December 8, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $8 11/16 per share. As of November 3, 1997, there were approximately 375 holders of record of Common Stock.

                                DIVIDEND POLICY

     Company Policy. During the first quarter of 1997, the Board of Directors of the Company suspended payment of cash dividends on the Common Stock for the foreseeable future. All earnings are being retained by the Company in order to meet the capital levels required by the OCC Agreement and to fund future growth. The Company is a legal entity separate and distinct from FNB and the Company's other subsidiaries. Most of the revenues of the Company result from dividends and interest paid to it by FNB. There are statutory and regulatory requirements applicable to the payment of dividends by FNB as well as by the Company to its shareholders.

     Restrictions on Dividends -- Indenture. The Indenture provides that the Company may not pay cash dividends on its capital stock or redeem any shares of its capital stock if the cumulative dividends and redemptions would exceed cumulative consolidated net income of the Company for the three-year period ending on the dividend declaration date or redemption date. In addition, no dividend can be declared on the capital stock if an event of default has occurred and is continuing under the Notes, including the failure to pay interest on such indebtedness or default on other indebtedness exceeding $1 million. There can be no assurance that the restrictions contained in the Indenture will not limit or restrict the payment in the future of dividends on the Common Stock. See Note 7 to the Consolidated Financial Statements.

     Restriction on Dividends -- FRB Agreement. The FRB Agreement provides that no dividends are to be declared or paid on the Common Stock without the prior written approval of the FRB. See "Regulatory Matters -- FRB Agreement" and "Risk Factors -- Restrictions on Dividend Payments."

     Restrictions on Dividends by FNB -- Regulations. Under the regulations of the OCC, dividends of FNB may be declared out of net profits of FNB. The approval of the OCC is required if the total of all dividends declared by FNB exceeds the total of its net profits for the year, combined with its retained net profits for the preceding two years. The payment of dividends by FNB may also be affected or limited by other factors, such as the requirement to maintain capital above regulatory guidelines. At September 30, 1997, total shareholders' equity of FNB was $31.2 million, none of which was available for the payment of dividends to FNC. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could preclude the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice.

     Restrictions on Dividends by FNB -- OCC Agreement. The OCC Agreement permits FNB to pay dividends on its preferred stock as long as FNB is "adequately capitalized," which it was on September 30, 1997. However, no dividends can be paid on FNB's common stock unless FNB is in compliance with the capital ratios required commencing April 30, 1997 and November 30, 1997. Since FNB did not meet the capital levels required as of April 30, 1997 and November 30, 1997, it cannot declare a dividend on its common stock. Even if it were in compliance with the required applicable levels, FNB could not declare a dividend on its common stock without the approval of the OCC. See "Regulatory
Matters -- OCC Agreement."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected financial data for the Company for each of the five years ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997. This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto presented elsewhere in the Prospectus. The financial information as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such interim data and periods have been included and such adjustments are of a normal recurring nature. The results of operations and other data for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations which may be expected for the fiscal year ending December 31, 1997.

                                                                                                           NINE MONTHS ENDED
                                                          YEARS ENDED DECEMBER 31,                           SEPTEMBER 30,
                                       --------------------------------------------------------------   -----------------------
                                          1992         1993         1994         1995         1996         1996         1997
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                  (UNAUDITED)
INCOME STATEMENT DATA(1)
Interest income......................     $25,486      $29,399      $35,887      $48,080      $59,800      $44,325      $46,809
Net interest income..................      14,915       19,709       24,122       29,209       33,073       24,561       27,209
Provision for loan losses............       4,325        4,200        4,125        8,090       25,127       11,100       11,670
Noninterest income, including
  securities gains...................       8,126        9,620        8,769       11,679       18,305       12,612       12,988
Securities gains, net................          72           44          124          853          604          361            -
Noninterest expense..................      14,308       18,641       22,375       25,583       35,489       26,147       26,734
Income (loss) before cumulative
  effect of change in accounting
  principle..........................       2,838        4,271        4,299        4,649       (5,742)           4        1,188
Net income (loss)....................       2,838        4,545        4,299        4,649       (5,742)           4        1,188
Dividends paid.......................         420          472          628          644          693          518            -
PER SHARE DATA
Net income (loss) before cumulative
  effect of change in accounting
  principle..........................       $ .61        $ .92        $ .93        $1.01       $(1.24)        $.00         $.23
Net income (loss)....................         .61          .98          .93         1.01        (1.24)         .00          .23
Book value...........................        3.33         4.58         4.65         6.02         4.53         5.65         4.74
Dividends paid.......................         .09          .10          .14          .14          .15          .08            -
Dividend payout ratio................       14.80%       10.39%       14.62%       13.85%           *            *            -
Average shares outstanding...........   4,620,660    4,613,775    4,608,383    4,608,383    4,619,530    4,609,026    4,658,284
PERFORMANCE RATIOS
Return on average assets.............        1.08%        1.50%        1.15%        1.01%           *          .00%         .26%
Return on average equity.............       20.80        26.26        20.40        18.91            *          .02         6.61
Net interest margin..................        6.14         6.49         6.95         6.87         5.97         6.01         6.62
Efficiency ratio.....................       62.10        63.56        68.03        62.57        69.07        70.34        69.58
ASSET QUALITY RATIOS
Net charge-offs to average loans.....        2.23%        1.65%        1.54%        2.37%        3.00%        2.82%        3.80%
Allowance to period-end loans........        2.15         1.97         1.31         1.54         3.85         1.53         3.52
Nonperforming assets to total loans
  and OREO...........................        2.54         1.14          .87         1.24          .82          .93          .84
Allowance to nonperforming loans.....        1.55x        7.20x        3.65x        1.80x        5.62x        2.33x        9.92x
Allowance to nonperforming assets....         .84         1.72         1.50         1.25         4.71         1.64         4.18
CAPITAL RATIOS
Leverage.............................        5.28%        5.73%        5.51%        5.42%        2.67%        3.51%        4.05%
Risk-based capital:
  Tier 1.............................        6.99         7.39         6.49         6.15         3.40         4.59         4.89
  Total..............................        8.75         9.06         8.25        10.47         6.38         8.13         8.60
Average equity to average assets.....        5.21         5.73         5.64         5.35         4.50         4.56         3.95
BALANCE SHEET DATA (AT END OF PERIOD)
Assets...............................    $283,240     $331,956     $429,927     $524,822     $605,420     $606,676     $605,435
Total loans, net.....................     202,447      249,989      333,786      407,289      467,389      460,205      459,053
Total deposits.......................     260,907      303,297      383,016      466,507      544,713      541,632      547,020
Long-term debt.......................       2,065        1,815        2,491       16,750       16,500       16,500       15,800
Shareholders' equity.................      15,393       21,131       21,430       27,762       21,073       26,268       28,241
Realized shareholders' equity........      15,393       19,396       23,067       27,073       21,213       27,113       27,997
DAILY AVERAGES
Assets...............................    $261,645     $302,267     $373,869     $459,251     $611,517     $602,442     $606,052
Earning Assets.......................     244,198      281,237      348,312      426,525      554,354      548,444      558,612
Total loans..........................     194,247      221,745      280,593      360,915      471,200      469,323      470,482
Total deposits.......................     240,209      276,882      336,462      411,147      542,107      532,302      547,744
Long-term debt.......................       1,898        1,857        1,684        3,439       16,500       16,500       16,396
Shareholders' equity.................      13,642       17,310       21,077       24,589       27,484       27,465       23,950

---------------

  * Given the Company's net loss for the year ended December 31, 1996 and the nominal net income for the nine months ended September 30, 1996, this data is not meaningful.
(1) Beginning January 1, 1996 and consistent with industry practice, the Company commenced reversing current period accrued interest and rate-related income on credit card charge-offs to interest income. This amount totaled $1.4 million and $1.9 million for the nine months ended September 30, 1996 and 1997, respectively, and $2.0 million for the year ended December 31, 1996. Such amounts were previously charged against the allowance for loan losses. Such reclassification has not been made in prior period financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following management's discussion and analysis reviews important factors affecting the results of operations and financial condition of the Company for the periods shown. The Consolidated Financial Statements and related notes should be read in conjunction with this review. In the discussion, net interest income and net interest margin are presented on a fully taxable-equivalent basis.

OVERVIEW

     Fidelity National Corporation is a bank holding company headquartered in Atlanta, Georgia. The Company, which commenced operations as FNB in 1973, provides traditional deposit, lending, mortgage, securities brokerage, international trade services and trust products and services to its commercial and retail customers through its subsidiaries. FNB is a full-service banking operation; FNMC is a full-service residential mortgage banking operation; and FNCI is a securities brokerage operation. The Company currently conducts full-service banking and residential mortgage lending businesses through 16 locations in the metropolitan Atlanta area. The Company conducts indirect automobile lending (the purchase of consumer automobile installment sales contracts from automobile dealers), residential mortgage lending and residential construction lending through certain of its Atlanta offices and its Jacksonville, Florida location. Indirect automobile lending is also conducted at the Tampa, Florida location which was opened in 1995. At September 30, 1997, the Company had total assets of $605 million, total loans of $459 million, total deposits of $547 million and shareholders' equity of $28 million.

     As of September 30, 1997, the Company had consumer (including indirect automobile and credit card loans), real estate (including residential mortgage, construction and commercial loans secured by real estate), and commercial loans of $288 million, $119 million and $52 million, representing approximately 62.7%, 25.9% and 11.4%, respectively, of the Company's total loan portfolio. The real estate loans included $48 million in construction loans, $44 million in residential real estate loans and $27 million in commercial loans secured by real estate. As of September 30, 1997, commercial loans of the Company, including those commercial loans secured by real estate, totaled $79 million. Commercial loans not secured by real estate totaled $52 million, or 11.4% of the total loan portfolio of the Company. For the nine months ended September 30, 1997, the Company's net interest margin was 6.51% compared to 5.97% for the year ended December 31, 1996.

     Historically, credit card loans have been an important part of the Company's total loan portfolio. At December 31, 1992, credit card loans represented 53.8% of the Company's loan portfolio of $186 million. During 1992 and 1993, the outstanding balance of credit card loans remained relatively flat and declined as a percentage of total loans to 33.4% at December 31, 1994. In 1994, as a result of additional affinity programs and the introduction of the Company's Olympic card, credit card loans outstanding increased. The Company's affinity programs include colleges, associations and other entities which contract to assist the Company in marketing the Company's credit cards in return for issuance and transaction fee income. This growth continued through 1995 and into 1996, and at December 31, 1996, credit card loans totaled $144 million. During late 1996 and early 1997, the Company's net losses on its credit card loan portfolio increased significantly, reflecting a national trend and credit quality issues related to an affinity program introduced in the middle of 1995 which was subsequently discontinued in May 1996. During the first nine months of 1997, credit card loans declined to $121 million or 26.4% of total loans due to the discontinuance of new programs, the lack of any new credit card marketing initiatives and credit card balance seasonality.

     The Company has experienced significant growth in indirect automobile lending since it implemented a strategy in 1993 to expand this activity. At September 30, 1997, indirect automobile loans, including $35 million held-for-sale, totaled $166 million compared to $12 million at December 31, 1992. During the first nine months of 1997 and during 1996, the Company sold, either through whole loan sales or securitization, approximately $48 million and $137 million, respectively, of indirect automobile loans with servicing retained to take advantage of its ability to produce indirect automobile loans and to enhance other non-interest income. In addition, during 1997 and 1996, the Company sold $33 million and $38 million, respectively, of indirect automobile loans, servicing released. The Company anticipates that it will continue to sell periodically, either through whole loan sales or securitization, a substantial portion of its indirect automobile loan production to enhance fee income and manage the relative level of indirect automobile loans in the Company's loan portfolio.

     Going Concern. The independent auditors' report on the Company's Consolidated Financial Statements for the year ended December 31, 1996 includes an explanatory paragraph indicating that the Company's and the Bank's ability to continue as a going concern is dependent upon its ability to increase the capital ratios of the Bank in accordance with the OCC Agreement. See
"-- Regulatory Agreements."

     The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $5.7 million during the year ended December 31, 1996. At December 31, 1996, Fidelity and the Bank were not in compliance with the minimum capital requirements prescribed by the FRB and the OCC and were considered "undercapitalized" under the provisions of the Federal Deposit Insurance Improvement Act of 1991. In addition, Fidelity and the Bank entered into agreements with the FRB and OCC, respectively. If Fidelity and the Bank are unable to meet the minimum capital requirements of the agreements, one or more regulatory sanctions may result. These sanctions include such operating restrictions as growth limitations, prohibitions on dividend payments, increased supervisory monitoring, limitations on executive compensation, restrictions on deposit interest rates, and regulatory seizure. No such regulatory sanctions have been imposed. Management's plans concerning these matters and a description of Fidelity's and the Bank's capital plan which was submitted to the FRB and OCC, including plans to raise additional capital, are described below.

     These factors, among others, may indicate that the Company will be unable to continue as a going concern. The consolidated financial statements do not include the adjustments, if any, that might have been required had the outcome of the above-mentioned uncertainties been known, or any adjustments relating to the recoverability of recorded asset amounts or the amount of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to comply with the terms of the agreements, maintain sufficient liquidity, and operate profitably. See "-- Regulatory Agreements" and "-- Liquidity."

     Management's Plans. The Company incurred significant losses which have eroded capital. Accordingly, management's primary focus is to obtain additional capital and to return the Company to profitability. In the fourth quarter of 1996, the Bank increased rates charged on credit card products demonstrating higher loss exposure, brought credit card collections in-house, and strengthened its credit card management team while consolidating and downsizing in selected areas.

     Fidelity has neither adequate cash flow nor the financial flexibility to enable it to act as a source of financial strength to the Bank. The Company is pursuing the Offering to raise additional capital, which will enable the Company and the Bank to exceed all minimum capital requirements and the ratio levels required under the OCC Agreement. A capital plan, subject to amendment, was filed with the OCC as required under the OCC Agreement.

     As discussed previously, the Company's net loss for 1996 and the overall growth of the Company, the capital ratios of the Company and its primary operating subsidiary, the Bank, declined significantly and were not in compliance with the minimum capital requirements prescribed by the FRB and the OCC at December 31, 1996. On September 30, 1997, the Company's and the Bank's capital ratios met the minimum capital requirements for an adequately capitalized bank holding company and bank. The improvement was primarily due to the issuance of $6.2 million of Preferred Stock in June and July 1997 and earnings retention.

RESULTS OF OPERATIONS

  Net Income

     The Company's net income was $1.2 million, or $.23 per share, for the nine months ended September 30, 1997, compared to net income of $4,000 for the nine months ended September 30, 1996. The major factor contributing to the increase in earnings in 1997 was the $2.6 million increase in net interest income partially offset by a $570,000 increase in loss provisions due to credit card delinquencies and charge-offs. Additional factors affecting earnings have been additional expenses attributable to recent corporate consolidation of operations into a centrally-located facility and the upgrade of its systems.

     The Company's net loss was $5.7 million for the year ended December 31, 1996, compared to net income of $4.6 million for 1995. The net loss per share was $1.24 for 1996, compared to net income per share of $1.01 for 1995. The major factor contributing to the loss for 1996 was the higher loan loss provision resulting from higher levels of delinquencies and charge-offs in the Company's credit card loan portfolio. During 1996, earnings were also adversely affected by expenses attributable to recent corporate consolidation and systems upgrade.

     The Company's net income for 1995 was $4.6 million, or $1.01 per share, an increase of $350,000 from 1994, or $.08 per share over 1994. During 1995, increases in net interest income and noninterest income were partially offset by increases in the provision for loan losses and noninterest expense.

  Net Interest Income/Margin

     For the nine months ended September 30, 1997, net interest income increased $2.6 million to $27.2 million, or 10.8% over the nine months ended September 30, 1996. This increase was primarily a result of a $10 million increase in average earning assets to $559 million, combined with a 64 basis point increase in the yield on average interest-earning assets. The yield realized on average interest-earning assets for the first nine months of 1997 was 11.19% as compared to 10.55% for the same period of 1996. The net interest margins for the comparable periods were 6.51% and 5.93%, respectively.

     Taxable-equivalent net interest income increased $3.9 million, or 13.2%, in 1996, to $33.1 million from $29.2 million in 1995. This increase resulted from a $128 million increase in average interest-earning assets to $554 million partially offset by a decrease in the yield on interest earning assets to 10.79% from 11.29%. Average total loans increased $110 million or 30.6% over average total loans in 1995. While the increase in loan volume was primarily attributable to indirect automobile and real estate construction loan growth, increased loan volume occurred in all major loan categories as the economy continued to grow.

     Interest expense for the nine months ended September 30, 1997 and 1996 was $19.6 million and $19.8 million, respectively.

     The $7.9 million increase in total interest expense in 1996 over 1995 was attributable primarily to an increase in the volume of interest-bearing liabilities, as rates paid on average total interest-bearing liabilities only increased 15 basis points.

     The average balance of noninterest bearing demand deposits increased 16.5% to $70 million during 1996. Interest on earning assets benefited from a 5 basis point higher yield realized on investment securities and a 22.2% increase in the average balance of investment securities to $73 million for 1996.

     In summary, the increase in volume of every significant category of earning assets in 1996 provided a $14.0 million increase in income on interest-earning assets, which was partially offset by a $2.3 million decrease due to declining yields. This provided a net $11.7 million increase in income from interest earning assets.

     Average interest-bearing liabilities grew 37.7%, or $139 million, to $507 million in 1996. This growth primarily occurred in deposits. The rates paid on average interest-bearing liabilities increased 15 basis points in 1996 to 5.27%, as market rates on deposits were fairly stable during the year.

     Taxable-equivalent net interest income was $29.3 million in 1995, an increase of 21.0% over the $24.2 million in 1994. This was primarily the result of a $78.2 million, or 22.5%, increase in average interest earning assets, offset slightly by an 8 basis point decrease in net interest margin.

                     AVERAGE BALANCES, INTEREST AND YIELDS

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------
                                               1994                          1995                          1996
                                    ---------------------------   ---------------------------   ---------------------------
                                    AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/   AVERAGE    INCOME/   YIELD/
                                    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE    BALANCE    EXPENSE    RATE
                                    --------   -------   ------   --------   -------   ------   --------   -------   ------
                                                                    (DOLLARS IN THOUSANDS)
ASSETS
Interest earning assets:
  Loans, net of unearned
    income(1)(2)
  Taxable.........................  $277,933  $31,953    11.50%   $358,685  $43,572    12.15%   $469,846  $54,206    11.54%
  Tax-exempt(3)...................     2,660      253     9.51       2,230      227    10.18       1,355      127     9.36
                                    --------   ------             --------   ------             --------   ------
        Total loans...............   280,593   32,206    11.48     360,915   43,799    12.14     471,201   54,333    11.53
Investment securities
  Taxable.........................    58,433    3,424     5.86      60,060    4,025     6.70      73,433    4,956     6.75
  Tax-exempt(3)...................       133        9     6.77          10        1     5.62           -        -        -
                                    --------   ------             --------   ------             --------   ------
        Total investment
          securities..............    58,566    3,433     5.86      60,070    4,026     6.70      73,433    4,956     6.75
Interest-bearing deposits.........       350       13     3.71         129        9     6.98       1,431       74     5.17
Federal funds sold................     8,803      323     3.67       5,411      324     5.99       8,289      437     5.27
                                    --------   ------             --------   ------             --------   ------
        Total interest-earning
          assets..................   348,312   35,975    10.33     426,525   48,158    11.29     554,354   59,800    10.79
Cash and due from banks...........    13,614                        14,645                        22,011
Allowance for loan losses.........    (4,384)                       (4,487)                       (6,856)
Premises and equipment............     8,104                         9,259                        14,164
Other real estate owned...........     1,705                         1,458                         1,246
Other assets......................     6,518                        11,851                        26,598
                                    --------                      --------                      --------
        Total assets..............  $373,869                      $459,251                      $611,517
                                    ========                      ========                      ========

LIABILITIES AND SHAREHOLDERS'
  EQUITY
Interest-bearing liabilities
  Demand deposits.................  $ 88,530   $2,386     2.70%   $ 92,107   $3,148     3.42%   $100,966   $3,542     3.51%
  Savings deposits................    20,914      630     3.01      15,292      520     3.40      26,516    1,058     3.99
  Time deposits...................   176,381    8,152     4.62     243,617   14,260     5.85     344,551   19,933     5.79
                                    --------   ------             --------   ------             --------   ------
        Total interest-bearing
          deposits................   285,825   11,168     3.91     351,016   17,928     5.11     472,033   24,533     5.20
Federal funds purchased...........     1,357       73     5.38       1,786      106     5.94       2,306      144     6.24
Securities sold under agreements
  to repurchase...................     4,725      129     2.73       8,053      236     2.93      13,305      390     2.93
Other short-term borrowings.......     4,923      264     5.36       4,349      247     5.68       3,296      159     4.83
Long-term debt....................     1,684      131     7.78       3,439      354    10.29      16,500    1,501     9.10
                                    --------   ------             --------   ------             --------   ------
        Total interest-bearing
          liabilities.............   298,514   11,765     3.94     368,643   18,871     5.12     507,440   26,727     5.27
                                               ------                        ------                        ------
Noninterest-bearing demand
  deposits........................    50,637                        60,131                        70,073
Other liabilities.................     3,641                         5,888                         6,520
Shareholders' equity..............    21,077                        24,589                        27,484
                                    --------                      --------                      --------
        Total liabilities and
          shareholders' equity....  $373,869                      $459,251                      $611,517
                                    ========                      ========                      ========
Net interest income/spread........            $24,210     6.39              $29,287     6.17              $33,121     5.52
                                              =======                       =======                        ======
Net interest rate margin..........                        6.95                          6.87                          5.97

---------------

(1) Fee income relating to loans of $2,710 in 1994, $3,854 in 1995, and $3,720 in 1996, is included in interest income.
(2) Nonaccrual loans are included in average balances and income on such loans, if recognized, is recognized on cash basis.
(3) Interest income includes the effects of taxable-equivalent adjustments of $89, $77 and $48, respectively, for each of the three years ended December 31, 1996, using a federal tax rate of 34%.

                              RATE/VOLUME ANALYSIS

                                               1995 COMPARED TO 1994        1996 COMPARED TO 1995
                                             VARIANCE ATTRIBUTED TO(1)    VARIANCE ATTRIBUTED TO(1)
                                             -------------------------   ---------------------------
                                                                 NET                           NET
                                             VOLUME    RATE    CHANGE    VOLUME     RATE     CHANGE
                                             ------   ------   -------   -------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
Net loans:
  Taxable..................................  $9,724   $1,895   $11,619   $12,927   $(2,245)  $10,682
  Tax-exempt(2)............................     (43)      17       (26)      (83)      (17)     (100)
Investment securities:
  Taxable..................................      98      503       601       902        29       931
  Tax-exempt(2)............................      (7)      (1)       (8)       (1)        -        (1)
Federal funds sold.........................    (154)     155         1       156       (43)      113
Interest bearing deposits..................     (11)       7        (4)       68        (3)       65
                                             ------   ------   -------   -------   -------   -------
          Total interest-earning assets....  $9,607   $2,576   $12,183   $13,969   $(2,279)  $11,690
                                             ======   ======   =======   =======   =======   =======
Interest-bearing deposits:
  Demand...................................  $  100   $   62   $   762   $   309   $    85   $   394
  Savings..................................    (184)      74      (110)      435       103       538
  Time.....................................   3,595    2,513     6,108     5,841      (168)    5,673
                                             ------   ------   -------   -------   -------   -------
          Total interest-bearing
            deposits.......................   3,511    3,249     6,760     6,585        20     6,605
Federal funds purchased....................      25        8        33        33         5        38
Securities sold under agreements to
  repurchase...............................      97       10       107       154         -       154
Other short-term borrowings................     (32)      15       (17)      (54)      (34)      (88)
Long-term debt.............................     170       53       223     1,192       (45)    1,147
                                             ------   ------   -------   -------   -------   -------
          Total interest-bearing
            liabilities....................  $3,771   $3,335   $ 7,106   $ 7,910   $   (54)  $ 7,856
                                             ======   ======   =======   =======   =======   =======

---------------

(1) The change in interest due to both rate and volume has been allocated to the components in proportion to the relationship of the dollar amounts of the change in each.
(2) Reflects fully taxable equivalent adjustments using a Federal tax rate of 34%.

  Provision for Loan Losses

     Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries. In determining inherent losses, management considers financial services industry trends, conditions of individual borrowers, historical loan loss experience and the general economic environment. As these factors change, the level of loan loss provision changes.

     For the nine months ended September 30, 1997, the provision for loan losses was $11.7 million compared to $11.1 million for the same period in 1996, an increase of 5.4%. The major factors adversely affecting 1997 and 1996 earnings were the increase in the provision for loan losses related to credit card and indirect automobile loans due to the higher delinquencies and charge-offs. Net charge-offs to average loans for the nine months ended September 30, 1997, were 3.80% compared to 2.13% for the same period in 1996.

     For the year ended December 31, 1996, the provision for loan losses was $25.1 million compared to $8.1 million in 1995, an increase of 209.9%. The increase in the provision for loan losses was the most significant factor contributing to the decline in earnings of the Company. Net charge-offs were $14.2 million in 1996 compared to $6.9 million in 1995. Net charge-offs to average loans for 1996 were 3.00% compared to 2.37% in 1995. Approximately 88.8% of the loan charge-offs in 1996 were attributable to credit card loans. This significant increase in credit card losses in 1996 was due to several factors. Nationally, credit card charge-offs reached record highs as consumers found themselves unable to meet their credit card obligations. Many of these consumers filed bankruptcy and bankruptcies hit record levels. Moreover, a significant portion of the Company's credit card portfolio's charge-offs were attributable to one specific program. Under this program, which the Company initiated in the middle of 1995 and discontinued in May 1996, the Company issued to recent home buyers credit cards with a $3,000 credit limit, no annual fee in the first year, a $30 annual fee thereafter and an interest rate of 14.9%. While it was, and continues to be, the Company's policy not to issue credit cards without first conducting a credit review, the Company initially issued preapproved credit cards under this specific program without such a review. The reason for this policy exception was that these customers had recently completed a credit review necessary to secure residential mortgages from unrelated third-party lenders. There have been no other changes to the Company's credit card issuance policy and no changes to the Company's credit card non-accrual and charge-off policies. In May 1996, the Company ceased issuing preapproved credit cards under this program. A substantial portion of the additional provision for loan losses recorded in 1996 was to provide for losses deemed inherent in this portfolio as of year end. As a result of the higher risk inherent in the preapproved program, the rate on those cards was increased to 17.9% in November 1996.

     In 1995 the provision for loan losses was $8.1 million compared to $4.1 million in 1994. The increase in the provision for loan losses in 1995 over 1994 was due primarily to credit card loan growth and increases in credit card delinquencies and charge-offs during 1995. Net charge-offs were $6.9 million for 1995 compared to $4.3 million in 1994.

                   ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

                                                                                       NINE MONTHS
                                                                                          ENDED
                                                      DECEMBER 31,                    SEPTEMBER 30,
                                       -------------------------------------------   ----------------
                                        1992     1993     1994     1995     1996      1996     1997
                                       ------   ------   ------   ------   -------   ------   -------
Balance at beginning of period.......  $4,011   $4,007   $4,550   $4,344   $ 5,537   $5,537   $16,511
Charge-offs:
  Commercial, financial and
     agricultural....................      68       18      226       60         3        3       155
  Real estate-construction...........      13        -        -        -         -        -         -
  Real estate-mortgage...............     341       34        -        -         -        -         -
  Consumer installment...............      80       36       88      328     1,657    1,226     2,588
  Credit cards.......................   4,345    4,091    4,466    7,051    13,156    8,953    11,850
                                       ------   ------   ------   ------   -------   ------   -------
          Total charge-offs..........   4,847    4,179    4,780    7,439    14,816   10,182    14,593
Recoveries:
  Commercial, financial and
     agricultural....................      89      122       29       42        31       18       103
  Real estate-construction...........       -        -        -        -         -        -         -
  Real estate-mortgage...............      88       35        2        -         -        -         -
  Consumer installment...............      21       11       24       38        64       34       153
  Credit cards.......................     320      354      394      462       568      390       915
                                       ------   ------   ------   ------   -------   ------   -------
          Total recoveries...........     518      522      449      542       663      442     1,171
                                       ------   ------   ------   ------   -------   ------   -------
Net charge-offs......................   4,329    3,657    4,331    6,897    14,153    9,740    13,422
Provision for loan losses............   4,325    4,200    4,125    8,090    25,127   11,100    11,670
                                       ------   ------   ------   ------   -------   ------   -------
Balance at end of period.............  $4,007   $4,550   $4,344   $5,537   $16,511   $6,897   $14,759
                                       ======   ======   ======   ======   =======   ======   =======
Ratio of net charge-offs during
  period to average loans
  outstanding, net...................    2.23%    1.65%    1.54%    1.91%     3.00%    2.77%     3.80%
Allowance for loan losses as a
  percentage of loans................    2.15     1.97     1.31     1.54      3.85     1.53      3.52

  Noninterest Income

     For the nine months ended September 30, 1997, noninterest income increased $376,000 to $13.0 million, or 3.0%, over the same period in 1996. During 1997 and 1996, the Company sold mortgage servicing rights, in part, to reduce the Company's interest rate risk exposure to mortgage loan prepayments. As a result of this initiative, noninterest income for the nine months ended September 30, 1996 and 1997 benefited from $1.1 and $1.5 million gains on the sale of $135 million and $328 million in mortgage servicing rights, respectively. Fee income from mortgage servicing declined $846,000 to $843,000 for the nine months ended September 30, 1997 as a result of this strategy. There were no gains on securities transactions during the first nine months of 1997 compared to gains of $361,000 for the same period of 1996.

     Noninterest income for 1996 was $18.3 million compared to $11.7 million in 1995. This increase resulted primarily from growth in residential mortgage banking activities, brokerage activities, gains on loan sales and a loan securitization, sales of mortgage servicing rights and increased fee income from servicing indirect automobile loans. For 1996, noninterest income benefited from a $2.1 million gain on sales of $286 million in mortgage servicing rights and a $672,000 gain on sales of $195 million of indirect automobile and credit card loans. There were no such sales in 1995. The profits from the sales of mortgage servicing rights in 1996 partially offset the losses in the mortgage business due to declining loan production and reduced the Company's exposure to mortgage servicing rights impairment due to mortgage loan prepayments. Noninterest income in 1996 also benefited from a $1.0 million increase in brokerage fee income, a $402,000 increase in mortgage servicing fee income, and a $707,000 increase in indirect automobile loan servicing fees.

     Noninterest income for 1995 was $11.7 million compared to $8.8 million in 1994. This increase resulted primarily from growth in residential mortgage banking activities, brokerage operations and net gains from securities transactions. During 1995, income from residential mortgage banking activities increased 91.8% to $3.3 million and income from brokerage activities increased to $2.2 million in 1995 from $1.6 million in 1994. Reflecting the Company's commitment to increase noninterest fee income, late in 1994, the Company began to make bulk purchases of mortgage servicing rights to increase noninterest income from mortgage banking activities. As noted above, beginning in 1996, the Company began selling portions of its mortgage servicing rights portfolio.

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights" effective January 1, 1995. Accordingly, the Company capitalized the cost of originated mortgage servicing rights beginning in 1995. The adoption of this new accounting standard had a significant favorable impact on 1996 and 1995 noninterest income. During 1996 and 1995, the Company capitalized originated mortgage servicing rights and recorded related amortization of $900,000 and $1.0 million and $573,000 and $61,000, respectively. The Company measures the value of mortgage servicing rights for impairment based on loan type and rate structure. At September 30, 1997, December 31, 1996 and 1995, the fair value of these rights approximated net book value.

  Noninterest Expense

     Noninterest expense increased 2.3%, from $26.7 million for the nine months ended September 30, 1997 compared to $26.1 million for the comparable period of 1996.

     Salaries and benefit expenses increased $591,000, or 4.9%, in the first nine months of 1997 over the comparable period of 1996. The number of full-time equivalent employees declined to 385 on September 30, 1997 from 406 at September 30, 1996.

     Expenses, other than salaries, benefits and amortization of mortgage servicing rights, for the nine months ended September 30, 1997 increased $915,000 compared to the nine months ended September 30, 1996. These increases were due primarily to the Company's opening of four additional bank branches in the greater Atlanta metropolitan area and two loan production offices in Florida, the consolidation of operations to the Company's new operations center and the upgrading of its systems. Amortization of mortgage servicing rights, including amortization relating to loan repayments, declined $919,000 to $610,000 for the nine months ended September 30, 1997.

     The following schedule summarizes the change in mortgage servicing rights for the three years ended December 31, 1996, and for the nine months ended September 30, 1996 and 1997:

                                                                            NINE MONTHS
                                                         YEARS ENDED           ENDED
                                                         DECEMBER 31,      SEPTEMBER 30,
                                                      ------------------   -------------
                                                      1994   1995   1996   1996    1997
                                                      ----   ----   ----   -----   -----
                                                            (DOLLARS IN MILLIONS)
Beginning balance..................................   $ .7   $3.0   $7.8    $7.8    $5.5
Add:
  Purchased loans..................................    1.3      -      -       -       -
  Bulk purchases...................................    1.3    4.9      -       -       -
  Originated servicing rights......................      -    1.0     .9      .5      .2
                                                      ----   ----   ----    ----    ----
                                                       3.3    8.9    8.7     8.3     5.7
Less:
  Amortization.....................................     .2     .7     .8      .7      .6
  Loan payoff......................................     .1     .4     .8      .7      .5
  Bulk sale........................................      -      -    1.6       -     2.6
                                                      ----   ----   ----    ----    ----
Ending balance.....................................   $3.0   $7.8   $5.5    $6.9    $2.2
                                                      ====   ====   ====    ====    ====

     Noninterest expense increased $9.9 million, or 38.7%, in 1996 to $35.5 million from $25.6 million in 1995. Salaries and employee benefits, which accounted for 46.2% of the total increase in noninterest expense, increased 39.1% to $16.4 million in 1996 from $11.8 million in 1995. The number of full time equivalent employees at December 31, 1996 was 436 compared to 311 at December 31, 1995. The increase in salaries and employee benefits during 1996 was primarily attributable to expansion in traditional banking activities and general corporate growth.

     Expenses related to the amortization of mortgage servicing rights were $1.9 million in 1996 compared to $1.1 million and $364,000 in 1995 and 1994, respectively. Excluding mortgage servicing, expenses related to mortgage banking activities were $4.5 million in 1996 compared to $2.8 million in 1995. Expenses related to securities brokerage activities were $3.1 million in 1996 compared to $2.4 million in 1995.

     Furniture and equipment expense and net occupancy costs increased during 1996 due to general corporate growth including branch bank expansion, the opening of a new operations center and the opening of loan production offices.

     Noninterest expense for 1995 was $25.6 million compared to $22.4 million for 1994, a 14.3% increase. The increase in salaries and benefits accounted for 59.5% of the total increase in noninterest expense. The increase in noninterest expense was primarily attributable to general corporate growth in traditional banking activities, requiring an increase in full-time equivalent employees.

  Provision for Income Taxes

     The provision for income taxes consists of provisions for federal and state income taxes. The provision for income taxes for the nine months ended September 30, 1997 was $605,000, compared to tax benefit of $78,000 for the same period in 1996. These changes were due to changes in taxable income.

     In 1996, a tax benefit of $3.5 million was recorded by the Company compared to a $2.6 million provision for income taxes for 1995. The provision for income taxes for 1995 was $2.6 million compared to $2.1 million for the same period in 1994. The Company's effective tax rate approximated statutory rates for all periods.

FINANCIAL CONDITION

     The Company manages its assets and liabilities to maximize long-term earnings opportunities while maintaining the integrity of its financial position and the quality of earnings. To accomplish this objective, management strives to effect efficient management of interest rate risk and liquidity needs. The primary objectives of interest-sensitivity management are to minimize the effect of interest rate changes on the net interest margin and to manage exposure to risk while maintaining net interest income at acceptable levels. Liquidity is provided by carefully structuring the balance sheet. The decline in capital ratios to below statutory minimums at December 31, 1996 (see "-- Shareholders' Equity -- Regulatory Capital Requirements") reduced the Company's liquidity position and funding alternatives. At September 30, 1997, as a result of the issuance of 984,000 shares of Preferred Stock, the Company was adequately capitalized in accordance with FRB regulations.

     The Company's Asset Liability Committee meets regularly to review both the Company's interest rate sensitivity positions and liquidity.

  Loans

     During the nine months ended September 30, 1997, total loans, which include loans held-for-sale, declined $8 million, or 1.7%, to $459 million, compared to $467 million at December 31, 1996. This decline was primarily attributable to the 16.0% decline in the Company's credit card loans to $121 million and the 10.5% decline in real estate loans which were mostly offset by increases in commercial and consumer installment loans.

     During 1996 and 1995, the Company experienced increases in every major loan category. At December 31, 1996, total loans outstanding, including loans held for sale, were $467 million, compared to $407 million at year end 1995, a 14.8% increase. Average total loans during 1996 increased $110 million, or 30.6%, to $471 million. The most significant increases in 1996 occurred in consumer installment loans which increased $25 million, or 21.7%, to $139 million; real estate mortgage loans which increased $10 million, or 17.1%, to $72 million; and residential real estate construction loans which increased $15 million, or 37.5%, to $56 million.

     Total loans at December 31, 1995 were $407 million, an increase of 22.1% over total loans at December 31, 1994. This increase was attributable primarily to significant increases in credit card and indirect automobile, residential construction and commercial loans.

                           LOAN PORTFOLIO COMPOSITION

                                                      DECEMBER 31,
                                  ----------------------------------------------------   SEPTEMBER 30,
                                    1992       1993       1994       1995       1996         1997
                                  --------   --------   --------   --------   --------   -------------
                                                         (DOLLARS IN THOUSANDS)
Commercial:
  Commercial, financial and
     agricultural...............  $ 15,817   $ 19,732   $ 29,831   $ 37,778   $ 43,247     $ 50,890
  Tax exempt....................     1,584      2,435      2,091      1,518        698        1,532
                                  --------   --------   --------   --------   --------     --------
          Total commercial......    17,401     22,167     31,922     39,296     43,945       52,422
Real estate - construction......    10,687     20,012     32,355     40,955     56,325       48,227
Real estate - mortgage..........    45,722     47,064     66,707     61,247     71,719       66,362
Consumer installment............    12,323     43,115     89,595     78,806    113,513      131,353
Credit cards....................   100,153     98,135    110,870    139,873    143,782      121,375
                                  --------   --------   --------   --------   --------     --------
Loans...........................   186,286    230,493    331,449    360,177    429,284      419,739
Allowance for loan losses.......     4,007      4,550      4,344      5,537     16,511       14,759
                                  --------   --------   --------   --------   --------     --------
Loans, net......................  $182,279   $225,943   $327,105   $354,640   $412,773     $404,980
                                  ========   ========   ========   ========   ========     ========
TOTAL LOANS
Loans (net of unearned
  income).......................  $186,286   $230,493   $331,449   $360,177   $429,284     $419,739
Loans held-for-sale:
  Mortgage loans................    16,271     19,419      2,225     12,113     13,106        4,355
  Consumer installment..........         -          -          -     35,000     25,000       34,959
                                  --------   --------   --------   --------   --------     --------
          Total loans
            held-for-sale.......    16,271     19,419      2,225     47,113     38,106       39,314
                                  --------   --------   --------   --------   --------     --------
          Total loans...........  $202,557   $249,912   $333,674   $407,290   $467,390     $459,053
                                  ========   ========   ========   ========   ========     ========

     The following table shows the maturity distribution and interest rate sensitivity of the Company's loan portfolio at December 31, 1996:

                  LOAN MATURITY AND INTEREST RATE SENSITIVITY

                                                             DECEMBER 31, 1996
                                               ----------------------------------------------
                                                WITHIN    ONE THROUGH      OVER
                                               ONE YEAR   FIVE YEARS    FIVE YEARS    TOTAL
                                               --------   -----------   ----------   --------
                                                           (DOLLARS IN THOUSANDS)
Loan Maturity
  Commercial, financial and agricultural ....  $12,576      $45,215       $1,692     $ 59,483
  Real estate - construction.................   17,204       18,804        4,673       40,681
                                               -------      -------       ------     --------
          Total..............................  $29,780      $64,019       $6,365     $100,164
                                               =======      =======       ======     ========
Interest Rate Sensitivity
Selected loans with:
  Predetermined interest rates:
  Commercial, financial and agricultural.....  $    13      $   468       $   69     $    550
  Real estate - construction.................    1,463        4,514        2,721        8,698
Floating or adjustable interest rates:
  Commercial, financial and agricultural.....   12,563       44,747        1,623       58,933
Real estate - construction...................   15,741       14,290        1,952       31,983
                                               -------      -------       ------     --------
          Total..............................  $29,780      $64,019       $6,365     $100,164
                                               =======      =======       ======     ========

  Nonperforming Assets

     Nonperforming assets consist of nonaccrual and restructured loans and other real estate owned. Nonaccrual loans are loans on which the interest accruals have been discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Interest on these loans is reported on the cash basis as received when the full recovery of principal is anticipated or after full principal has been recovered when collection of interest is in question. Restructured loans are those loans whose terms have been modified, because of economic or legal reasons related to the debtor's financial difficulties, to provide for a reduction in principal, change in terms, or modification of interest rates to below market levels. Other real estate owned is real property acquired by foreclosure or directly by title or deed transfer in settlement of debt.

     Nonperforming assets at September 30, 1997 and December 31, 1996 were $3.5 million. Since December 31, 1995, nonperforming assets have declined $914,000, or 20.6%. During 1996, other real estate owned declined $772,000 to $567,000. At December 31, 1996 and 1995, there were no restructured loans. Nonperforming assets increased $1.5 million in 1995 from $2.9 million at December 31, 1994.

     The ratio of loans past due 90 days and still accruing to total loans declined to 1.45% at September 30, 1997 compared to 1.60% at December 31, 1996. This ratio was .87% and .64% at December 31, 1995 and 1994, respectively.

     When a loan is classified as nonaccrual, previously accrued interest is reversed and interest income is decreased to the extent of all interest accrued in the current year. If any portion of the accrued interest had been accrued in the previous year, accrued interest is decreased and a charge for that amount is made to the allowance for loan losses. For 1996, the gross amount of interest income that would have been recorded on nonaccrual and restructured loans, if all such loans had been accruing interest at the original contract rate, was $278,000.

     Credit card accounts are sampled on a quarterly basis and reviewed to assure compliance with the Bank's credit policy. Review procedures include determination that the appropriate verification processes have been completed, recalculation of the borrower's debt ratio, and analysis of the borrower's credit history to determine if the borrower meets established Bank criteria. Policy exceptions are analyzed monthly. Delinquent accounts are monitored daily and charged off after 180 days, which is the industry standard. Prior to charge-off, interest on credit card loans continues to accrue. Upon charge-off, all current period interest income and related fees are charged against interest income.

                              NONPERFORMING ASSETS

                                                   DECEMBER 31,
                                  ----------------------------------------------    SEPTEMBER 30,
                                   1992      1993      1994      1995      1996         1997
                                  ------    ------    ------    ------    ------    -------------
                                                      (DOLLARS IN THOUSANDS)
Nonaccrual loans..............    $2,314    $  632    $1,189    $3,105    $2,940       $1,488
Restructured loans............       267         -         -         -         -            -
Other real estate owned.......     2,213     2,016     1,714     1,339       567        2,042
                                  ------    ------    ------    ------    ------       ------
          Total nonperforming
            assets............    $4,794    $2,648    $2,903    $4,444    $3,507       $3,530
                                  ======    ======    ======    ======    ======       ======
Loans past due 90 days or more
  and still accruing..........    $1,297    $1,422    $2,134    $3,091    $6,890       $6,106
                                  ======    ======    ======    ======    ======       ======
Ratio of past due loans to
  total loans.................       .70%      .62%      .64%      .87%     1.60%        1.45%
Ratio of nonperforming assets
  to total loans and other
  real estate owned...........      2.54      1.14       .87      1.24       .82          .84

     Management is not aware of any potential problem loans other than those disclosed in the table above, which includes all loans recommended for such classification by regulators, which would have a material impact on asset quality. The adverse trends impacting the consumer portfolio, primarily credit cards and indirect auto loans, have been discussed elsewhere herein.

  Allocation of Allowance for Loan Losses

     Allocation of the allowance for loan losses is based primarily on historical loan loss experience, utilizing loss migration analysis where appropriate, adjusted for changes in the risk characteristics of each loan category. Additional amounts are allocated based on the evaluation of the loss potential of individual troubled loans and the anticipated effect of economic conditions on both individual loans and loan categories. Since the allocation is based on estimates and subjective judgment, it is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.

     At September 30, 1997, credit card loans had declined $23 million to $121 million, or 28.8% of loans. This 16.0% decline in credit card loans outstanding and the 18.6% decline in credit card delinquencies since peaking on January 31, 1997 are the primary causes of the $2.7 million decline in the allowance for loan losses allocated to credit cards. At September 30, 1997, $11.0 million of the allowance for loan losses was allocated to credit card loans, which represents 9.1% of such loans outstanding.

     At December 31, 1996, credit card loans totaled $144 million, or 33.5% of loans, compared to $140 million, or 38.8%, at December 31, 1995. The amount of the allowance for loan losses allocated to credit cards decreased 5.46% during 1996. See "-- Provision for Loan Losses."

     At December 31, 1996 and 1995, the Company increased the allowance for loan losses as a percentage of loans to 3.85% and 1.54%, respectively, compared to 1.31% at December 31, 1994. The increases were due primarily to unfavorable delinquency and charge-off trends related to credit card loans. Although credit card balances increased nominally in 1996, this ratio was significantly increased in 1996, as credit card delinquencies and net charge-offs increased. Management believes the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio.

     The table below presents an allocation of the allowance for loan losses by category as of December 31 for each of the last five years and as of September 30, 1997. The allocation is based on a number of qualitative factors, and the amounts presented are not necessarily indicative of actual amounts which will be charged to any particular category.

                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

                                    DECEMBER 31, 1992       DECEMBER 31, 1993       DECEMBER 31, 1994
                                   --------------------    --------------------    --------------------
                                                 % OF                    % OF                    % OF
                                   ALLOWANCE   LOANS IN    ALLOWANCE   LOANS IN    ALLOWANCE   LOANS IN
                                   BREAKDOWN   CATEGORY    BREAKDOWN   CATEGORY    BREAKDOWN   CATEGORY
                                   ---------   --------    ---------   --------    ---------   --------
                                                          (DOLLARS IN THOUSANDS)
Commercial, financial and
  agricultural...................   $   80        9.29%     $   52        8.86%     $   54        9.64%
Real estate - construction.......       50        5.74          17        8.04          26        9.85
Real estate - mortgage...........      180       24.56          24       26.59          16       20.10
Consumer installment.............       60        6.62         270       17.25         402       26.96
Credit cards.....................    3,249       53.79       3,252       39.26       3,750       33.45
Unallocated......................      388           -         935           -          96           -
                                    ------     -------      ------     -------      ------     -------
          Total..................   $4,007      100.00%     $4,550      100.00%     $4,344       100.0%
                                    ======     =======      ======     =======      ======     =======

                                    DECEMBER 31, 1995       DECEMBER 31, 1996       SEPTEMBER 30, 1997
                                   --------------------    --------------------    --------------------
                                                 % OF                    % OF                    % OF
                                   ALLOWANCE   LOANS IN    ALLOWANCE   LOANS IN    ALLOWANCE   LOANS IN
                                   BREAKDOWN   CATEGORY    BREAKDOWN   CATEGORY    BREAKDOWN   CATEGORY
                                   ---------   --------    ---------   --------    ---------   --------
                                                          (DOLLARS IN THOUSANDS)
Commercial, financial and
  agricultural...................   $   97       10.91%     $    98      10.24%     $    53      12.49%
Real estate - construction.......       30       11.37           35      13.12           51      11.49
Real estate - mortgage...........        8       17.00          350      16.71          106      15.81
Consumer installment.............      357       21.88        2,282      26.44        2,714      31.29
Credit cards.....................    4,875       38.84       13,746      33.49       11,013      28.92
Unallocated......................      169           -            -          -          822          -
                                    ------     -------      -------    -------      -------    -------
          Total..................   $5,536      100.00%     $16,511     100.00%     $14,759     100.00%
                                    ======     =======      =======    =======      =======    =======

     The following table summarizes data related to the Company's preapproved and other credit card activities:

                            SUMMARY CREDIT CARD DATA

                                                      DECEMBER 31,
                                             ------------------------------   SEPTEMBER 30,
                                               1994       1995       1996         1997
                                             --------   --------   --------   -------------
                                                 (DOLLARS IN THOUSANDS)
Loans outstanding:
  Preapproved..............................  $      -   $ 30,690   $ 57,980     $ 48,363
  Other....................................   110,870    109,183     85,802       72,844
                                             --------   --------   --------     --------
          Total............................  $110,870   $139,873   $143,782     $121,207
                                             ========   ========   ========     ========
Delinquencies:
  Preapproved..............................  $      -   $  1,724   $  8,665     $  7,652
  Other....................................     5,553      6,055      6,715        5,050
                                             --------   --------   --------     --------
          Total............................  $  5,553   $  7,779   $ 15,380     $ 12,702
                                             ========   ========   ========     ========

                                                                               NINE MONTHS
                                                YEAR ENDED DECEMBER 31,           ENDED
                                             ------------------------------   SEPTEMBER 30,
                                               1994       1995       1996         1997
                                             --------   --------   --------   -------------
                                                 (DOLLARS IN THOUSANDS)
Net charge-offs:
  Preapproved..............................    $    -    $    52    $ 5,078      $ 6,330
  Other....................................     4,072      6,537      7,510        4,605
                                             --------   --------   --------     --------
          Total............................    $4,072    $ 6,589    $12,588      $10,935
                                             ========   ========   ========     ========

     The following table depicts credit card delinquencies 30 days or greater past due by quarter:

                           CREDIT CARD DELINQUENCIES

QUARTER ENDED                                              PREAPPROVED   OTHER     TOTAL
-------------                                              -----------   ------   -------
                                                               (DOLLARS IN THOUSANDS)
March 31, 1994...........................................    $    -      $3,928   $ 3,928
June 30, 1994............................................         -       3,707     3,707
September 30, 1994.......................................         -       4,256     4,256
December 31, 1994........................................         -       5,553     5,553
March 31, 1995...........................................         -       5,946     5,946
June 30, 1995............................................         -       5,208     5,208
September 30, 1995.......................................       107       5,440     5,547
December 31, 1995........................................     1,724       6,055     7,779
March 31, 1996...........................................     3,596       6,334     9,930
June 30, 1996............................................     5,052       6,597    11,649
September 30, 1996.......................................     6,430       6,111    12,541
December 31, 1996........................................     8,665       6,715    15,380
March 31, 1997...........................................     7,752       5,770    13,522
June 30, 1997............................................     6,693       4,965    11,658
September 30, 1997.......................................     7,652       5,050    12,702

     At September 30, 1997, total credit card delinquencies were $12.7 million compared to $15.8 million at January 31, 1997, when delinquencies peaked. Credit card net charge-offs averaged $1 million per month during the third quarter of 1997 after peaking at $1.5 million in March 1997.

     As shown in the chart above, credit card delinquencies rose significantly during the fourth quarter of 1996. As a result, the provision for loan losses associated with losses inherent in that portfolio increased significantly in the fourth quarter of 1996.

  Investment Securities

     The levels of taxable and tax-exempt securities and short-term investments reflect the Company's strategy of maximizing portfolio yields while providing for liquidity needs. Investment securities totaled $74 million, $78 million and $58 million at September 30, 1997 and December 31, 1996 and 1995, respectively. The majority of the holdings are backed by U.S. Government or federal agency guarantees limiting the credit risks associated with these securities. The increase at December 31, 1996 compared to December 31, 1995 was primarily attributable to an $18 million short-term investment in U.S. Treasury Bills at December 31, 1996. Excluding these bills, the average maturity of the Company's securities portfolio was 6.4 years at December 31, 1996. Including these bills, the average maturity was 4.8 years. At year end 1996, approximately $71 million of investment securities were classified as available-for-sale, compared to $53 million at December 31, 1995. The net unrealized loss on these securities at December 31, 1996 was $226,000 before taxes compared to an unrealized gain of $1.1 million before taxes at December 31, 1995.

     There were no investments and no obligations of any one state or municipality that exceeded 10% of the Company's shareholders' equity at September 30, 1997 or December 31, 1996 or 1995.

     As of September 30, 1997, the Company included all but $6 million of its U.S. Treasury securities and obligations of U.S. Government corporations and federal agencies, as available-for-sale. The Company maintains a relatively high percentage of its investment portfolio as available-for-sale as a result of possible liquidity needs required by loan production and credit card activities.

     The following table shows the distribution of investment securities for the three years ended December 31, 1996 and the nine months ended September 30, 1997.

                     DISTRIBUTION OF INVESTMENT SECURITIES

                                                           DECEMBER 31,
                                  ---------------------------------------------------------------      SEPTEMBER 30,
                                         1994                  1995                  1996                  1997
                                  -------------------   -------------------   -------------------   -------------------
                                  AMORTIZED    FAIR     AMORTIZED    FAIR     AMORTIZED    FAIR     AMORTIZED    FAIR
                                    COST       VALUE      COST       VALUE      COST       VALUE      COST       VALUE
                                  ---------   -------   ---------   -------   ---------   -------   ---------   -------
                                                                 (DOLLARS IN THOUSANDS)
U.S. Treasury securities and
  obligations of U.S. Government
  corporations and agencies.....   $29,830    $29,202    $30,950    $31,623    $54,128    $53,798    $46,390    $46,261
  State and municipal...........        60         60          -          -          -          -          -          -
Mortgage-backed securities......    31,299     29,286     24,780     25,248     21,754     21,740     24,784     25,126
Other investments...............     1,539      1,539      1,588      1,588      1,854      1,854      2,116      2,116
                                   -------    -------    -------    -------    -------    -------    -------    -------
         Total..................   $62,728    $60,087    $57,318    $58,459    $77,736    $77,392    $73,290    $73,503
                                   =======    =======    =======    =======    =======    =======    =======    =======

     The following table shows the maturity distribution of investment securities and average yields for the two years ended December 31, 1996 and the nine months ended September 30, 1997.

       MATURITY DISTRIBUTION OF INVESTMENT SECURITIES AND AVERAGE YIELDS

                                     DECEMBER 31, 1995                  DECEMBER 31, 1996                SEPTEMBER 30, 1997
                             ---------------------------------    ------------------------------   ------------------------------
                             AMORTIZED      FAIR      AVERAGE     AMORTIZED    FAIR     AVERAGE    AMORTIZED    FAIR     AVERAGE
                               COST        VALUE      YIELD(2)      COST       VALUE    YIELD(2)     COST       COST     YIELD(2)
                             ---------   ----------   --------    ---------   -------   --------   ---------   -------   --------
                                                                    (DOLLARS IN THOUSANDS)
AVAILABLE-FOR-SALE
U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies:
  Due in less than one
    year...................   $     -     $     -          -%      $17,993    $17,993     4.87%     $     -    $     -        -%
  Due in one year through
    five years.............     1,987       2,147       5.35             -          -        -            -          -        -
  Due after five years
    through ten years......    15,973      16,457       6.27        17,436     17,362     6.96       27,440     27,521     6.74
  Due after ten years......     8,000       8,000       7.34        12,721     12,583     7.54       12,970     12,942     9.18
Mortgage-backed
  securities...............    24,780      25,248       6.31        21,754     21,740     5.73       24,784     25,126     6.17
                              -------     -------                  -------    -------               -------    -------
         Total.............   $50,740     $51,852                  $69,904    $69,678               $65,194    $65,589
                              =======     =======                  =======    =======               =======    =======
HELD-TO-MATURITY
U.S. Treasury securities
  and obligations of U.S.
  Government corporations
  and agencies:
  Due in one year or
    less...................   $ 4,990     $ 5,019       7.23%      $     -    $     -        -%           -          -        -%
  Due after ten years......         -           -          -         5,979      5,860     7.19        5,980      5,798     7.20
                              -------     -------                  -------    -------               -------    -------
         Total.............   $ 4,990     $ 5,019                  $ 5,979    $ 5,860               $ 5,980    $ 5,798
                              =======     =======                  =======    =======               =======    =======

---------------

(1) This table excludes equity investments which have no maturity date.
(2) Weighted average yields are calculated on the basis of the carrying value of the security. The weighted average yields on tax-exempt obligations are computed on a fully taxable-equivalent basis assuming a federal tax rate of 34%.

  Deposits and Funds Purchased

     Total deposits as of September 30, 1997 were $547 million compared to $545 million as of December 31, 1996. Total deposits as of December 31, 1996 increased $78 million, or 16.7%, from $467 million as of December 31, 1995. On an average balance basis, all categories of deposits reflected volume increases. Core deposits, the Company's largest source of funding, consist of all interest-bearing and noninterest-bearing deposits except time deposits over $100,000. Core deposits are obtained from a broad range of customers. Average interest-bearing core deposits were $398 million as of September 30, 1997, compared to $438 million on December 31, 1996. Average interest-bearing core deposits grew 36.9% to $438 million in 1996.

     Noninterest-bearing deposits are comprised of certain business accounts, including correspondent bank accounts, escrow deposits, as well as individual accounts. Average noninterest-bearing demand deposits represented 15.4% of average core deposits in 1996 compared to 17.2% in 1995. The average amount of, and average rate paid on, deposits by category for the periods shown are presented below:

                 SELECTED STATISTICAL INFORMATION FOR DEPOSITS

                                                  DECEMBER 31,
                              -----------------------------------------------------     SEPTEMBER 30,
                                   1994               1995               1996               1997
                              ---------------    ---------------    ---------------    ---------------
                              AVERAGE            AVERAGE            AVERAGE            AVERAGE
                               AMOUNT    RATE     AMOUNT    RATE     AMOUNT    RATE     AMOUNT    RATE
                              --------   ----    --------   ----    --------   ----    --------   ----
                                                       (DOLLARS IN THOUSANDS)
Noninterest-bearing demand
  deposits..................  $ 50,637     -%    $ 60,131     -%    $ 70,074     -%    $ 72,921      -%
Interest-bearing demand
  deposits..................    88,530   2.70      92,107   3.42     100,966   3.51      82,488   2.85
Savings deposits............    20,914   3.01      15,292   4.30      26,516   3.99      31,272   3.64
Time deposits...............   176,381   4.62     243,617   5.85     344,551   5.79     361,063   5.73
                              --------           --------           --------           --------
         Total average
           deposits.........  $336,462   3.32    $411,147   4.36    $542,107   4.53    $474,823   5.09
                              ========           ========           ========           ========

                                                              DECEMBER 31,   SEPTEMBER 30,
MATURITY DISTRIBUTION OF TIME DEPOSITS $100,000 OR MORE           1996           1997
-------------------------------------------------------       ------------   -------------
Three months or less........................................    $37,943         $32,785
Over three through six months...............................     16,213          14,713
Over six through twelve months..............................     23,270          20,508
Over twelve months..........................................      9,202           8,490
                                                                -------         -------
          Total.............................................    $86,630         $76,496
                                                                =======         =======

     The following table shows the maximum amount of short-term borrowings and the average and year-end amount of borrowings, as well as average interest rates at year-end for the last three years:

                      SCHEDULE OF SHORT-TERM BORROWINGS(1)

                                      MAXIMUM                                           WEIGHTED
                                    OUTSTANDING                AVERAGE                   AVERAGE
            YEAR ENDED                AT ANY      AVERAGE   INTEREST RATE   ENDING    INTEREST RATE
           DECEMBER 31,              MONTH-END    BALANCE    DURING YEAR    BALANCE    AT YEAR-END
           ------------             -----------   -------   -------------   -------   -------------
                                                        (DOLLARS IN THOUSANDS)
1994..............................    $33,093     $11,005       4.23%       $18,940       5.00%
1995..............................     23,939      14,188       4.15          8,245       2.96
1996..............................     25,760      18,907       3.67         17,184       3.06
Period Ended
  September 30, 1997(1)...........     29,020      15,574       3.52          8,606       2.96

---------------

(1) Consists of federal funds purchased, securities sold under agreements to repurchase, and borrowings from the Federal Home Loan Bank that mature either overnight or on a fixed maturity not to exceed three months.

     Except for securities sold under agreements to repurchase, which were 30.4% of shareholders' equity as of September 30, 1997, no other category of short-term borrowings exceeded 30% of shareholders' equity for any period shown.

  Long-Term Debt

     On December 12, 1995, the Company issued $15 million in Notes. The Company loaned $7 million in 1995 and an additional $3 million in 1996 of the proceeds to the Bank to enhance the Bank's total capital ratio. The balance of the proceeds was used to retire certain previously issued subordinated notes and for general corporate purposes.

     The provisions of the Notes and Indenture prohibit the Company from declaring or paying any dividend on its capital stock, including any preferred stock, or from redeeming any of its capital stock if the cumulative amounts of the dividends paid and amounts paid upon redemption for the three-year period ending on the dividend declaration date or redemption date exceeds the cumulative consolidated net income of the Company for the three-year period ending on such date. The cumulative consolidated net income of the Company for the three-year period ended September 30, 1997 was $1.3 million and the dividends paid during such period were $1.5 million. In addition, no dividend can be declared on the capital stock if an event of default has occurred and is continuing under the Notes, including the failure to pay interest on such indebtedness or default on other indebtedness exceeding $1 million.

  Shareholders' Equity

     Shareholders' equity as of September 30, 1997 was $28.2 million, an increase of $7.1 million, or 34.0%, from December 31, 1996. This increase in shareholders' equity is primarily attributable to the issuance of $6.2 million of Preferred Stock. Shareholders' equity at December 31, 1996 was $21.1 million, a decrease of $6.7 million, or 24.1%, from $27.8 million at December 31, 1995. Realized shareholders' equity (shareholders' equity excluding unrealized gains or losses on investment securities available-for-sale) at June 30, 1997, and December 31, 1996, and 1995, was $26.2 million, $21.2 million and $27.1 million, respectively.

     The 1996 decline in shareholders' equity was primarily attributable to the $5.7 million decrease in retained earnings from the net loss for 1996 and the $830,000 decrease in the unrealized gain on investment securities available-for-sale, net of tax.

     In 1996, the Company's Common Stock dividend payout was $693,000 compared to $644,000 and $628,000 in 1995 and 1994, respectively. In addition, on October 9, 1995, the Company paid a 10% Common Stock dividend to shareholders of record on September 28, 1995. The following table reflects the Company's Common Stock dividend payout for the past three years and for 1997, restated to reflect the 10% Common Stock dividend.

                                                               1994     1995     1996     1997
                                                              ------   ------   ------   ------
First Quarter...............................................  $.0341   $.0341   $.0375        -
Second Quarter..............................................   .0341    .0341    .0375        -
Third Quarter...............................................   .0341    .0341    .0375        -
Fourth Quarter..............................................   .0341    .0375    .0375        -
                                                              ------   ------   ------
          Total.............................................   .1364    .1398    .1500
                                                              ======   ======   ======

  Regulatory Capital Requirements

     The Bank is a national banking association and is subject to Federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the Federal Deposit Insurance Corporation. The FRB and the OCC have established capital adequacy guidelines for bank holding companies and national banks.

     In 1991, Congress adopted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Act"). Additional supervisory powers and regulations mandated by the 1991 Act include a "prompt corrective action" program based upon five regulatory zones for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

     To implement the prompt corrective action provisions of the 1991 Act, the OCC adopted regulations which became effective on December 19, 1992, placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 3%; (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 3%; (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital. See "Regulatory Matters -- OCC Agreement."

     Capital leverage ratio standards require a minimum ratio of capital to adjusted average assets ("leverage ratio") for the Bank of 4.0%. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles may be expected to maintain capital above the minimum levels.

     The FRB establishes capital requirements for the Company as a function of its oversight of bank holding companies. Each bank holding company must maintain
(i) a minimum ratio of Tier 1 capital ("Tier 1 Capital") to total risk-weighted assets of 4.0% and (ii) a minimum ratio of total qualifying capital to total qualifying assets ("total risk-based capital ratio") of 8.0% with the amount of the allowance for credit losses that may be included in supplementary capital ("Tier 2 Capital") limited to 1.25% of total risk-weighted assets. The leverage ratio established for a bank holding company is 3.0%.

     The following table depicts the Company's capital ratios at December 31, 1995 and 1996 and at September 30, 1997 in relation to the minimum capital ratios established by the regulations of the FRB:

                                  DECEMBER 31, 1995    DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                  -----------------    -----------------    -------------------
                                  AMOUNT    PERCENT    AMOUNT    PERCENT     AMOUNT    PERCENT
                                  -------   -------    -------   -------    --------   --------
                                                     (DOLLARS IN THOUSANDS)
Tier 1 Capital:
  Actual........................  $26,606     6.15%    $17,052     3.40%     $24,590      4.89%
  Minimum.......................   17,309     4.00      20,059     4.00       20,119      4.00
                                  -------   ------     -------   ------      -------     -----
  Excess (Deficiency)...........  $ 9,297     2.15%    $(3,007)    (.60)%    $ 4,471       .89%
                                  =======   ======     =======   ======      =======     =====
Total risk-based capital:
  Actual........................  $45,323    10.47%    $31,976     6.38%     $43,280      8.60%
  Minimum.......................   34,619     8.00      40,118     8.00       40,237      8.00
                                  -------   ------     -------   ------      -------     -----
  Excess (Deficiency)...........  $10,704     2.47%    $(8,142)   (1.62)%    $ 3,043       .60%
                                  =======   ======     =======   ======      =======     =====
Tier 1 Capital Leverage Ratio:
  Actual........................              5.42%                2.67%                  4.05%
  Minimum.......................              3.00                 3.00                   3.00
                                            ------               ------                  -----
  Excess (Deficiency)...........              2.42%                (.33)%                 1.05%
                                            ======               ======                  =====

     The risk-based capital ratios of the Company and the Bank are calculated under the guidelines by dividing their respective qualifying total capital by their respective total risk-weighted assets. The Company's qualifying total capital and total risk-weighted assets are determined on a fully consolidated basis. Total qualifying capital is comprised of the sum of core capital elements and supplementary capital elements. Tier 1 capital excludes any net unrealized gains or losses resulting from the implementation of SFAS No. 115. Tier 2 capital includes the allowance for credit losses, subject to limitations.

     Under the guidelines, total risk-weighted assets of the Company and the Bank are determined by assigning balance sheet assets and credit equivalent amounts of off-balance sheet financial instruments to one of four broad risk categories having risk weights ranging from zero % to 100%. The aggregate dollar amount of each category is multiplied by the risk weight associated with that category and the resulting weighted values from each category are summed to determine total risk-weighted assets.

  Regulatory Agreements

     The Company and the Bank are principally regulated by the FRB and the OCC, respectively. At periodic intervals, the OCC examines and evaluates the financial condition, operations, policies and procedures of nationally chartered banks, such as the Bank, as part of its legally prescribed oversight responsibilities.

     On November 14, 1996, the Bank entered into an agreement with the OCC ("OCC Agreement") which provides that the Bank will (i) appoint an "Oversight Committee"; (ii) achieve and maintain specified higher capital levels; (iii) develop a three-year capital program which will include, among other things, certain restrictions on dividend payments by the Bank and (iv) revise and amend its strategic plan. On April 3, 1997, the OCC notified the Bank that since it did not meet the minimum capital levels established for an "adequately capitalized" bank as of December 31, 1996, the Bank was deemed to be "undercapitalized" and was subject to prompt corrective action pursuant to 12 U.S.C. Sec. 1831o. As a result, the Bank was subject to restrictions on its ability to pay dividends and management fees and to restrictions on asset growth and expansion. The Bank was required to file a capital restoration plan with the OCC before May 19, 1997, which was submitted and approved by the OCC. On June 24, 1997, the Company issued $4.7 million in Preferred Stock, the net cash proceeds of which were invested in preferred stock of the Bank. As a result of the issuance of the Preferred Stock and subsequent investment in the Bank, on September 30, 1997, the Company and the Bank were adequately capitalized and no longer subject to such prompt corrective action.

     The Oversight Committee is comprised of three members of the board of directors of the Bank, a majority of whom are not employees of the Company. The Oversight Committee, which meets and reports monthly to the Board of Directors, is responsible for monitoring and coordinating compliance by the Bank with the OCC Agreement.

     The Board of Directors of the Bank submitted to the OCC a three-year capital program, which was approved as modified. The capital program includes projections for growth and capital requirements, projections of the sources and timing of additional capital to meet the current and future capital needs of the Bank and contingency plans in the event the primary sources of capital projected are not available. The OCC Agreement permits the Bank to declare dividends on preferred stock held by the Company only when the Bank is "adequately capitalized." The Bank may also declare dividends on its common stock held by the Company only when the Bank is in compliance with its approved capital program and with the prior written approval of the OCC.

     The Board of Directors of the Bank is revising its strategic plan in light of the revised levels of capital required and its growth plans. The revised strategic plan will include objectives for earnings performance, growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, product line development and market segments which the Bank intends to promote or develop together with strategies to achieve these objectives. The strategic plan, when revised, will be submitted to the OCC for approval.

     The Bank periodically submits reports to the OCC evidencing compliance with the OCC Agreement. The OCC Agreement continues in effect until it is amended or terminated. If the Bank continues to fail to meet its required capital levels, the operations and future prospects of the Bank will depend principally on regulatory attitudes and actions at the time, within applicable legal constraints. Such failure could result in such operating restrictions as growth limitations, prohibitions on dividend payments, increased supervisory monitoring, limitations on executive compensation, restrictions on deposit interest rates, forced merger, or regulatory seizure.

     The OCC Agreement establishes higher capital requirements than those applicable to an adequately capitalized Bank under the OCC regulations. Specified capital levels were to be achieved by the Bank by

April 30, 1997 and were to be maintained until November 30, 1997. At November 30, 1997, higher capital levels became effective and are applicable thereafter. The table below sets forth the capital requirements for the Bank under the OCC regulations and under the OCC Agreement and the Bank's actual capital ratios at December 31, 1996 and September 30, 1997.

                                     OCC REGULATIONS             OCC AGREEMENT                    ACTUAL
                                -------------------------   ------------------------   ----------------------------
                                ADEQUATELY       WELL       APRIL 30,   NOVEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
CAPITAL RATIOS                  CAPITALIZED   CAPITALIZED     1997          1997           1996           1997
--------------                  -----------   -----------   ---------   ------------   ------------   -------------
Leverage......................     4.00%          5.00%        5.00%        6.00%          3.27%          4.57%
Risk-Based Capital:
  Tier 1......................     4.00           6.00         6.00         7.00           4.16           5.52
  Total.......................     8.00          10.00        10.00        11.00           7.43           8.78

     Set forth below are pertinent capital ratios for the Company as of December 31, 1996, and September 30, 1997, under the FRB regulations:

                                                                             ACTUAL
                                                                  ----------------------------
                                                MINIMUM CAPITAL   DECEMBER 31,   SEPTEMBER 30,
CAPITAL RATIOS                                    REQUIREMENT         1996           1997
--------------                                  ---------------   ------------   -------------
Leverage......................................       3.00%            2.67%          4.05%
Risk-Based Capital:
  Tier 1......................................       4.00             3.40           4.89
  Total.......................................       8.00             6.38           8.60

     Generally, dividends that may be paid by the Bank to the Company are subject to certain regulatory limitations. Under Federal banking law, the approval of the OCC will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank's net profits to date for that year combined with its retained net profits for the preceding two years, subject to the maintenance of minimum required regulatory capital. At September 30, 1997 and December 31, 1996, total shareholders' equity of the Bank was $31 million and $25 million, respectively. At December 31, 1996, payment of future dividends on the common stock of the Bank was precluded by the OCC Agreement until the Bank is in compliance with its approved capital program and it has received written approval from the OCC.

     Absent sales of equity securities or subordinated debt by the Company, capital will increase only through the retention of earnings. To meet the capital requirements in the OCC Agreement, management has estimated that as of September 30, 1997, an additional $12 million of capital will be needed to reach the requirements.

     The Board of Directors of the Company adopted resolutions ("FRB Agreement") on February 13, 1997, as requested by the Federal Reserve Bank of Atlanta, that prohibits the Company from paying dividends and incurring debt without prior approval of the FRB.

INTEREST RATE SENSITIVITY

     The major elements used to manage interest rate risk include the mix of fixed and variable rate assets and liabilities and the maturity pattern of assets and liabilities. It is the Company's policy not to invest in derivatives in the ordinary course of business. The Company performs a monthly review of assets and liabilities that reprice and the time bands within which the repricing occurs. Balances generally are reported in the time band that corresponds to the instrument's next repricing date or contractual maturity, whichever occurs first. However, fixed rate residential mortgage loans are included based on scheduled payments and credit card loans with a fixed rate are spread based on historical run-off experience over an eight month period. Through such analysis, the Company monitors and manages its interest rate sensitivity gap to minimize the effects of changing interest rates.

     The interest rate sensitivity structure within the Company's balance sheet at September 30, 1997 has a cumulative net interest sensitive liability gap of 19.29% when projecting out one year. In the near term, defined as 90 days, the Company has a cumulative net interest sensitivity asset gap of 17.49% as of September 30, 1997. The interest rate sensitivity structure within the Company's balance sheet at December 31, 1996 indicated a cumulative net interest sensitive liability gap of 14.20% when projecting out one year. In the near term, defined as 90 days, the Company had a cumulative net interest sensitivity asset gap of 20.61% as of December 31, 1996. This information represents a general indication of repricing characteristics over time; however, the sensitivity of certain deposit products may vary during extreme swings in the interest rate cycle. Since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income.

     At December 31, 1996 and September 30, 1997, the 90 day and 0-30 day windows included $25 million and $35 million of indirect automobile loans classified as held-for-sale. By selling these loans the Bank becomes less interest sensitive. The Company's policy states that the cumulative gap at the six month and one year period should not exceed 10%. The Company interest rate shock analysis indicates that the Company is relatively insensitive to an interest rate shock of plus or minus 200 basis points.

     The following table illustrates the Company's interest rate sensitivity at December 31, 1996 as well as the cumulative position at December 31, 1996 and September 30, 1997:

                     INTEREST RATE SENSITIVITY ANALYSIS(1)

                                                                     DECEMBER 31, 1996
                             -------------------------------------------------------------------------------------------------
                                                                     REPRICING WITHIN
                             -------------------------------------------------------------------------------------------------
                               0-30      31-60      61-90      91-120    121-150    151-180                  OVER
                               DAYS       DAYS       DAYS       DAYS       DAYS       DAYS     ONE YEAR    ONE YEAR    TOTAL
                             --------   --------   --------   --------   --------   --------   ---------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS
Investment securities
  available-for-sale.......  $ 17,993   $      -   $      -   $      -   $      -   $      -   $       -   $53,238    $ 71,231
Investment securities
  held-to-maturity.........         -          -          -          -          -          -         301     5,979       6,280
Loans......................   184,918      5,902      5,145      4,905      4,712      4,630      29,216   189,395     428,823
Loans held for sale........    13,106          -     25,000          -          -          -           -         -      38,106
Federal funds sold.........       343          -          -          -          -          -           -         -         343
Due from banks - interest
  earning..................     3,301          -          -          -          -          -           -         -       3,301
                             --------   --------   --------   --------   --------   --------   ---------   --------   --------
        Total
          interest-earning
          assets...........   219,661      5,902     30,145      4,905      4,712      4,630      29,517   248,612     548,084
INTEREST-BEARING
  LIABILITIES
Demand deposit accounts....     3,694      3,694      3,694      3,694      3,694      3,694      22,164    29,549      73,877
Savings and NOW accounts...     1,258      1,258      1,258      1,258      1,258      1,258       7,557    60,404      75,509
Money market...............     2,090      2,090      2,090      2,090      2,090      2,090      12,543    16,727      41,810
Time Deposits>$100,000.....    21,892      8,102      8,376      5,919      6,691      3,179      22,906     9,565      86,630
Time Deposits<$100,000.....    19,931     17,389     27,262     25,746     17,602     12,411      76,694    64,852     266,887
Long-term debt.............     1,500          -          -          -          -          -           -    15,000      16,500
Short-term borrowings......    17,184          -          -          -          -          -           -         -      17,184
                             --------   --------   --------   --------   --------   --------   ---------   --------   --------
        Total
          interest-bearing
          liabilities......    67,549     32,533     42,680     38,707     31,335     22,632     141,864   201,097     578,397
                             --------   --------   --------   --------   --------   --------   ---------   --------   --------
Interest-sensitivity gap...  $152,112   $(26,631)  $(12,535)  $(33,802)  $(26,623)  $(18,002)  $(112,347)  $47,515    $(30,313)
                             ========   ========   ========   ========   ========   ========   =========   ========   ========
Cumulative gap at
  12/31/96.................  $152,112   $125,481   $112,946   $ 79,144   $ 52,521   $ 34,519   $ (77,828)  $(30,313)
                             ========   ========   ========   ========   ========   ========   =========   ========
Ratio of cumulative gap to
  total interest-earning
  assets...................     27.75%     22.89%     20.61%     14.44%      9.58%      6.30%     (14.20)%   (5.53)%
Ratio of interest-sensitive
  assets to
  interest-sensitive
  liabilities (12/31/96)...    325.19      18.14      70.63      12.67      15.04      20.46       20.81    123.63
Cumulative gap at
  9/30/97..................  $147,150   $123,213   $ 99,256   $ 77,921   $ 52,522   $ 22,074   $(109,470)  $(5,845)

---------------

(1) The Company follows FDIC guidelines for non-maturity deposit accounts across multiple time bands. Savings and NOW accounts are equally distributed over 60 months with a limit of 40% of the total balance in the three to five year time frame. Demand deposits and money market accounts are distributed over 36 months with a limit of 40% of the total balance in the one-to-three year time frame.

LIQUIDITY

     Market and public confidence in the financial strength of the Bank and financial institutions in general will largely determine the Bank's access to appropriate levels of liquidity. This confidence is significantly dependent on the Bank's ability to maintain sound asset credit quality and appropriate levels of capital resources.

     Liquidity is defined as the ability of the Bank to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the Bank's liquidity position by giving consideration to both on-and off-balance sheet sources of and demands for funds on a daily and weekly basis.

     Sources of liquidity include cash and cash equivalents, net of federal requirements to maintain reserves against deposit liabilities; investment securities eligible for pledging to secure borrowings from dealers and customers pursuant to securities sold under agreements to repurchase ("repurchase agreements"); loan repayments; loan sales; deposits and certain interest rate-sensitive deposits; and borrowings under overnight federal fund lines available from correspondent banks. During 1996 and the nine month period ended September 30, 1997, the Company sold or securitized $195 million and $81 million, respectively, in indirect automobile and credit card loans. In addition to interest rate-sensitive deposits, the Bank's principal demand for liquidity is anticipated fundings under credit commitments to customers.

     Maintaining appropriate levels of capital is an important factor in determining the availability of critical sources of liquidity. At December 31, 1996, capital ratios had declined below regulatory minimums. This decline tightened the Company's liquidity position and reduced the availability of traditional funding sources, including warehouse borrowing from the Federal Home Loan Bank (FHLB), the ability to acquire brokered deposits, and unsecured federal funds lines. At September 30, 1997, as a result of the issuance of Preferred Stock, capital ratios have been restored to above regulatory minimums and the Company's liquidity sources have expanded to again include the FHLB. At September 30, 1997, the Bank had a $50 million credit availability with the FHLB. In addition the restriction on brokered deposits no longer applies and the Bank is negotiating to obtain unsecured federal funds lines.

     Management of the Bank seeks to maintain a stable net liquidity position while optimizing operating results, as reflected in net interest income, the net yield on earning assets and the cost of interest-bearing liabilities in particular. Key management meets regularly to review the Bank's current and projected net liquidity position and to review actions taken by management to achieve this liquidity objective.

     The Company's Consolidated Statements of Cash Flows included in the Consolidated Financial Statements present certain information about cash flows from operating, investing and financing activities. The Company's principal cash flows relate to investing and financing activities of the Bank, rather than operating activities. While the statement presents the periods' net cash flows from lending and deposit activities, it does not reflect certain important aspects of the Bank's liquidity described above, including (i) anticipated liquidity requirements under outstanding credit commitments to customers, (ii) intraperiod volatility of deposits, particularly fluctuations in the volume of commercial customers' noninterest-bearing demand deposits and (iii) unused borrowings available under federal funds lines, repurchase agreements, and other arrangements. The Bank's principal source of operating cash flows is net interest income.

     FNC's liquidity sources are limited, and it primarily relies on equity sales, borrowings, interest income, management fees and dividends from the Bank as sources of liquidity. Interest and dividends from subsidiaries ordinarily provide a source of liquidity to a bank holding company. Currently the Bank can pay interest on its subordinated debt and cash dividends on its preferred stock without the prior written consent of the OCC. As discussed previously, FNC and the Bank have entered into agreements which also impact their overall liquidity position. See "-- Regulatory Agreements." In accordance with those agreements, dividends on the common stock of the Bank can only be paid when the Bank is in compliance with the OCC Agreement and with the prior written consent of the OCC. In addition, FNC is prohibited from incurring additional debt without the prior approval of the FRB.

     Net cash from operating activities primarily results from net income or loss adjusted for the following noncash items: the provision for loan losses and depreciation and amortization. Net cash provided by operations was negatively impacted in 1995 by the increase in indirect automobile loans held for sale of $35 million. This followed an increase in net cash provided by operations of $19 million in 1994 when loans held for sale declined, due primarily to a decrease in mortgage loan production. Cash was available during 1996 to increase earning assets and to pay dividends of $692,909.

     Significant financing activities include growth in core deposits, short-term borrowings, and long-term debt. In 1995 the Company sold $16.2 million in subordinated notes and retired $1.5 million in subordinated debt. The resulting increase in subordinated notes enhanced the Company's total risk-based capital ratio. The Company plans to meet immediate capital needs from the anticipated issuance of equity securities. In addition, the Company anticipates that additional capital will be provided by growth in retained earnings and, if appropriate, from the issuance of additional subordinated debt.

     Cash flows from time deposits, which increased to $84 million in 1996 and $16 million during the nine months ended September 30, 1997, were primarily used to support loan growth. In addition, during the year ended December 31, 1996 the Company routinely utilized brokered deposits to fund interim period loan growth for loan sales and a securitization. No such deposits were outstanding as of year end. Due to its capital ratios at year-end, the Company no longer meets the requirements to utilize such deposits. The Company had unused sources of liquidity in the form of unused unsecured federal funds lines of $20 million at December 31, 1996. As stated above, such lines now require security. The Company manages asset and liability growth through pricing strategies within regulatory capital constraints.

     Except for the possible adverse effects arising out of the FRB and OCC Agreements discussed in "-- Regulatory Capital Requirements" and "-- Regulatory Agreements," and the level of the Company's credit card and indirect automobile loan delinquencies and charge-offs, there are no known trends, events, or uncertainties of which the Company is aware that will have or that are likely to have a material adverse effect on the Company's liquidity, capital resources or operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption did not have a material impact on the financial position or results of operations of the Company.

     Beginning on January 1, 1997, the Company adopted the provisions of "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," SFAS No. 125, which provides new accounting and reporting standards for sales, securitizations and servicing of receivables and other financial assets and extinguishments of liabilities and supersedes SFAS 122. SFAS No. 125 is effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of FASB Statement No. 125."

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share." The statement revises standards for computing and presenting net income per share by (a) replacing primary net income per share with basic net income per share, (b) requiring dual presentation of basic and diluted net income per share for entities with complex capital structures, and
(c) requiring a reconciliation of the basic net income per share computation to diluted net income per share. Basic net income per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share includes the effect of potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares. The adoption of SFAS No. 128 will not have a material effect on the Company's earnings per share calculations.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which is effective for annual and interim periods ending after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for annual and interim periods ending after December 15, 1997. This statement establishes standards for the method that public entities are to use to report information about operating segments in annual financial statements and requires that those enterprise reports be issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers.

QUARTERLY FINANCIAL INFORMATION

     The following table sets forth, for the periods indicated, certain consolidated quarterly financial information of the Company. This information is derived from unaudited consolidated financial statements which include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. This information should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The results for any quarter are not necessarily indicative of results for any future period.

            CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                       1995                          1996
                                       -------------------------------------   -----------------
                                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                       -------   -------   -------   -------   -------   -------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income......................  $10,928   $11,650   $12,322   $13,180   $13,718   $14,963
Interest expense.....................    3,989     4,682     5,019     5,181     5,837     6,776
                                       -------   -------   -------   -------   -------   -------
Net interest income..................    6,939     6,968     7,303     7,999     7,881     8,187
Provision for loan losses............    1,380     1,710     2,000     3,000     2,400     3,000
Noninterest income before securities
 gain................................    1,882     2,484     2,876     3,582     3,368     4,830
Securities gains.....................      102       139       206       408        87       195
                                       -------   -------   -------   -------   -------   -------
Total noninterest income.............    1,984     2,623     3,082     3,990     3,455     5,025
Noninterest expense..................    5,874     6,193     6,458     7,058     8,005     8,621
                                       -------   -------   -------   -------   -------   -------
Income (loss) before income taxes....    1,669     1,688     1,927     1,931       931     1,591
Income tax (benefit) expense.........      596       599       691       680       328       586
                                       -------   -------   -------   -------   -------   -------
Net income (loss)....................  $ 1,073   $ 1,089   $ 1,236   $ 1,251   $   603   $ 1,005
                                       =======   =======   =======   =======   =======   =======
Net income (loss) per share..........  $   .23   $   .24   $   .27   $   .27   $   .13   $   .22
                                       =======   =======   =======   =======   =======   =======

                                             1996                     1997
                                       -----------------   ---------------------------
                                        THIRD    FOURTH     FIRST    SECOND     THIRD
                                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                       -------   -------   -------   -------   -------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income......................  $15,644   $15,475   $15,246   $15,611   $15,953
Interest expense.....................    7,151     6,963     6,521     6,429     6,650
                                       -------   -------   -------   -------   -------
Net interest income..................    8,493     8,512     8,725     9,182     9,303
Provision for loan losses............    5,700    14,027     4,770     3,500     3,400
Noninterest income before securities
 gain................................    4,053     5,450     5,234     3,581     4,173
Securities gains.....................       79       243         -         -         -
                                       -------   -------   -------   -------   -------
Total noninterest income.............    4,132     5,693     5,234     3,581     4,173
Noninterest expense..................    9,521     9,341     8,717     8,771     9,247
                                       -------   -------   -------   -------   -------
Income (loss) before income taxes....   (2,596)   (9,163)      472       492       829
Income tax (benefit) expense.........     (992)   (3,417)      163       154       288
                                       -------   -------   -------   -------   -------
Net income (loss)....................  $(1,604)  $(5,746)  $   309   $   338   $   541
                                       =======   =======   =======   =======   =======
Net income (loss) per share..........  $  (.35)  $ (1.24)  $   .07   $   .07   $   .09
                                       =======   =======   =======   =======   =======

                                    BUSINESS

GENERAL

     Fidelity National Corporation is a bank holding company headquartered in Atlanta, Georgia. The Company, which commenced operations as Fidelity National Bank in 1973, provides traditional deposit, lending, mortgage, securities brokerage, international trade services and trust products and services to its commercial and retail customers through its subsidiaries. FNB is a full-service banking operation; FNMC is a full-service residential mortgage banking operation; and FNCI is a securities brokerage operation. The Company currently conducts its full-service banking and residential mortgage lending businesses through 16 locations in the metropolitan Atlanta area. Indirect automobile lending (the purchase of consumer automobile installment sales contracts from automobile dealers), residential mortgage lending and residential construction lending are conducted through certain of its Atlanta offices and the Company's Jacksonville, Florida location. Indirect automobile lending is also conducted at the Tampa, Florida location which was opened in 1995. At September 30, 1997, the Company had total assets of $605 million, total loans of $459 million, total deposits of $547 million and shareholders' equity of $28 million.

STRATEGY

     The Company's long-term strategy is to (i) continue to grow its full-service banking operations, primarily in the metropolitan Atlanta area, by fully utilizing its current branch capacity and by opening additional bank branches; (ii) capitalize on the consolidating metropolitan Atlanta banking market by increasing commercial and real estate loans and other banking services, primarily to small and medium sized companies; (iii) strengthen its credit card lending operations and processes; (iv) enhance operating efficiencies; and (v) further strengthen the Company's senior management team.

     Continue to grow banking operations. The Company is focused on growing its full-service banking operations by leveraging its current branch capacity resulting from the Company's recent opening of four branch offices and the move of one branch into a significantly improved facility. These branches are not yet mature and they continue to experience steady deposit and loan growth. In addition, the Company has acquired and equipped three additional branches, which it intends to open following the Offering subject to OCC approval. The Company is currently incurring the fixed costs associated with these new and unopened branches. Upon successful capitalization, the Company expects to be able to grow the deposits of these new and unopened branches, thereby improving the return realized on the Bank's operating cost structure. During the past twelve months, the Company added six automated teller machines ("ATMs"), bringing the total number of ATMs in its network to 27 at September 30, 1997. The Company expects to add ten additional ATMs during the next twelve months.

     Capitalize on the consolidating metropolitan Atlanta banking market. The Company is positioning itself as the financial institution alternative to the larger commercial banks headquartered outside of metropolitan Atlanta that have been acquiring Atlanta commercial banks and thrifts. Management seeks to capitalize on markets which it believes are being underserved as a result of these acquisitions by increasing commercial loans and other banking services, primarily to small and medium sized companies. The Company believes there is still value to be added by providing the opportunity for greater personalized banking relationships than exist with the larger commercial banks in its target markets and will continue to emphasize personalized service by a locally headquartered financial institution in order to differentiate itself from its larger competitors. FNB's asset size of $604 million at September 30, 1997 and legal lending limit per borrower of approximately $7.8 million position it to work more effectively with middle-market customers than many smaller community banks in the Atlanta metropolitan area.

     Strengthen credit card lending activities. Management of the Company has recently undertaken several initiatives to improve and return to profitability its credit card lending activities. The Company has discontinued the issuance of preapproved credit cards under affinity programs, increased the rates and fees on a significant portion of its credit card accounts to appropriately reflect the risk levels and strengthened the collection and recovery processes on credit card accounts. The Company continues to implement new procedures and technologies to enhance its ability to monitor and manage the exposures inherent in its credit card portfolio. The Company currently does not plan to issue new affinity credit cards or aggressively market new credit cards. As a result, the Company expects its credit card loans to diminish as a percentage of its total loan portfolio. Over time, and in conjunction with an increase in commercial loans and retained indirect automobile loans, the reduction in credit card loans is expected to result in an increase in the percentage of secured loans in the Company's loan portfolio.

     Enhance operating efficiencies. During the fourth quarter of 1996, the Company consolidated its data processing, deposit and loan operations and its collection and consumer product operations into a centrally located office. In connection with this consolidation, the Company has and is continuing to upgrade its software and management information systems designed to improve marketing and operating efficiencies. Specifically, the Company has implemented automated dialers for marketing products and collection, telephone banking software, delinquency analysis software, collection software and enhanced accounting systems software. The Company continues to analyze its infrastructure and technological developments in the banking industry for opportunities to improve the efficiency of its operations.

     Further Strengthen Senior Management. On September 15, 1997, FNB hired Larry D. Peterson as its President and Chief Executive Officer. In addition, during the past two years the Company has hired a senior consumer credit officer, a manager of credit cards and a manager of indirect automobile lending. The Company intends to continue to strengthen senior management. See "Management."

MARKET AREA

     The Atlanta metropolitan area has been, and is expected to continue to be, one of the fastest growing metropolitan areas in the country. The population in the Atlanta metropolitan area grew from 2,977,000 in 1990 to 3,514,000 in 1996, an average annual growth rate of 3%. The Atlanta metropolitan area has also experienced substantial job growth. According to the Georgia Department of Labor, the Atlanta economy created over 80,000 new jobs in each year from 1993 through 1996, while the local unemployment rate dropped during that period from 5.2% to 3.8%. The May 1997 "Forecast of Georgia & Atlanta" issued by the Georgia State University Economic Forecasting Center, has estimated that population growth in the Atlanta metropolitan area will continue at annual rates of at least 2.6% through 1999. The Economic Forecasting Center also expects job growth to continue, with 52,300, 40,800 and 35,000 new jobs created in 1997, 1998 and 1999, respectively, during which periods it projects the national economy will be slowing.

     FNB conducts banking activities primarily through 16 branches in Fulton, DeKalb, Cobb and Gwinnett counties, Georgia. Four of these branches were opened in 1996 and the Company intends to open three additional branches in the Atlanta metropolitan area following the Offering. Customers of FNB are primarily small and medium sized businesses and individuals. FNB's customer base for its credit card portfolio is national in scope, with customers in all 50 states. FNB also conducts indirect automobile lending and residential construction lending from its Jacksonville, Florida office in addition to its offices in Georgia. FNB also conducts indirect automobile lending from its Tampa, Florida office. Customers of its other services are located almost exclusively in Georgia.

PRODUCTS AND SERVICES

     The Company's products and services include (i) depository accounts, (ii) indirect automobile lending, (iii) credit card loans, (iv) construction and residential real estate loans, (v) commercial loans, including commercial loans secured by real estate, (vi) securities brokerage services, (vii) trust products and services and (viii) international trading services.

  Deposits

     FNB offers a full range of depository accounts and services to both individuals and businesses. As of September 30, 1997, the Company's deposit base, totaling approximately $547 million, consisted of approximately $79 million in noninterest-bearing demand deposits (14.4% of total deposits), approximately $80 million in interest-bearing demand deposits and money market accounts (14.6% of total deposits), approximately $22 million in savings deposits (4.0% of total deposits), approximately $291 million in time deposits in amounts less than $100,000 (53.2% of total deposits), and approximately $77 million in time deposits of $100,000 or more (14.0% of total deposits). There were no brokered deposits on June 30, 1997.

  Lending

     FNB's primary lending activities include consumer loans (indirect automobile and credit card loans), real estate loans and commercial loans to small and medium sized businesses. FNB also makes secured construction loans to home builders and residential mortgagees in the Atlanta, Georgia and Jacksonville, Florida metropolitan areas. The loans are often secured by first and second real estate mortgages. FNB offers direct installment loans to consumers on both a secured and unsecured basis. Commercial lending includes the extension of credit to a company directly or to individuals for business purposes.

     As of September 30, 1997, the Company had consumer (including installment and credit card loans), real estate (including residential mortgage, construction and commercial loans secured by real estate), and commercial loans of $288 million, $119 million and $52 million, representing approximately 62.7%, 25.9% and 11.4%, respectively, of the Company's total loan portfolio. As of September 30, 1997, real estate loans of the Company totaled $119 million. These loans included $48 million in construction loans, $44 million in residential real estate loans and $27 million in commercial loans secured by real estate. As of September 30, 1997, commercial loans of the Company, including those commercial loans secured by real estate, totaled $79 million. Commercial loans not secured by real estate totaled $52 million, or 11.4% of the total loan portfolio of the Company.

  Indirect Automobile Lending

     FNB acquires, on a non-recourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from motor vehicle dealers located primarily in Atlanta, Georgia, Jacksonville and Tampa, Florida. As of September 30, 1997, the aggregate amount of indirect automobile loans outstanding was $150 million, 36.2% of FNB's total loan portfolio. Approximately 62.7%, 16.3% and 14.8% of the outstanding indirect automobile loans at September 30, 1997 were originated in the Atlanta and Jacksonville and Tampa offices, respectively. An additional $134 million of indirect automobile loans originated and sold by the Company are being serviced for others. This business has grown significantly and origination volume for the quarter ended September 30, 1997 was approximately $59 million. Each potential sales finance contract is reviewed for creditworthiness and collateral value by FNB, which notifies the dealer as to the terms (including interest rate and length of contract) on which the loan will be made to the dealer's customer. Since the sales finance contracts are purchased by FNB on a nonrecourse basis, no credit is being extended to the dealers and the dealers have no liability for the sales finance contracts purchased from them, except to the extent of the dealer reserve discussed below. Once the loan has been documented, the dealer assigns the contract to FNB.

     The interest rate quoted by a dealer on a sales finance contract may exceed the interest charged by FNB on the particular contract. That interest differential or flat fee, depending on dealer arrangement, accrues in a prepaid asset account. Usually 75% to 100% of the interest differential or flat fee is immediately paid to the dealer as compensation for originating and documenting the loan. The unpaid portion is retained in the dealer holdback account and FNB may deduct from this account potential prepayments, rebates, charge-offs and any rebates of interest charges due FNB on sales finance contracts purchased from the dealer. If any amount is remaining in the holdback account at the time all sales finance contracts purchased by FNB from the dealer have been paid in full, such amount is paid to the dealer. As of September 30, 1997, the balance in the holdback account was $189,000. The Company's potential charge-offs in excess of the holdback are provided for in the allowance for loan losses. As of September 30, 1997, the aggregate amount of indirect automobile financing loans outstanding was approximately $166 million. Net charge-offs on indirect automobile loans for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1997 were $303,000, $1.6 million and $2.4 million, respectively.

  Credit Card Loans

     FNB offers Visa, MasterCard, Visa Gold, ConsumerCard Visa, affinity Visa programs and sponsored FNB Visa/MasterCard programs on a nationwide basis to persons, businesses, partnerships and associations who meet FNB's established underwriting standards with respect to income, credit rating, established residence or domicile and employment. Credit card loans are subject to seasonal fluctuations based on consumer spending habits, with the outstanding balances of such credit card loans rising at the end of each calendar year. As of September 30, 1997, credit card loans were approximately $121 million, or 26.4% of the Company's total loan portfolio. The credit card portfolio was built substantially through affinity programs. The Company's affinity programs include colleges, associations and other entities which contract to assist the Company in marketing the Company's credit cards in return for issuance and transaction fee income

  Residential Mortgage Banking

     FNMC is engaged in the residential mortgage banking business, focusing on one-to-four family properties. FNMC offers FHA, VA, conventional and non-conforming loans (those with balances over $203,150). In addition, FNMC purchases loans from independent mortgage companies located in the Southeast. FNMC operates from the Company's office in Corporate Square, Atlanta, Georgia as well as three other locations in the Atlanta metropolitan area and also has a loan origination office in Jacksonville, Florida. FNMC is an approved originator and servicer for Freddie Mac and Fannie Mae and is an approved originator for loans insured by HUD.

     Mortgage loans held-for-sale fluctuate due to economic conditions, interest rates, the level of real estate activity and seasonal factors. During 1996, FNMC originated approximately $7 million in loans to be held in FNB's portfolio. FNMC typically retains the right to service mortgages sold to investors, but from time to time sells servicing rights to other mortgage loan servicers. Servicing activities include the collection of principal and interest payments, maintenance of escrow balances and remittance of insurance and tax payments on behalf of mortgagees and the offer of insurance products to borrowers. In return for servicing mortgages, FNMC is entitled to a servicing fee, generally .25% to
 .50% per annum of the outstanding principal balance of a mortgage serviced. Due to normal amortization of the principal balance, the dollar amount of the fee earned on a particular mortgage declines over time and no further fee will be earned if the mortgage is prepaid or goes into default. During 1996 and the nine months ended September 30, 1997, the Company closed $176 million and $79 million of residential mortgage loans, respectively. All servicing rights were retained, except for government and non-conforming loans. As of September 30, 1997, FNMC serviced residential mortgage loans totaling $254 million, of which $13 million were held by FNB and $241 million were serviced for others. See "-- Supervision and Regulation -- Regulation of Mortgage Banking."

  Securities Brokerage Services

     FNCI commenced business as a full-service broker in late 1992, after registration as a broker-dealer with the Commission in October 1992 and with the State of Georgia on May 15, 1992. In October 1992, FNCI registered as an investment advisor with the Commission, received approval from the Federal Reserve to operate as a fully disclosed introducing broker and became a member of the NASD. FNCI operates from its headquarters in Atlanta and from three other offices in FNB's banking facilities in the Atlanta metropolitan area.

  Trust Products and Services

     FNB provides investment products and services to individuals and organizations under trust and agency agreements. Currently, FNB services approximately $282 million in assets, with the majority of accounts in custodial and self-directed IRAs. Other services include personal trusts, employee benefit trusts, guardianships, estate settlement accounts, management agency accounts and corporate trusts.

  International Trade Services

     FNB provides services to individuals and company clients in meeting their international business requirements. Letters of credit, foreign currency drafts, foreign clean and documentary collections, export finance and international wire transfers are some of the services provided.

SIGNIFICANT OPERATING POLICIES

  Lending Policy

     Lending authority is delegated by the Board of Directors of FNB to loan officers, each of whom is limited as to the amount of secured and unsecured loans that he or she can make to a single borrower or related group of borrowers. All loans in excess of $100,000 (new relationships) or $250,000 (existing relationships) must be approved by a committee of officers of the Bank. All loans over $500,000 must be approved by the President and Chief Executive Officer of the Bank or the Vice Chairman of the Bank. All loans in excess of $1,000,000 must be approved by the Loan and Discount Committee of the Board of Directors of the Bank.

     FNB provides written guidelines for lending activities. Secured loans, except indirect installment loans which are generally secured by the vehicle purchased, are made to persons who are well-established and have net worth, collateral and cash flow to support the loan. Real estate loans are made only when such loans are secured by real property located in Georgia or the Jacksonville, Florida area. Unsecured loans, except credit card loans, are normally made by FNB only to persons who maintain depository relationships with FNB. The Company does not have a rollover policy. Any loan renewal request is reviewed in the same manner as an application for a new loan.

     Under certain circumstances, FNB takes investment securities as collateral for loans. If the purpose of the loan is to purchase or carry margin stock, FNB will not advance loan proceeds of more than 50% of the market value of the stock serving as collateral. If the loan proceeds will be used for purposes other than purchasing or carrying margin stock, FNB generally will lend up to 70% of the current market value of the stock serving as collateral.

     Making loans to businesses for working capital is a traditional function of commercial banks. Such loans are expected to be repaid out of the current earnings of the commercial entity and the ability of the borrower to service its debt is dependent upon the success of the commercial enterprise. It is FNB's policy to require security for these loans.

     For loans that are collateralized by inventory, furniture, fixtures and equipment of a small business, FNB does not generally advance loan proceeds of more than 60% of the inventory value and more than 50% of the furniture, fixtures and equipment value serving as collateral. When inventory serves as primary collateral, accounts receivable generally will also be taken as collateral. Maximum collateral values for accounts receivable are recognized as follows: 75% for receivables outstanding 60 days or less; 50% for receivables outstanding 61 to 90 days; and no collateral value will be assigned for accounts receivable outstanding past 90 days.

     Many of FNB's commercial loans are secured by real estate (and thus are categorized as real estate mortgage loans) because such collateral may be superior to other types of collateral owned by small businesses. Loans secured by commercial real estate, however, are subject to certain inherent risks. Commercial real estate may be substantially illiquid, and commercial real estate values are difficult to ascertain and are subject to wide fluctuations depending upon economic conditions. FNB requires that qualified independent appraisers determine the value of any commercial real estate taken as collateral, and FNB will generally lend 75% of the appraised value or the purchase price of the real estate, whichever is less.

     FNB originates short-term residential construction loans for detached housing and a limited number of residential acquisition and development loans in the Atlanta and Jacksonville metropolitan areas. Residential construction loans are made through the use of officer guidance lines, which are approved by FNB's Loan and Discount Committee. Specific maximum loan commitment and numbers of unsold houses allowed are clearly identified for each of the approximately 75 builders' officer guidance lines. Each loan is individually reviewed and approved by the loan officer and is subject to an appraisal and a maximum 75% loan-to-value ratio.

     These guidelines are approved for established builders with track records and adequate financial strength to support the credit being requested. Loans may be for speculative starts or for pre-sold residential property to specific purchasers. As of September 30, 1997, approximately $48 million (10.5% of total loans) was outstanding on total residential construction loans, of which approximately $10 million was for acquisition and development loans. Acquisition and development loans generally have 18 month or shorter maturities and are for the purpose of developing lots for a builder's own building program usage or are generally pre-sold to an established builder or builders.

     Inter-agency guidelines adopted by federal bank regulators, including the OCC, require that financial institutions establish real estate lending policies. The guidelines also established certain maximum allowable real estate loan-to-value standards. FNB has adopted the federal standards as its maximum allowable standards, but has had in the past and now has in place loan policies which are, in some cases, more conservative than the OCC guidelines. The FNB and OCC guidelines require maximum allowable loan-to-value ratios for various types of real estate loans as set forth below.

                                                              MAXIMUM ALLOWABLE
                                                             LOAN-TO-VALUE RATIO
                                                             -------------------
LOAN CATEGORY
Land.......................................................          65%
Land development...........................................          75
Construction:
  Commercial, multifamily(1) and other nonresidential......          80
  One-to-four family residential...........................          85
Improved property..........................................          85
Owner-occupied one-to-four family and home equity(2).......           -

---------------

(1) Multifamily construction includes condominiums and cooperatives.
(2) A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, one-to-four family residential property. However, for any such loan with a loan-to-value ratio that equals or exceeds 90% at origination, appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral should be required.

     Potential specific risk elements associated with each of FNB's lending categories include the following:

Credit cards.........................  Employment status, changes in local economy, unsecured credit risks
Installment loans to individuals.....  Employment status, changes in local economy, difficulty in monitoring collateral (vehicle, boat,
                                       mobile home) and limited personal contact as a result
                                       of indirect lending through dealers
Commercial, financial and
  agricultural.......................  Industry concentrations, difficulty in monitoring the valuation of collateral (inventory, accounts
                                       receivable and vehicles), borrower management
                                       expertise, increased competition and specialized or
                                       obsolete equipment as collateral
Real estate - construction...........  Inadequate collateral and long-term financing agreements
Real estate - residential mortgage...  Changes in local economy and caps on variable rate loans

     Management believes that the outstanding loans included in each of these categories do not represent more than the normal risks associated with these categories, as described above. FNB's underwriting and asset quality monitoring systems focus on minimizing the risks outlined above.

  Loan Review and Nonperforming Assets

     FNB's credit administration department reviews its loan portfolio to determine deficiencies and appropriate corrective action. The credit administration department attempts to review 30% to 45% of FNB's loan portfolio annually, excluding credit cards and consumer installment loans secured by new and used vehicles. The results of the reviews are presented to FNB's Board of Directors on a monthly basis. Loan reviews are performed on credits that are selected according to their risk. Past due loans are reviewed weekly by each lending officer and by the credit administration department. A summary report is reviewed monthly by

FNB's Board of Directors. The Loan Committee of the Board of Directors of FNB annually reviews all loans over $1.0 million.

     Credit card accounts are reviewed on a quarterly basis for compliance with FNB credit policy. Review procedures include a determination of whether the appropriate review of employment, residence and other information has been completed, recalculation of the borrower's debt coverage ratio, and analysis of the borrower's credit history to determine if it meets established FNB criteria. Policy exceptions are analyzed monthly. Delinquencies are monitored daily. Accounts are charged off after they are 180 days past due in accordance with industry practice.

     A provision for loan losses and a corresponding increase in the allowance for loan losses are recorded monthly, taking into consideration the historical charge-off experience, delinquency and current economic conditions.

  Asset/Liability Management

     FNB's asset/liability committee (the "Committee") is comprised of officers of the Company and FNB who are charged with managing the assets and liabilities of the Company and FNB. The Committee attempts to manage asset growth, liquidity and capital in order to maximize income and reduce interest rate risk. The Committee directs the Company's and FNB's overall acquisition and allocation of funds. At its monthly meetings, the Committee reviews and discusses the monthly asset and liability funds budget in relation to the actual flow of funds. The Committee also reviews and discusses peer group comparisons, the ratio of the amount of rate-sensitive assets to the amount of rate-sensitive liabilities, the ratio of allowance for loan losses to outstanding and nonperforming loans, and other variables, such as expected loan demand, investment opportunities, core deposit growth within specified categories, regulatory changes, monetary policy adjustments and the overall state of the economy.

  Investment Policy

     FNB's investment portfolio policy is to maximize income consistent with liquidity, asset quality, regulatory constraints and asset/liability objectives. The policy is reviewed at least annually by FNB's Board of Directors. The Board of Directors of FNB is provided information monthly concerning sales, purchases, resulting gains or losses, average maturity, federal taxable equivalent yields and appreciation or depreciation by investment categories.

SUPERVISION AND REGULATION

  Holding Company Regulation

     The Company is a registered bank holding company subject to regulation by the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"). The Company is required to file financial information with the Federal Reserve periodically and is subject to periodic examination by the Federal Reserve.

     The Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve (i) before it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already controlled; (ii) before it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of a bank; and
(iii) before it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of voting shares of any company engaged in such activities. This prohibition does not apply to activities found by the Federal Reserve, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are: making or servicing loans and certain types of leases; performing certain data processing services; acting as fiduciary or investment or financial advisor; providing discount brokerage services; and making investments in corporations or projects designed primarily to promote community welfare.

     The Company must also register with the Georgia Department of Banking and Finance ("DBF"). Such registration filing includes information with respect to the financial condition, operations, management and intercompany relationships of the Company, FNB and the Company's other subsidiaries, and related matters. The DBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued thereunder by the DBF have been complied with, and the DBF may make examinations of the Company.

     The Company, FNMC and FNCI are "affiliates" of FNB under the Federal Reserve Act, which imposes certain restrictions on (i) loans by FNB to the Company, (ii) investments in the stock or securities of the Company by FNB,
(iii) FNB accepting the stock or securities of one of its affiliates from a borrower as collateral for loans and (iv) the purchase of assets from the Company by FNB. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any exercise of credit, lease or sale of property or furnishing of services.

  Bank Regulation

     FNB is a national bank chartered under the National Bank Act. FNB and its wholly-owned subsidiaries are subject to the supervision of, and are regularly examined by, the OCC. The OCC regulates and monitors all areas of FNB's and FNMC's operations and activities, including reserves, loans, mergers, issuances of securities, payments of dividends, interest rates, mortgage servicing, accounting and establishment of branches. Interest and certain other charges collected or contracted for by FNB are also subject to state usury laws or certain federal laws concerning interest rates. See "Regulatory Matters -- OCC Agreement."

     FNB is insured by the FDIC. The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law if an insured bank is closed without adequate provision having been made to pay claims of depositors, acting as a receiver of state banks placed in receivership when appointed receiver by state authorities and preventing the development or continuance of unsound and unsafe banking practices. The FDIC also has the authority to recommend to the appropriate federal agency supervising an insured bank that the agency take informal action against such institution and to act to implement the enforcement action itself if the agency fails to follow the FDIC's recommendation. The FDIC also has the authority to examine all insured banks.

     In 1991 the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Act") was adopted, the principal initial effect of which was to permit the Bank Insurance Fund ("BIF") to borrow up to $30 billion from the U.S. Treasury (to be repaid through deposit insurance premiums over 15 years) and to permit the BIF to borrow working capital from the Federal Financing Bank in an amount up to 90% of the value of the assets the FDIC has acquired from failed banks.

     Various other sections of the 1991 Act impose substantial new auditing and reporting requirements and increase the role of independent accountants and outside directors on banks having assets of $500 million or more, and regulators may encourage smaller banks to comply with such requirements. The 1991 Act also provides for a ban on the acceptance of brokered deposits except by well capitalized institutions and by adequately capitalized institutions with the permission of the FDIC, and for restrictions on the activities engaged in by state banks and their subsidiaries as principal, including insurance underwriting, to the same activities permissible for national banks and their subsidiaries, unless the state bank is well capitalized and a determination is made by the FDIC that the activities do not pose a significant risk to the insurance fund. The effect on the Company of these measures contained in the bill will be to a great extent dependent upon the manner in which bank regulatory authorities interpret and enforce regulations that have been issued pursuant to the 1991 Act.

  Capital Requirements

     The additional supervisory powers and regulations mandated by the 1991 Act include a "prompt corrective action" program based upon five regulatory zones for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

     To implement the prompt corrective action provisions of the 1991 Act, the OCC adopted regulations, which became effective on December 19, 1992, placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 3%; (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 3%; (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 3% and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

     In the fourth quarter of 1996, the OCC advised the Bank that it will be required to achieve capital levels higher than "adequately capitalized" as defined in the OCC regulations. On November 14, 1996, the Bank entered into the OCC Agreement which provides that the Bank (i) will appoint an "Oversight Committee"; (ii) will achieve and maintain specified higher capital levels;
(iii) will develop a three-year capital program which will include, among other things, certain restrictions on dividend payments by the Bank and (iv) will revise and amend its strategic plan.

     The Oversight Committee is comprised of three members of the board of directors of the Bank, a majority of whom are not employees of the Company. The Oversight Committee, which meets and reports monthly to the Board of Directors, is responsible for monitoring and coordinating compliance by the Bank with the OCC Agreement.

     The OCC Agreement establishes higher capital requirements than those applicable under the OCC regulations. Specified capital levels were to be achieved by the Bank by April 30, 1997 and maintained until November 30, 1997. At November 30, 1997, higher capital levels became effective and are applicable thereafter. While the Bank at September 30, 1997 was adequately capitalized as defined in the regulations, it has not attained the higher capital levels which were to be achieved by April 30, 1997 and November 30, 1997. The following table sets forth (i) the capital requirements for the Bank under the OCC regulations and under the OCC Agreement, (ii) the Bank's capital ratios at September 30, 1997 and (iii) as adjusted capital ratios to give effect to the investment thereof and the investment of $17 million of the net proceeds of this Offering in Tier 1 risk-based capital of the Bank:

                                       OCC REGULATIONS             OCC AGREEMENT
                                  -------------------------   ------------------------     SEPTEMBER 30, 1997
                                  ADEQUATELY       WELL       APRIL 30,   NOVEMBER 30,   -----------------------
CAPITAL RATIOS                    CAPITALIZED   CAPITALIZED     1997          1997       ACTUAL   AS ADJUSTED(1)
--------------                    -----------   -----------   ---------   ------------   ------   --------------
Leverage(2).....................      4.00%         5.00%        5.00%        6.00%       4.57%        7.18%
Risk-Based Capital:
  Tier 1(3).....................      4.00          6.00         6.00         7.00        5.52         8.61
  Total.........................      8.00         10.00        10.00        11.00        8.78        11.81

---------------

(1) Assumes that the Company invests approximately $17 million of the net proceeds of the Offering in Tier 1 capital of the Bank and the Bank invests the net proceeds in assets carrying a risk-weight that is equivalent to the Company and the Bank's average risk-weight at September 30, 1997. See "Use of Proceeds."
(2) Leverage ratio is defined as Tier 1 capital as a percent of total average assets.
(3) Tier 1 capital is comprised of common shareholder's equity and, subject to certain limitations and qualifications, non-cumulative perpetual preferred stock.

     Set forth below are (i) the capital requirements for the Company under the FRB regulations, (ii) the capital ratios for the Company as of September 30, 1997, and (iii) as adjusted ratios to give effect to the issuance of Common Stock pursuant to this Offering:

                                                    FRB REGULATIONS
                                                    ---------------     SEPTEMBER 30, 1997
                                                    MINIMUM CAPITAL   -----------------------
CAPITAL RATIOS                                        REQUIREMENT     ACTUAL    AS ADJUSTED
--------------                                      ---------------   ------   --------------
Leverage (Tier 1 capital to total assets).........       3.00%         4.05%        7.21%
Risk-Based Capital:
  Tier 1 capital to risk-based assets.............       4.00          4.89         8.64
  Total capital to risk-based assets..............       8.00          8.60        12.92

---------------

     The FRB Agreement entered into in February 1997 provides that the Company will not incur any additional debt, redeem its capital stock or declare or pay dividends to the holders of Common Stock without the prior approval of the FRB. As of the date of the FRB Agreement, the Company did not meet the minimum capital requirements of a bank holding company in accordance with regulations promulgated by the FRB. While the Company met the minimum capital requirements as of September 30, 1997, these restrictions continue until terminated or modified by the FRB.

  Interstate Banking Act

     In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") became law. The Interstate Banking Act has two major provisions regarding the merger, acquisition and operation of banks across state lines. First it provides that effective September 29, 1995, adequately capitalized and managed bank holding companies will be permitted to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks will be preempted as of the effective date. States cannot enact laws opting out of this provision; however, states may adopt a minimum restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before such bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that would result in the acquirer controlling 30% or more of the deposits of insured banks and thrifts held in the state in which the acquisition or merger is occurring or in any state in which the target maintains a branch or 10% or more of the deposits nationwide. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state acquirers, and the federal deposit caps apply only to initial entry acquisitions.

     The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, "adequately capitalized" and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. The State of Georgia has enacted legislation in connection with the Interstate Banking Act which requires that a bank located within the state must be in existence for a period of five years before it may be acquired by an out-of-state institution. This state legislation also requires out-of-state institutions to purchase an existing bank or branch in the state rather than starting a de novo bank. Many states, including Georgia, have enacted legislation which permits banks with different home states to merge if the states involved have enacted legislation permitting interstate bank mergers prior to June 1, 1997. The Company believes that this legislation may result in increased takeover activity of Georgia financial institutions by out-of-state financial institutions. However, the Company does not presently anticipate that such legislation will have a material impact on its operations or future plans.

     The Interstate Banking Act was amended on July 3, 1997 for the purpose of ensuring that state banks are competitive with national banks under the new interstate banking laws. The amendment provides that state law of the host state applies to an out-of-state, state-chartered bank that branches in the host state to the same extent that it applies to a national bank operating a branch in the host state. The law also provides that bank branches operating in the host state and chartered in another state may exercise powers they have under their home-state charters if host state-chartered banks or national banks may exercise those powers.

     Under prior Georgia law which was applicable to national banks, the establishment of new or additional branch banks in a county, other than the county in which the parent bank was located, was prohibited except in very narrow situations. Pursuant to legislation recently enacted, with the prior approval of the appropriate regulator, after July 1, 1996, a state or national bank may establish three new or additional branch banks de novo in the same manner as currently provided for the establishment of bank offices under the Georgia Financial Institutions Code. These branches may be located anywhere in Georgia. If a bank is part of a bank holding company, all affiliates would be treated as one bank and the holding company would be limited to branching to only three counties. Otherwise, the same restrictions on Georgia banks' ability to form or acquire branch banks that exist prior to July 1, 1996, continue to apply until July 1, 1998. As of July 1, 1998, new or additional branch banks may be established anywhere in the state with the prior approval of the appropriate regulator.

  Regulation of Mortgage Banking

     The mortgage banking industry is subject to the rules and regulations of, and examinations by, the DBF, FNMA, FHLMC, GNMA, HUD, FHA and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing residential mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, require licensing of mortgage bankers, govern how mortgage servicers process a mortgagor's payment, require an annual analysis of FNMC's escrow balances and also regulate the procedure for making investor payments.

     Many states have adopted statutes and regulations which require the payment of interest on escrow accounts, but many of these provisions contain exemptions from the requirement to pay interest. The common exemptions are: interest is paid only on loans originated after enactment or a phase-in; interest need only be paid if the mortgage servicer earns interest on the account; interest need not be paid by an out-of-state mortgage servicer; and interest need not be paid on low loan-to-value loans or government loans or where interest is offset by administrative expenses. It is presently unclear whether these statutes and regulations, or some variation thereof, will be implemented by other states and if so what effect that will have on the Company and FNMC.

     Effective July 1, 1993, the Georgia Legislature enacted registration and licensing requirements for mortgage brokers and lenders engaged in making loans secured by one-to-four family residential property located in Georgia (the "Mortgage Act"). FNMC, as a subsidiary of a Georgia bank holding company subject to examination by the DBF, is exempt from the licensing requirement of the Mortgage Act, but is required to register with the DBF. FNMC must renew its registration annually and provide the DBF in its renewal application with information, including a general plan of the business, financial statements and other financial information requested by the DBF and shareholders owning at least 10% of the mortgage lender's equity. FNMC is required to maintain such records as the DBF may require and is subject to examination by the DBF. In addition, FNMC must file an annual report with the DBF each year.

     The Mortgage Act requires that mortgage brokers and lenders, including FNMC, make certain disclosures to applicants for mortgage loans. The Mortgage Act also provides authority for the DBF to promulgate rules with respect to escrow accounts and the advertising of mortgage loans, and the DBF has promulgated regulations governing mortgage loan advertising. In addition, the Mortgage Act imposes restrictions on unfair mortgage banking practices, as defined by the Mortgage Act.

     There are numerous rules and regulations imposed on mortgage loan originators that require originators to obtain and maintain licenses; establish eligibility criteria for mortgage loans; prohibit discrimination; regulate advertising of loans; encourage lenders to identify and meet the credit needs of the community, including low and moderate income neighborhoods, consistent with sound lending practices, by requiring certain statistical information be maintained and publicly available regarding mortgage lending practices within certain geographical areas; provide for inspections and appraisals of properties; require credit reports on prospective borrowers; regulate payment features; and, in some cases, fix maximum interest rates, fees and loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, and administrative enforcement actions.

  Broker-Dealers

     Securities broker-dealers are subject to extensive regulation. Generally, broker-dealers must register with the Commission and the states in which they operate. All broker-dealers must be members of the NASD, subject to its rules and disciplinary procedures. Personnel of broker-dealers engaged in sales activities must be licensed as salespeople under the appropriate state laws and register with the NASD. Registered broker-dealers are subject to detailed record keeping and reporting requirements. The extent to which broker-dealers can extend credit is also subject to regulation. FNCI, as a registered broker-dealer, is also subject to rules regarding minimum capital, disclosure obligations, restrictions on markups, and other matters.

COMPETITION

     The banking business is highly competitive. The Company's primary market area, other than for credit cards, residential mortgages and indirect automobile loans, consists of Fulton, DeKalb, Cobb and Gwinnett counties, Georgia. FNB competes for traditional bank business with numerous other commercial banks and thrift institutions with offices in the Company's primary trade area, many of which have greater financial resources than FNB. The Company also competes for loans with insurance companies, regulated small loan companies, credit unions and certain governmental agencies. FNCI competes with independent brokerage and investment companies as well as state and national banks and their affiliates and other financial companies. There can be no assurance that other companies will not offer products and services that are competitive with those offered by the Company and its subsidiaries. The emergence of such competitors could have a material adverse effect on the results of operations and financial condition of the Company.

     The credit card, indirect automobile financing and mortgage banking industries are also highly competitive. The Company competes with banks and special purpose credit card banks and companies throughout the United States as well as entities such as AT&T and General Motors Corporation for credit card customers. In the indirect automobile financing industry, the Company competes with specialty consumer finance companies in addition to banks. FNMC competes with independent mortgage banking companies, state and national banks and their subsidiaries, as well as thrift institutions and insurance companies. There can be no assurance that other companies will not offer products and services that are competitive with those offered by the Company and its subsidiaries. The emergence of such competitors could have a material adverse effect on the results of operations and financial condition of the Company.

EMPLOYEES

     As of September 30, 1997, the Company had 385 full-time equivalent employees. Neither the Company nor any one of its subsidiaries is a party to any collective bargaining agreement. The Company believes that its employee relations are good.

PROPERTIES

     The Company's principal executive offices consist of 49,368 leased square feet (of which 23,939 square feet are sublet) in Atlanta, Georgia. The Bank leases 35,000 square feet (of which 29,928 square feet are sublet) in Decatur, Georgia, where it maintains a full-service banking center. The Company's operations are principally conducted from 80,000 square feet located at 3 Corporate Square, Atlanta, Georgia. Of the other 15 branch offices of the Bank located in Fulton, DeKalb, Cobb and Gwinnett Counties, Georgia, ten are owned and five are leased. The Company leases loan production offices in Jacksonville and Tampa, Florida.

LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to claims and lawsuits arising in the course of normal business activities. Although the ultimate outcome of these claims and lawsuits cannot be ascertained at this time, it is the opinion of management that none of these matters when resolved will have a material adverse effect on the Company's consolidated results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors and their ages as of December 8, 1997 are as follows:

NAME                                     AGE                  POSITION
----                                     ---                  --------
James B. Miller, Jr....................  57    Chairman of the Board, President and
                                               Chief Executive Officer
Larry D. Peterson......................  49    Vice President and Director; President
                                               and Chief Executive Officer of FNB
Sharon R. Denney.......................  59    Executive Vice President
M. Howard Griffith, Jr.................  55    Chief Financial Officer
Palmer Proctor, Jr.....................  30    Vice President
David R. Bockel........................  53    Director
Dr. Edward G. Bowen(1).................  61    Director
Robert J. Rutland(1)(2)(3).............  56    Director
W. Clyde Shepherd, Jr.(2)(3)...........  83    Director
Gordon M. Sherman......................  64    Director
R. Phillip Shinall, III(2).............  50    Director
Rankin Smith, Jr.......................  50    Director
Felker W. Ward, Jr.(1).................  64    Director

---------------

(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.
(3) Member of the Executive Committee of the Board of Directors.

     Officers are appointed annually and serve at the pleasure of the Board of Directors. The directors are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their respective successors are duly elected and qualified.

     James B. Miller, Jr. has served as the Chairman of the Board and as President and Chief Executive Officer of the Company since 1979. He has also served as the President and Chief Executive Officer of FNB from 1977 to 1997. He has been the Chairman of FNCI and FNMC since 1992 and 1980, respectively. Prior to joining the Company, Mr. Miller was the President of Mudrak Eisfabrik and Ageka Wohnungsbau GmbH from 1971 to 1977. Prior to that time, Mr. Miller served as an investment counselor at Citizens & Southern National Bank and a stockbroker at Bache & Company. Mr. Miller holds a B.A. from Florida State University and a LLB from Vanderbilt University, School of Law.

     Larry D. Peterson was elected President and Chief Executive Officer of FNB and a Vice President of the Company on September 18, 1997 and has served as a director of the Company since September 30, 1997. From 1995 until 1997, he was a Senior Vice President and the Senior Segment Manager of KeyCorp. He served as the President -- Central Indiana Region of Society National Bank from 1992 to 1995. In 1994, KeyCorp and Society Corporation merged. He was the President and Chief Executive Officer of Ameritrust Indiana Corporation ("Ameritrust"), a bank holding company headquartered in Indianapolis, Indiana from 1991 until it was acquired in 1992 by Society Corporation, a bank holding corporation headquartered in Cleveland, Ohio. Prior thereto, Mr. Peterson served in various capacities with Ameritrust from 1980 to 1991 and with National City Bank, Cleveland, Ohio from 1970 to 1980. Mr. Peterson holds a B.S. in Finance from Pennsylvania State University and a Masters of Banking, Stonier Graduate School of Banking, Rutgers University.

     Sharon R. Denney has served as Executive Vice President of the Company since 1993. He joined FNB as a Vice President in 1979 and has been an Executive Vice President of FNB since 1992. He is also Secretary of FNMC.

     M. Howard Griffith, Jr. has served as the Chief Financial Officer of the Company and FNB since February 1994, and as Chief Financial Officer of FNMC since September 1995. Prior to joining the Company, Mr. Griffith served as a Vice President and the Treasurer of Synovus Financial Corp., a bank holding company based in Columbus, Georgia, from December 1992 through October 1993, and as Chief Financial Officer of Fidelity Savings Bank in Dalton, Georgia, from June 1992 through December 1992. Mr. Griffith's experience includes 17 years with C&S/Sovran and predecessors, holding several positions ending with Finance Executive Officer and Director of Corporate Taxes and five years in public accounting as a certified public accountant, during which he specialized in audits of banks and savings and loan associations.

     Palmer Proctor, Jr. has served as a Vice President of the Company since 1996. Mr. Proctor's current responsibilities as Branch Administrator, Operations Manager, include oversight of deposit operations, credit card loans, data processing and branch operations. He was elected a Vice President of FNB and was appointed Branch Administrator in 1993. Mr. Proctor joined FNB in 1990 as a Management Associate and until 1993, he worked in management capacities in the various departments.

     David R. Bockel became a director of the Company on September 30, 1997. Mr. Bockel has been the President of Bockel, Sabatino & Day, an advertising agency in Atlanta, Georgia, since January 1997. Prior thereto, he was president of the predecessor companies, which he first established in 1971. He is also a Brigadier General, United States Army Reserve.

     Dr. Edward G. Bowen has served as a director of the Company since 1989 and as a director of FNB since 1989. Dr. Bowen has been a gynecologist and obstetrician in Atlanta, Georgia for more than 30 years.

     Robert J. Rutland has served as a director of the Company since 1979 and a director of FNB since 1974. Since 1995, Mr. Rutland has served as the Chairman and Chief Executive Officer of Allied Holdings, Inc. ("Allied"), the second largest transporter in North America specializing in automobiles and light trucks. From 1986 to 1995, Mr. Rutland was President and Chief Executive Officer of Allied.

     W. Clyde Shepherd, Jr. has served as a director of the Company since 1979, a director of FNB since 1974, and Chairman of the Board of Directors of FNB since 1989. Mr. Shepherd has been the Secretary/Treasurer of Shepherd Construction Company, a general contracting company located in Atlanta, Georgia, since 1949. Mr. Shepherd will not stand for re-election as a director at the 1998 Annual Meeting of Shareholders in accordance with the policy of mandatory retirement for directors at age 70.

     Gordon M. Sherman became a director of the Company on September 30, 1997. Since 1975, Mr. Sherman has served as Regional Commissioner of the Social Security Administration for the eight southeastern states.

     R. Philip Shinall, III has served as a director of the Company and FNB since 1979. Mr. Shinall has been a partner in the law firm of Holland & Knight, LLP, Atlanta, Georgia, since October 1997. He was a partner in the law firm of Glass, McCullough, Sherrill & Harrold, LLP, Atlanta, Georgia from 1988 until April 1997.

     Rankin M. Smith, Jr. has served as a director of the Company and FNB since 1987. Mr. Smith has been a director of and an advisor to the Atlanta Falcons football team since 1990. He was President of the Atlanta Falcons from 1977 to 1990.

     Felker W. Ward, Jr. has served as a director of the Company since 1996. Mr. Ward has been a principal of Pinnacle Investment Advisors, Inc., an investment advisory firm in Atlanta, Georgia, since 1991, and has been President of Ward & Associates, Inc., an investment banking firm, since 1991. Mr. Ward is also a director of AGL Resources, Inc., a natural gas distributing utility, and Abrams Industries, Inc., a construction and property management company and a manufacturer of fixtures.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with James B. Miller, Jr. and Larry D. Peterson.

     The employment agreement with Mr. Miller is for a three year period commencing on January 1, 1998. It provides for an annual base salary of $300,000 and annual incentive compensation of up to $400,000 based upon the attainment by the Company of certain net income targets. In addition, Mr. Miller was granted a five year incentive stock option to purchase 40,400 shares of Common Stock at $9.90 per share and a non-qualified stock option to purchase 109,600 shares of Common Stock at $9.00 per share. The incentive stock options vest at the rate of 25% per year for four years and the non-qualified stock options vest at the rate of 20% per year for five years, each commencing September 18, 1998. The stock options will vest in full upon a change in control of the Company and upon the termination of his employment agreement by the Company without cause.

     The employment agreement with Mr. Peterson is for a three year period commencing on September 15, 1997. It provides for an annual base salary of $300,000. The employment agreement further provides that FNB will adopt, prior to September 15, 1998, a deferred compensation program which will include all senior executives of FNB. Mr. Peterson's employment agreement requires he be paid a lump sum of $50,000 within 30 days of the commencement of his employment. Also, the Company agreed to reimburse Mr. Peterson for premiums on a $1 million term life insurance policy and a disability insurance policy which will provide disability benefits at the annual rate of $210,000. Mr. Peterson was granted seven year incentive and non-qualified stock options on September 15, 1997 to purchase 100,000 shares of Common Stock at $9.00 per share. The option vests at the rate of 20% per year for five years, commencing September 15, 1998. The stock options will vest in full upon a change in control of the Company and upon the termination of his employment with the Company without cause.

     The employment agreements with Messrs. Miller and Peterson each provide that, if the executive terminates his employment or is terminated by the Company for cause, such executive is subject to a non-compete provision for a period of one year.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of December 8, 1997, the beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the Company's voting securities, by each director and executive officer and by all directors and executive officers of the Company as a group.

                                                                                       COMMON STOCK
                                                                                   --------------------
                                                                                        PERCENTAGE
                                                                 COMMON STOCK       BENEFICIALLY OWNED
                                                              ------------------   --------------------
                                                               NUMBER OF SHARES     BEFORE      AFTER
NAME                                                          BENEFICIALLY OWNED   OFFERING    OFFERING
----                                                          ------------------   --------    --------
James B. Miller, Jr.(1).....................................      2,680,810          48.6%       31.5%
David R. Bockel.............................................            200             *           *
Dr. Edward G. Bowen(2)......................................         11,000             *           *
Robert J. Rutland...........................................        148,764           2.7         1.7
W. Clyde Shepherd, Jr.......................................        128,722           2.3         1.5
Gordon M. Sherman(3)........................................        173,852           3.2         2.0
R. Phillip Shinall, III(4)..................................          8,887             *           *
Rankin M. Smith, Jr.(5).....................................         17,474             *           *
Felker W. Ward, Jr..........................................          7,920             *           *
Sharon R. Denney............................................         19,259             *           *
M. Howard Griffith, Jr.(6)..................................          6,954             *           *
Larry D. Peterson...........................................              -             -           -
Palmer Proctor, Jr..........................................             55             *           *
All directors and executive officers as a group (13
  persons)(7)...............................................      3,203,897          58.1%       37.6%

---------------

  * Less than one percent
(1) Includes 51,111 shares of Common Stock owned of record by Mr. Miller's wife, 330,520 shares held by FNB as trustee under five trusts for Mr. Miller's children and 180,433 shares held by BAC Properties, a partnership of which Mr. Miller and his wife own 40%. Also includes 34,770 shares of Common Stock issuable upon conversion of shares of Preferred Stock owned by his spouse. Mr. Miller's business address is 3490 Piedmont Road, Atlanta, Georgia 30305.
(2) Includes 10,560 shares of Common Stock held by Mr. Bowen as trustee for Target Benefit Plan.
(3) Represents 173,852 shares of Common Stock issuable upon conversion of shares of Preferred Stock.
(4) Includes 1,232 shares owned by Mr. Shinall's wife.
(5) Includes 7,823, 1,390 and 2,607 shares of Common Stock issuable upon conversion of shares of Preferred Stock owned by Mr. Smith, his spouse and Mr. Smith as custodian for family members, respectively.
(6) Represents 6,954 shares of Common Stock issuable upon conversion of shares of Preferred Stock.
(7) Includes 227,396 shares of Common Stock issuable upon conversion of shares of Preferred Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Articles of Incorporation of the Company currently authorize the issuance of 50,000,000 shares of Common Stock and 10,000,000 shares, no par value, of preferred stock, of which 4,000,000 shares have been designated Non-Cumulative 8% Convertible Preferred Stock, Series A (the "Preferred Stock").

COMMON STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, of which 4,663,471 shares were outstanding on December 8, 1997. Each holder of Common Stock is entitled to one vote per share. The holders of Common Stock vote together with the holders of Preferred Stock. The holders of Common Stock do not have cumulative voting or preemptive rights to subscribe to additional shares of Common Stock issued by the Company.

     The Articles of Incorporation of the Company provide that the holders of at least two-thirds of the Company Common Stock must approve a merger, liquidation or dissolution or any other action that would result in a disposition of all or substantially all of the assets. The Articles of Incorporation of the Company also provide that, in opposing a tender offer or other offer for the Company, the Board of Directors may, but is not required to, consider any pertinent issues, including certain nonfinancial factors, including but not limited to the impact of the acquisition on employees, depositors and customers and the reputation and business practices of the acquiror, among others. In addition, the Articles of Incorporation provide that the amendment or repeal of the sections described in the two preceding sentences require the vote of at least two-thirds of the capital stock entitled to vote on such matters.

     Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of any outstanding shares of preferred stock, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock. The outstanding shares of Common Stock are non-assessable. The shares of Common Stock to be issued in the Offering will be fully paid and non-assessable.

     Dividends on the Common Stock are payable if, as and when declared by the Board of Directors in its sole discretion. The Company's ability to pay dividends is restricted by the terms of the Notes and the Preferred Stock, the corporate laws of Georgia and applicable regulations, including those promulgated by the FRB, and the FRB Agreement. See "Dividend Policy."

     The transfer agent and registrar of the Common Stock is The Bank of New
York.

PREFERRED STOCK

     The Articles of Incorporation of the Company authorize the issuance, in series of up to 10,000,000 shares of preferred stock and permit the Board of Directors of the Company to establish the powers, preferences and rights of each series. The Board of Directors of the Company authorized the issuance of up to 4,000,000 shares of Preferred Stock. As of December 8, 1997, there were issued and outstanding 984,000 shares of Preferred Stock.

     Dividends are non-cumulative and are payable quarterly at the rate of 8% per annum of the stated value, i.e. $0.125 per share per quarter, when, if and as declared by the Board of Directors of the Company. Dividends have been declared and paid on the Preferred Stock from the date of issue through September 30, 1997.

     Each share of Preferred Stock may be converted by the holder thereof at any time into .86926 of a share of Common Stock.

     Holders of Preferred Stock are entitled to vote on each matter on which holders of Common Stock are entitled to vote, and are entitled to receive notice of any meeting of the holders of Common Stock, and shall otherwise be accorded all voting powers and rights of holders of Common Stock. Each share of Preferred Stock has the number of votes equal to the number of shares of Common Stock into which it is convertible.

Whenever the approval or other action of the holders of the Preferred Stock voting as a separate class is required by applicable law or by the Company's Articles of Incorporation, each share of the Preferred Stock shall be entitled to one vote, and the affirmative vote of the majority of such shares at a meeting at which a majority of such shares is present or represented shall be sufficient to constitute such approval or other action.

     Upon the liquidation or winding up of the Company, holders of the Preferred Stock shall be entitled to be paid, out of assets available for distribution to holders of capital stock, $6.25 per share. This liquidation right is senior to the liquidation rights of the Common Stock but subordinate to the liquidation rights of all liabilities and obligations of the Company and shall be pari pasu with certain holders of preferred stock which may hereafter be issued.

     The Preferred Stock is redeemable by the Company at its stated value (i.e. $6.25), in whole or in part, at the Company's option, at any time after the later of (i) the second anniversary of its issuance or (ii) the last day of a period of ten (10) consecutive trading dates on which the closing price of a share of Common Stock on each such day shall equal or exceed $10.00. Any redemption is also subject to the prior approval of the FRB.

     The holders of Preferred Stock are not entitled to preemptive rights with respect to the issuance of any additional preferred stock of any series or the issuance of Common Stock.

     The Preferred Stock is not publicly traded. The holders of Preferred Stock, upon the conversion to Common Stock, will receive "restricted securities" under Rule 144 promulgated by the SEC under the Securities Act. The restricted securities may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exception provided by Rule 144. In addition, the Company has agreed to register the shares of Common Stock issued upon the conversion of the Preferred Stock upon the request of the stockholder.

WARRANTS

     The Company has agreed to issue to Raymond James & Associates, Inc. warrants ("Representative's Warrants" or "Warrants") to purchase 150,000 shares of Common Stock at a purchase price per share equal to 110% of the public offering price per share. The Representative's Warrants will be exercisable during the four-year period commencing one year after the date the warrants are issued. The Representative's Warrants will bear appropriate legends indicating restrictions on transferability. Under the terms of the Representative's Warrants, the Company will file a shelf registration statement one year after the effective date of this Registration Statement with respect to the resale of the shares of Common Stock acquired upon the exercise of the Representative's Warrants. See "Underwriting."

OTHER REGISTRATIONS RIGHTS

     The Company has accorded each holder of Preferred Stock one demand registration right covering the shares of Common Stock acquired upon the conversion of the Preferred Stock into Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have outstanding 7,663,471 shares of Common Stock. Of these shares, 4,686,970 shares, including the 3,000,000 shares of Common Stock sold in the Offering, (5,136,970 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable by persons other than affiliates of the Company without restriction under the Securities Act except as set forth below. The remaining 2,976,501 shares of Common Stock may be considered to be "restricted" securities within the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available. All shares of Common Stock beneficially owned by persons who are affiliates of the Company would be eligible for public sale subject to the volume and other limitations of Rule 144. However, the Company's directors, executive officers and certain shareholders, who own an aggregate of 3,108,499 shares of Common Stock have agreed not to sell, contract to sell, offer, or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock or any rights to purchase any of the foregoing for a period of 180 days after the date of this Prospectus without the prior written consent of Raymond James & Associates, Inc. Of these shares, 1,717,480 shares of Common Stock, which were pledged as collateral by a director and officer of the Company prior to the Offering, will not be subject to such restrictions upon the sale of the pledged shares in the event of a default by the pledgor. The sale of a substantial number of shares of Common Stock could adversely affect the market price of the Common Stock.

     In general, under Rule 144, a person (or group of persons whose shares are aggregated) who are "affiliates" (as defined in Rule 144) of the Company, will be entitled to sell, within any three-month period, a number of shares of Common Stock (which otherwise are freely tradable) that does not exceed the greater of
(i) 1% of the then-outstanding shares of the Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the forwarding of the notice of proposed sale to the Commission. The sales are also subject to certain manner of sale limitations, notice requirements and the availability of current public information about the Company. Securities properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of the Company. Sales of substantial amounts of the Company's Common Stock in the public market could adversely affect market prices. See "Risk Factors -- Substantial Shares Eligible for Future Sale."

                                  UNDERWRITING

     The Underwriters named below, acting through their representative, Raymond James & Associates, Inc. (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, subject to the terms and conditions of the Underwriting Agreement between the Underwriters and the Company, the number of shares of Common Stock set forth opposite the names of each underwriter below:

NAME OF UNDERWRITER                                           NUMBER OF SHARES
-------------------                                           ----------------
Raymond James & Associates, Inc.............................     2,040,000
J.C. Bradford & Co..........................................        80,000
Friedman, Billings, Ramsey & Co., Inc.......................        80,000
Morgan Keegan & Company, Inc................................        80,000
Parker/Hunter Incorporated..................................        80,000
Stephens Inc................................................        80,000
Tucker Anthony Incorporated.................................        80,000
Wheat First Butcher Singer..................................        80,000
Cleary Gull Reiland & McDevitt Inc..........................        80,000
Allen C. Ewing & Co.........................................        80,000
Johnston, Lemon & Co. Incorporated..........................        80,000
Ryan, Beck & Co.............................................        80,000
Sterne, Agee & Leach, Inc...................................        80,000
                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares offered hereby, if any are purchased. The Company has been advised by the Representative that the Underwriters propose initially to offer the shares to the public at the offering price set forth on the cover page of this Prospectus and to certain selected dealers, including the Underwriters, at such price less a concession not in excess of $0.30 per share. The public offering price and concession may be changed after the initial offering to the public. The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Underwriting Agreement provides for indemnification among the Company and the Underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act.

     The Company and all directors and executive officers have agreed not to, directly or indirectly, issue, sell, contract to sell, offer or otherwise dispose of or transfer any shares of Common Stock, securities convertible into or exercisable or exchangeable for shares of Common Stock or any rights to purchase any of the foregoing, other than shares offered hereby, without the consent of the Representative for a period of 180 days after the date of this Prospectus. This restriction does not apply to certain issuances of Common Stock by the Company pursuant to its stock option plan. See "Shares Eligible for Future Sale."

     The Company has granted to the Underwriters an option, exercisable during a 30-day period after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the same price per share as the Company receives for the 3,000,000 shares offered hereby, for the sole purpose of covering over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to each Underwriter's initial commitment.

     Raymond James & Associates, Inc. has indicated an intention to make a market in the shares of Common Stock as permitted by applicable law and regulations. Any such market making may be discontinued at any time at the sole discretion of the Representative.

     The Company has agreed to grant to the Representative the Warrants to purchase up to 150,000 shares of Common Stock for a period of five years from the date of this Prospectus (the "Warrant Exercise Term") at a price equal to 110% of the price to the public in the Offering. The Representative's Warrants are not exercisable until one year from the date of this Prospectus and may not be transferred, assigned, pledged or hypothecated by any person for one year from the date of this Prospectus except to the officers, directors, affiliates and shareholders of the Representative and to the co-managers of the Offering. The Representative's Warrants will bear appropriate legends indicating the restrictions on transferability. During the Warrant Exercise Term, the holders of the Representative's Warrants are given the opportunity to profit from a rise in the market price of the Common Stock. Any profit realized by the Representative on the sale of the Representative's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation.

     The public offering price of the Common Stock will be determined by negotiations among the Company and the Underwriters. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the capital structure of the Company, the market price of the Common Stock, the number of shares being sold, the price earnings multiples of publicly traded common stocks of comparable companies, the Company's business potential and cash flow and earnings prospects and other factors deemed relevant.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short portion. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In "passive" market making, market makers in the Common Stock who are Underwriters or prospective underwriters or managers may, subject to certain limitations, make bids for or purchases of the Common Stock until the time, if any, at which a stabilizing bid is made. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Since FNCI, a wholly owned subsidiary of the Company and a member of the National Association of Securities Dealers, Inc. ("NASD"), is participating in the distribution of the Common Stock in the Offering and the proceeds will be received by the Company whose affiliate is a member of the NASD, under the Conduct Rules of the NASD, FNCI may be deemed to have a "conflict of interest". Therefore, the Offering was made in compliance with NASD Conduct Rule 2720 and the public offering price was set no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Raymond James & Associates, Inc. served in the role as the "qualified independent underwriter" and recommended a price in compliance with the requirements of the NASD Conduct Rules. Raymond James & Associates, Inc., in its role as "qualified independent underwriter" and managing underwriter, performed a due diligence investigation and reviewed and participated in the preparation of this Prospectus and the registration statement of which this Prospectus forms a part. In accordance with the NASD Conduct Rules, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent.

     The Company has granted the Representative a right of first refusal to act as the underwriter of any future public offering of any of the Company's securities and to act as the Company's financial advisor for any business combination or private placement involving the Company or any of its subsidiaries at customary commissions and/or fees to be negotiated by the parties. This right of first refusal expires on December 31, 1998.

                                    EXPERTS

     The consolidated financial statements of the Company for the year ended December 31, 1994, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of the Company as of December 31, 1995 and 1996, and for the years ended December 31, 1995 and 1996, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report thereon included therein and included and incorporated herein by reference. Such consolidated financial statements are included and incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing.

     At a meeting held on July 13, 1995, the Board of Directors of the Company approved the engagement of Ernst & Young LLP as its independent auditors for the year ending December 31, 1995 to replace the firm of KPMG Peat Marwick LLP which was dismissed on July 14, 1995. The Audit Committee of the Board of Directors approved the change in auditors on July 13, 1995.

     The report of KPMG Peat Marwick LLP on the consolidated financial statements of the Company as of and for the year ended December 31, 1994 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the \audit of the consolidated financial statements of the Company for the fiscal year ended December 31, 1994, and the subsequent interim period through July 13, 1995, there were no disagreements with KPMG Peat Marwick LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of KPMG Peat Marwick LLP, would have caused KPMG Peat Marwick LLP to make reference to the matter in their report. KPMG Peat Marwick LLP has furnished a letter addressed to the Commission stating that it agrees with the above statements.

                                 LEGAL MATTERS

     Certain legal matters including, among other things, the validity of the Common Stock offered hereby, have been passed upon by Glass, McCullough, Sherrill & Harrold, LLP, Atlanta, Georgia, counsel to the Company. The validity of the Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a Web site that contains reports, proxy statements and other information regarding the Company at http://www.sec.gov. The Common Stock is listed on the Nasdaq National Market and such reports, proxy statements and other information may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and in the exhibits thereto. Certain items were omitted in accordance with the rules and regulations of the Commission. Any interested party may inspect the Registration Statement without charge at the aforementioned public reference facilities of the Commission and may obtain copies of all or any part of it from the Commission upon payment of the fees prescribed.

Statements contained herein which refer to a document filed as an exhibit to the Registration Statement are qualified in their entirety by reference to the copy of such document filed with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents which have been filed by the Company (Commission File No. 0-22374) with the Commission are incorporated herein by reference as if fully set forth herein:

          (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended;

          (ii) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (iii) The Company's Current Report on Form 8-K, dated June 23, 1997;
     and

          (iv) The description of the Company's 1997 Stock Option Plan contained under the heading "Item 2 -- Approval of the 1997 Stock Option Plan" (pages 7 and 8) in the Company's proxy statement dated April 21, 1997.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to the Company, 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, Attention: Martha Fleming, telephone number (404) 240-1504.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors - Ernst & Young LLP..........  F-2
Independent Auditors' Report - KPMG Peat Marwick LLP........  F-3
Consolidated Statements of Condition as of December 31, 1995
  and 1996 and September 30, 1997 (unaudited)...............  F-4
Consolidated Statements of Operations for the years ended
  December 31, 1994, 1995 and 1996 and for the nine months
  ended September 30, 1996 and 1997 (unaudited).............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1994, 1995 and 1996 and for the nine months
  ended September 30, 1996 and 1997 (unaudited).............  F-6
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 1994, 1995, and 1996 and for the
  nine months ended September 30, 1997 (unaudited)..........  F-7
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Fidelity National Corporation

     We have audited the consolidated statements of condition of Fidelity National Corporation and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Fidelity National Corporation and subsidiaries for the year ended December 31, 1994 were audited by other auditors whose report dated January 20, 1995, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1995 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity National Corporation and subsidiaries at December 31, 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) place restrictions on any insured depository institution that does not meet certain requirements, including minimum capital ratios. These restrictions are based on an institution's FDICIA defined capital category and become increasingly severe as an institution's capital category declines. The Company and its wholly owned subsidiary, Fidelity National Bank (Bank), are operating under regulatory agreements with the Federal Reserve Bank of Atlanta (FRB) and the Office of the Comptroller of the Currency (OCC) that require them to meet prescribed requirements. The Company and the Bank were deemed "undercapitalized" based upon their respective capital positions at December 31, 1996. The Company and the Bank have filed a capital plan with the OCC and FRB outlining plans for attaining the required levels of regulatory capital. The Company was notified on April 3, 1997 that it would be required to file, in addition to the capital plan, a capital restoration plan with the OCC within 45 days. Failure to increase their capital ratios in accordance with their capital plans would expose the Company and the Bank to regulatory sanctions that may include restrictions on operations and growth, mandatory asset dispositions and seizure. These matters raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon many factors, including regulatory action and the ability of management to achieve its capital restoration plan. Management's plans in regard to these matters are described in Note 2 to the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

     As discussed in Note 1 to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for certain mortgage banking activities.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
April 3, 1997

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Fidelity National Corporation:

     We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Fidelity National Corporation and subsidiaries for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Fidelity National Corporation and subsidiaries for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
January 20, 1995

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CONDITION
               DECEMBER 31, 1995 AND 1996 AND SEPTEMBER 30, 1997

                                                              DECEMBER 31,
                                                       ---------------------------   SEPTEMBER 30,
                                                           1995           1996           1997
                                                       ------------   ------------   -------------
                                                                                      (UNAUDITED)
ASSETS
Cash and due from banks - Note 13....................  $ 27,356,936   $ 29,311,690   $ 15,173,608
Interest-bearing deposits with banks.................             -      3,300,708      2,721,089
Federal funds sold...................................    10,002,754        343,019     29,477,654
Investment securities available-for-sale - Note 3....    53,139,161     71,230,743     67,406,847
Investment securities held-to-maturity (fair values
  of $5,320,209, $6,161,119, and $6,099,000 for 1995,
  1996 and September 30, 1997, respectively) - Note
  3..................................................     5,291,733      6,279,816      6,280,471
Loans held-for-sale..................................    47,112,535     38,105,868     39,313,829
Loans, net of unearned income - Note 4...............   360,176,486    429,283,563    419,738,846
Allowance for loan losses - Note 4...................    (5,536,504)   (16,510,842)   (14,758,673)
                                                       ------------   ------------   ------------
Loans, net...........................................   354,639,982    412,772,721    404,980,173
Premises and equipment, net - Note 5.................    10,588,433     19,799,079     20,628,527
Other real estate - Note 4...........................     1,339,318        566,751      2,041,803
Accrued interest receivable..........................     3,577,862      5,007,876      4,884,072
Other assets.........................................    11,773,101     18,702,026     12,526,745
                                                       ------------   ------------   ------------
          Total assets...............................  $524,821,815   $605,420,297   $605,434,818
                                                       ============   ============   ============
LIABILITIES
Deposits - Note 6
  Noninterest-bearing demand deposits................  $ 75,120,501   $ 73,877,369   $ 79,398,400
  Interest-bearing deposits:
     Demand and money market.........................   107,475,974     78,451,267     77,869,871
     Savings.........................................    14,293,402     38,867,549     22,381,007
     Time deposits, $100,000 and over................    65,503,961     86,630,315     76,495,842
     Other time deposits.............................   204,113,471    266,886,829    290,875,184
                                                       ------------   ------------   ------------
          Total deposits.............................   466,507,309    544,713,329    547,020,304
  Short-term borrowings - Note 7.....................     8,245,191     17,183,769      8,606,487
  Long-term debt - Note 8............................    16,750,000     16,500,000     15,800,000
  Accrued interest payable...........................     2,606,802      3,502,631      3,340,410
  Other liabilities..................................     2,950,233      2,447,752      2,426,805
                                                       ------------   ------------   ------------
          Total liabilities..........................   497,059,535    584,347,481    577,194,006
Commitments and contingencies - Notes 13 and 14
SHAREHOLDERS' EQUITY - Notes 2 and 11
  Preferred Stock, no par value. Authorized
     10,000,000 in 1997 and none in 1996; issued and
     outstanding 984,000 shares of Non-Cumulative 8%
     Convertible Preferred Stock, Series A, stated
     value $6.25 in 1997; none in 1996...............             -              -      6,150,000
  Common Stock, no par value. Authorized 5,000,000,
     50,000,000 and 50,000,000; issued 4,619,475,
     4,665,256 and 4,672,774; outstanding 4,608,383,
     4,654,164 and 4,661,682, in 1995, 1996, and
     September 30, 1997, respectively................    11,303,406     11,878,597     11,452,358
  Treasury stock.....................................       (69,325)       (69,325)       (69,325)
  Net unrealized gains (losses) on investment
     securities available-for-sale, net of tax.......       689,774       (140,241)       244,089
  Retained earnings..................................    15,838,425      9,403,785     10,463,690
                                                       ------------   ------------   ------------
          Total shareholders' equity.................    27,762,280     21,072,816     28,240,812
                                                       ------------   ------------   ------------
          Total liabilities and shareholders'
            equity...................................  $524,821,815   $605,420,297   $605,434,818
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          NINE MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                            ---------------------------------------   -------------------------
                                               1994          1995          1996          1996          1997
                                            -----------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)
INTEREST INCOME
  Loans, including fees...................  $32,120,759   $43,722,346   $54,333,446   $40,321,856   $42,532,700
  Investment securities:
    Taxable...............................    3,423,612     4,024,715     4,956,072     3,694,763     3,581,862
    Tax-exempt............................        6,222           360             -             -             -
  Federal funds sold......................      322,542       323,622       436,649       279,126       638,459
  Deposits with other banks...............       13,460         8,947        74,104        29,745        56,452
                                            -----------   -----------   -----------   -----------   -----------
         Total interest income............   35,886,595    48,079,990    59,800,271    44,325,490    46,809,473
INTEREST EXPENSE
  Deposits - Note 6.......................   11,167,526    17,927,967    24,532,698    18,035,032    18,087,287
  Short-term borrowings...................      466,138       589,733       692,591       544,858       386,669
  Long-term debt..........................      131,220       353,116     1,501,487     1,184,133     1,126,189
                                            -----------   -----------   -----------   -----------   -----------
         Total interest expense...........   11,764,884    18,870,816    26,726,776    19,764,023    19,600,145
                                            -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME.......................   24,121,711    29,209,174    33,073,495    24,561,467    27,209,328
  Provision for loan losses - Note 4......    4,125,000     8,090,000    25,127,000    11,100,000    11,670,000
                                            -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES.............................   19,996,711    21,119,174     7,946,495    13,461,467    15,539,328
NONINTEREST INCOME
  Service charges on deposit accounts.....    1,427,626     1,484,835     1,737,145     1,290,474     1,570,875
  Credit card fees........................    2,607,968     2,470,531     2,927,992     2,157,141     2,264,646
  Mortgage banking activities.............    1,740,343     3,337,767     6,900,260     4,771,621     4,091,180
  Securities gains, net - Note 3..........      123,832       854,919       603,977       361,125             -
  Other - Note 15.........................    2,869,005     3,531,359     6,135,848     4,031,644     5,061,334
                                            -----------   -----------   -----------   -----------   -----------
         Total noninterest income.........    8,768,774    11,679,411    18,305,222    12,612,005    12,988,035
NONINTEREST EXPENSE
  Salaries and employee benefits - Note
    10....................................    9,884,058    11,794,559    16,411,631    12,059,396    12,650,640
  Furniture and equipment.................    1,235,464     1,389,858     1,722,979     1,200,988     1,677,829
  Net occupancy...........................    1,575,822     1,905,762     2,596,155     1,743,241     2,372,127
  Credit card processing and transaction
    fees..................................    2,382,252     1,973,557     3,030,290     2,212,184     2,157,146
  Amortization of mortgage servicing
    rights................................      364,461     1,136,299     1,927,250     1,529,339       610,348
  Other - Note 15.........................    6,932,730     7,383,149     9,800,355     7,402,339     7,266,296
                                            -----------   -----------   -----------   -----------   -----------
         Total noninterest expense........   22,374,787    25,583,184    35,488,660    26,147,487    26,734,386
                                            -----------   -----------   -----------   -----------   -----------
         (Loss) income before income
           taxes..........................    6,390,698     7,215,401    (9,236,943)      (74,015)    1,792,977
         Income tax (benefit)
           expense - Note 9...............    2,091,689     2,566,019    (3,495,212)      (77,616)      604,994
                                            -----------   -----------   -----------   -----------   -----------
NET (LOSS) INCOME.........................  $ 4,299,009   $ 4,649,382   $(5,741,731)  $     3,601   $ 1,187,983
                                            ===========   ===========   ===========   ===========   ===========
NET INCOME (LOSS) APPLICABLE TO COMMON
  STOCK...................................  $ 4,299,009   $ 4,649,382   $(5,741,731)  $     3,601   $ 1,059,905
                                            ===========   ===========   ===========   ===========   ===========
EARNINGS PER SHARE........................  $       .93   $      1.01   $     (1.24)  $      0.00   $      0.23
                                            ===========   ===========   ===========   ===========   ===========
Average Common Shares.....................    4,608,383     4,608,383     4,619,530     4,609,026     4,658,284
                                            ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
                 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

                                                                                                     NINE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                     -----------------------------------------   --------------------------
                                                         1994          1995           1996           1996          1997
                                                     ------------   -----------   ------------   ------------   -----------
                                                                                                        (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES
  Net (loss) income................................  $  4,299,009   $ 4,649,382   $ (5,741,731)  $      3,601   $ 1,187,983
  Adjustments to reconcile net income to net cash
    (used in) provided by operating activities:
    Provision for loan losses......................     4,125,000     8,090,000     25,127,000     11,100,000    11,670,000
    Depreciation and amortization of premises and
      equipment....................................       990,554     1,097,090      1,481,379      1,069,290     1,466,927
    Amortization of mortgage servicing rights......       364,461     1,136,299      1,927,250      1,529,339       610,348
    Additions of originated mortgage servicing
      rights.......................................             -    (1,031,548)      (893,878)      (528,466)     (194,515)
    Other amortization and (accretion), net........      (123,752)      (87,167)        54,117        251,684      (952,822)
    Purchases of investments held in trading
      accounts.....................................      (952,000)            -              -              -             -
    Sales of investments held in trading
      accounts.....................................       941,382             -              -              -             -
    Securities gains, net..........................      (123,832)     (854,919)      (603,977)      (282,530)            -
    Gain on loan sales and securitization..........      (221,216)     (228,641)      (672,012)      (259,059)     (311,172)
    (Increase) decrease in loans held-for-sale.....    17,193,912   (44,887,263)     9,006,667     37,937,073    (1,207,961)
    Net (increase) decrease in accrued interest
      receivable...................................      (902,789)     (984,844)    (1,430,014)    (1,137,460)      123,804
    Net increase (decrease) in accrued interest
      payable......................................       324,447       838,033        895,829        477,598      (162,221)
    Net increase (decrease) in other liabilities...       714,112      (757,175)       502,481       (344,174)     (140,846)
    Net (increase) decrease in other assets........    (1,488,941)      229,358     (7,504,116)    (5,138,740)    6,415,043
                                                     ------------   -----------   ------------   ------------   -----------
        Net cash flows provided by (used in)
          operating activities.....................    25,140,347   (32,791,395)    22,148,995     44,678,156    18,504,568
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of investment securities
    held-to-maturity...............................    (3,993,750)  (11,038,682)   (33,294,485)   (20,325,584)            -
  Maturities of investment securities
    held-to-maturity...............................       400,000    14,056,006     30,375,000     22,368,709    18,005,000
  Sales of investment securities
    available-for-sale.............................    13,116,453    34,233,853     43,781,536     14,962,557             -
  Purchases of investment securities
    available-for-sale.............................   (25,444,864)  (43,826,318)   (65,077,185)   (57,323,577)  (42,258,334)
  Maturities of investment securities
    available-for-sale.............................     6,880,913    12,956,531      3,728,880     11,427,782    28,725,526
  Net increase in loans............................  (109,215,310)  (57,917,324)  (286,040,758)  (252,546,480)  (89,225,918)
  Purchases of mortgage servicing rights...........    (1,333,283)   (4,981,096)             -              -             -
  Purchases of premises and equipment..............    (2,564,690)   (2,863,948)   (10,692,025)    (7,491,113)   (2,296,375)
  Proceeds from sale of loans......................     4,060,528    21,125,520    203,543,314    152,003,660    84,044,588
  Proceeds from sale of equipment..................        21,445             -              -              -        32,405
  Proceeds from sales of other real estate.........       390,876       961,712        345,575         73,294       139,998
                                                     ------------   -----------   ------------   ------------   -----------
        Net cash flows used in investing
          activities...............................  (117,681,682)  (37,293,746)  (113,330,148)  (136,850,752)   (2,833,110)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net (decrease) increase in demand deposits, money
    market accounts, and savings accounts..........    15,911,481    30,392,930     (5,693,692)    (7,787,575)  (11,546,707)
  Net increase in time deposits....................    63,807,089    53,098,658     83,899,712     82,912,578    13,853,882
  Proceeds from issuance of long-term debt.........       926,000    16,250,000              -              -             -
  Repayment of long-term debt......................      (250,000)   (1,991,000)      (250,000)      (250,000)     (150,000)
  Increase (decrease) in short-term borrowings.....    18,071,368   (10,695,102)     8,938,578      9,465,752    (8,577,282)
  Dividends paid on Common Stock...................      (628,411)     (644,135)      (692,909)      (518,442)            -
  Dividends paid on preferred stock................             -             -              -              -         8,178
  Proceeds from sale of Common Stock...............             -             -        575,191        555,690        73,761
  Sale of preferred stock..........................             -             -              -              -     5,100,000
  Sale of treasury stock...........................         1,250                            -              -             -
                                                     ------------   -----------   ------------   ------------   -----------
        Net cash flows provided by financing
          activities...............................    97,838,777    86,411,351     86,776,880     84,378,003     1,254,524
                                                     ------------   -----------   ------------   ------------   -----------
        Net (decrease) increase in cash and cash
          equivalents..............................     5,297,442    16,326,210     (4,404,273)    (7,794,593)   14,416,934
Cash and cash equivalents, beginning of year.......    15,736,038    21,033,480     37,359,690     37,359,690    32,955,417
                                                     ------------   -----------   ------------   ------------   -----------
Cash and cash equivalents, end of year.............  $ 21,033,480   $37,359,690   $ 32,955,417   $ 29,565,097   $47,372,351
                                                     ============   ===========   ============   ============   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest.......................................  $ 11,440,437   $18,032,783   $ 25,830,947   $ 19,286,425   $19,762,366
                                                     ============   ===========   ============   ============   ===========
    Income taxes...................................  $  1,528,000   $ 2,163,000   $  1,375,000   $  1,375,000   $   200,000
                                                     ============   ===========   ============   ============   ===========

          See accompanying notes to consolidated financial statements.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                NINE MONTHS ENDED SEPTEMBER 30, 1997 (UNAUDITED)

                                                                                                                   NET
                                                                                                               UNREALIZED
                                                                                                            GAIN (LOSSES) ON
                                                                                                               INVESTMENT
                                         PREFERRED STOCK           COMMON STOCK          TREASURY STOCK        SECURITIES
                                       --------------------   -----------------------   -----------------      AVAILABLE-
                                       SHARES      AMOUNT      SHARES       AMOUNT      SHARES    AMOUNT        FOR-SALE
                                       -------   ----------   ---------   -----------   ------   --------   -----------------
BALANCE JANUARY 1, 1994..............        -            -   4,200,600   $ 5,125,000   11,292   $(70,575)     $ 1,735,091
Net income...........................        -            -           -             -        -          -                -
Dividends declared ($.1364 per
  share).............................        -            -           -             -        -          -                -
Sale of treasury shares..............        -            -           -             -     (200)     1,250                -
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....        -            -           -             -        -          -       (3,372,268)
                                       -------   ----------   ---------   -----------   ------   --------      -----------
BALANCE DECEMBER 31, 1994............        -            -   4,200,600     5,125,000   11,092    (69,325)      (1,637,177)
Net income...........................        -            -           -             -        -          -                -
Dividends declared ($.1398 per
  share).............................        -            -           -             -        -          -                -
10% stock dividend...................        -            -     418,875     6,178,406        -          -                -
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....        -            -           -             -        -          -        2,326,951
                                       -------   ----------   ---------   -----------   ------   --------      -----------
BALANCE DECEMBER 31, 1995............        -                4,619,475    11,303,406   11,092    (69,325)         689,774
Net loss.............................        -            -           -             -        -          -                -
Dividends declared ($.15 per
  share).............................        -            -           -             -        -          -                -
Common Stock issued under Employee
  Stock Purchase Plan................        -            -       1,766        19,502        -          -                -
Issuance of Common Stock to
  Directors..........................                     -      44,015       555,689        -          -                -
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....        -            -           -             -        -          -         (830,015)
                                       -------   ----------   ---------   -----------   ------   --------      -----------
BALANCE DECEMBER 31, 1996............        -            -   4,665,256    11,878,597   11,092    (69,325)        (140,241)
Net Income...........................        -            -           -             -        -          -                -
Dividend Declared ($.125 per
  share).............................        -            -                         -        -          -                -
Issuance of Preferred Stock..........  984,000    6,150,000                  (500,000)       -          -                -
Common Stock issued under Employee
  Stock Purchase Plan................        -            -       7,518        73,761        -          -                -
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....        -            -           -             -        -          -          384,330
                                       -------   ----------   ---------   -----------   ------   --------      -----------
BALANCE SEPTEMBER 30, 1997...........  984,000   $6,150,000   4,672,774   $11,452,358   11,092   $(69,325)     $   244,089
                                       =======   ==========   =========   ===========   ======   ========      ===========


                                                         TOTAL
                                        RETAINED     SHAREHOLDERS'
                                        EARNINGS        EQUITY
                                       -----------   -------------
BALANCE JANUARY 1, 1994..............  $14,340,986    $21,130,502
Net income...........................    4,299,009      4,299,009
Dividends declared ($.1364 per
  share).............................     (628,411)      (628,411)
Sale of treasury shares..............            -          1,250
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....            -     (3,372,268)
                                       -----------    -----------
BALANCE DECEMBER 31, 1994............   18,011,584     21,430,082
Net income...........................    4,649,382      4,649,382
Dividends declared ($.1398 per
  share).............................     (644,135)      (644,135)
10% stock dividend...................   (6,178,406)             -
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....            -      2,326,951
                                       -----------    -----------
BALANCE DECEMBER 31, 1995............   15,838,425     27,762,280
Net loss.............................   (5,741,731)    (5,741,731)
Dividends declared ($.15 per
  share).............................     (692,909)      (692,909)
Common Stock issued under Employee
  Stock Purchase Plan................            -         19,502
Issuance of Common Stock to
  Directors..........................            -        555,689
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....            -       (830,015)
                                       -----------    -----------
BALANCE DECEMBER 31, 1996............    9,403,785     21,072,816
Net Income...........................    1,187,983      1,187,983
Dividend Declared ($.125 per
  share).............................     (128,078)      (128,078)
Issuance of Preferred Stock..........            -      5,650,000
Common Stock issued under Employee
  Stock Purchase Plan................            -         73,761
Change in net unrealized gains
  (losses) on investment securities
  available-for-sale, net of tax.....            -        384,330
                                       -----------    -----------
BALANCE SEPTEMBER 30, 1997...........  $10,463,690    $28,240,812
                                       ===========    ===========

          See accompanying notes to consolidated financial statements.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies of Fidelity National Corporation and subsidiaries (the "Company") conform to generally accepted accounting principles and to general practices within the financial services industry. The following is a description of the more significant of those policies.

     Basis of Presentation. The consolidated financial statements include the accounts of Fidelity National Corporation and its wholly owned subsidiaries. Fidelity National Corporation ("Fidelity") owns 100% of Fidelity National Bank (the "Bank") and Fidelity National Capital Investors, Inc. Fidelity National Mortgage Corporation is a wholly owned subsidiary of the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The financial statements have been prepared in conformity with generally accepted accounting principles followed within the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. Certain previously reported amounts have been restated to conform to current presentation.

     Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold within one-day periods.

     Investment Securities. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investment securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. The Company had no trading securities at December 31, 1995 or 1996. Held-to-maturity securities are those securities for which the Company has the ability and positive intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized gains and losses are recognized in income for transfers into trading securities. The unrealized gains or losses included in the separate component of shareholders' equity for securities transferred from available-for-sale to held-to-maturity are maintained and amortized into income over the remaining life of the related security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the security.

     A decline in the fair value below cost of any available-for-sale or held-to-maturity security that is deemed other than temporary results in a charge to income and the establishment of a new cost basis for the security.

     Purchase premiums and discounts are amortized or accreted over the life of the related investment securities as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities sold are included in income and are derived using the specific identification method for determining the cost of securities sold.

     Loans and Interest Income. Loans are reported at principal amounts outstanding net of unearned income, and deferred loan fees and costs. Interest income is recognized in a manner that results in a level yield

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES on principal amounts outstanding. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectibility of interest is doubtful.

     Rate-related loan fee income is included in interest income. Loan origination and commitment fees and certain direct origination costs are being deferred and the net amount amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments.

     Effective January 1, 1996, the Company modified its classification of credit card current period interest charge-offs. In prior years, the Company recorded credit card current period accrued interest meeting Company policy for charge-off as a charge against the allowance for loan losses. Beginning January 1, 1996, the Company commenced reversing current period accrued interest-related income on credit card loans being charged off to interest income. For the year ended December 31, 1996, $1,965,202 of such interest had been reversed. Prior period statements do not reflect this reclassification. The reclassification was made to conform to industry practice.

     Annual fees collected for credit cards are recognized on a straight-line basis over the period the fee entitles the cardholder to use the card.

     Effective January 1, 1995, the Company adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting for Impairment of a Loan - Income Recognition and Disclosure." These standards require impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent.

     Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. A valuation allowance is required to the extent that the measure of impaired loans is less than the recorded investment. SFAS No. 114 does not apply to large groups of smaller balance, homogeneous loans, which are consumer installment and credit card loans, and which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the statement. Interest on these loans is reported on the cash basis as received when the full recovery of principal is anticipated, or after full principal has been recovered when collection of interest is in question. The adoption of these standards did not have a material impact on the Company's financial position or results of operations.

     Allowance for Loan Losses. The allowance for loan losses is established through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio under current economic conditions, past loan and credit card loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve recognition in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     A substantial portion of the Company's loans is secured by real estate in metropolitan Atlanta, Georgia. In addition, a substantial portion of the Company's other real estate is located in this same market area. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate are susceptible to changes in market conditions in this market area.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     Loans Held-for-Sale. Loans held-for-sale include mortgage loans and certain indirect automobile loans. Those loans held-for-sale are recorded at the lower of cost or market. For mortgage loans, this is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans. For indirect automobile loans, the lower of cost or market is determined based on evaluating the market value of the pool selected for sale. Based upon available market information, no valuation adjustment was required at December 31, 1995 or 1996, and fair values for such loans held-for-sale approximated or exceeded their carrying values.

     Gains and losses on sales of loans are recognized at the settlement date. Gains and losses are determined by the difference between the net sales proceeds, including the estimated value associated with excess or deficient servicing fees to be received, and the carrying value of the loans sold.

     Premises and Equipment. Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the lease term or estimated useful life, whichever is shorter.

     Other Real Estate. Other real estate represents property acquired through foreclosure or in satisfaction of loans. Other real estate is carried at the lower of cost or fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Any excess of the loan balance at the time of foreclosure or acceptance in satisfaction of loans over the fair value of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on sale and any subsequent adjustments to reflect changes in fair value and selling costs are recorded as a component of income.

     Income Taxes. The Company files a consolidated federal income tax return. Taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Income Per Common Share. Income per common share is computed based on the weighted average number of shares outstanding, adjusted for any stock splits or stock dividends.

     Mortgage Banking Activities. Effective January 1, 1995, the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65." SFAS No. 122 requires capitalization of purchased as well as internally originated mortgage servicing rights based on the fair value of the mortgage servicing rights relative to the loan as a whole. Prior to the issuance of SFAS No. 122, capitalization of mortgage servicing rights was limited to servicing rights purchased from third parties. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. The fair value of mortgage servicing rights is determined based on the present value of estimated expected future cash flows determined using assumptions that market participants would use in estimating future net servicing income which includes discount rate, prepayment estimate, and per loan cost to service. Mortgage servicing rights are stratified by loan type (government or conventional) and interest rate for purposes of measuring impairment on a quarterly basis. An impairment loss is recognized to the extent by which the amortized capitalized mortgage servicing rights for each stratum exceeds the current fair value. Impairment losses are recognized as reductions in the carrying value of the asset, through the use of a valuation allowance.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     During 1995 and 1996, the Company capitalized approximately $1,032,000 and $894,000, respectively of originated servicing rights and recorded amortization of approximately $61,000 and $573,000, respectively and recorded a valuation allowance of approximately $37,000 and $49,000, respectively related to those rights. These amounts are included in other assets. The estimated fair value of originated and purchased mortgage servicing rights at December 31, 1995 and 1996, was approximately $7,800,000 and $7,400,000, respectively.

     Recent Accounting Pronouncements. Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption did not have a material impact on the financial position or results of operations of the Company.

     In June 1996, the Financial Accounting Standards Board issued "Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," SFAS No. 125, which provides new accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997, by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of FASB Statement No. 125." These standards will be adopted as required in 1997 and 1998, and are not expected to have a material impact on the Company's financial position or results of operations.

2 -- REGULATORY MATTERS

     Going Concern. The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $5.7 million during the year ended December 31, 1996. At December 31, 1996, Fidelity and the Bank were not in compliance with the minimum capital requirements prescribed by the Federal Reserve Bank (FRB) and the Office of the Comptroller of the Currency (OCC) and were considered "undercapitalized" under the provisions of the Federal Deposit Insurance Improvement Act of 1991. In addition, Fidelity and the Bank entered into agreements with the FRB and OCC, respectively. The agreements and regulatory capital requirements are described below. If Fidelity and the Bank are unable to meet the minimum capital requirements of the agreements, one or more regulatory sanctions may result. These sanctions include such operating restrictions as growth limitations, prohibitions on dividend payments, increased supervisory monitoring, limitations on executive compensation, restrictions on deposit interest rates, and regulatory seizure. Management's plans concerning these matters and a description of Fidelity's and the Bank's capital plan which was submitted to the FRB and OCC, including plans to raise additional capital, are described below.

     These factors, among others, may indicate that the Company will be unable to continue as a going concern. The consolidated financial statements do not include the adjustments, if any, that might have been required had the outcome of the above-mentioned uncertainties been known, or any adjustments relating to the recoverability of recorded asset amounts or the amount of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to comply with the terms of the agreements, maintain sufficient liquidity, and ultimately, return to profitable operations.

     Management's Plans. The Company incurred significant losses which have eroded capital. Accordingly, management's primary focus is to obtain additional capital and to return the Company to profitability. In the fourth quarter of 1996, the Bank increased rates charged on credit card products demonstrating higher loss exposure, brought credit card collections in-house, and strengthened its credit card management team while consolidating and downsizing in selected areas.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     Fidelity has neither adequate cash flow nor the financial flexibility to enable it to act as a source of financial strength to the Bank. The Company is pursuing options to raise additional capital which, if raised, will enable the Company and the Bank to exceed all minimum capital requirements and the ratio levels required under the OCC Agreement. A capital plan, subject to amendment, was filed with the OCC as required under the OCC Agreement.

     Regulatory Agreements. The Bank is a national banking association and is subject to Federal and state statutes applicable to banks chartered under the banking laws of the United States, to members of the Federal Reserve System and to banks whose deposits are insured by the Federal Deposit Insurance Corporation. The Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency (the OCC) have established capital adequacy guidelines for bank holding companies and national banks.

     The Bank's principal regulator is the OCC. At periodic intervals, the OCC examines and evaluates the financial condition, operations, and policies and procedures of nationally chartered banks, such as the Bank, as part of its legally prescribed oversight responsibilities. Based on its examinations, the OCC can direct a national bank to adjust its financial statements in accordance with the examination's findings. In view of the regulatory environment in which banks operate, the extent, if any, to which future OCC examinations may ultimately result in adjustments to the consolidated financial statements cannot presently be determined.

     In 1991 the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Act") was adopted. Additional supervisory powers and regulations mandated by the 1991 Act include a "prompt corrective action" program based upon five regulatory zones for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

     To implement the prompt corrective action provisions of the 1991 Act, the OCC adopted regulations, which became effective on December 19, 1992, placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%, (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 3%; (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 3%; (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

     The OCC and the Bank entered into an Agreement dated November 14, 1996, ("OCC Agreement"). The OCC Agreement provides that the Bank (i) appoint an "Oversight Committee;" (ii) achieve and maintain specified higher capital levels; (iii) develop a three-year capital program which will include, among other things, certain restrictions on dividend payments by the Bank; and (iv) revise and amend its strategic plan. On April 3, 1997, the Company was notified that it would be required to file, in addition to the capital plan, a capital restoration plan with the OCC within 45 days.

     Fidelity's Board of Directors on February 13, 1997, adopted a resolution requested by the Federal Reserve Bank of Atlanta ("FRB Agreement"). The FRB Agreement, among other things, prohibits Fidelity from paying dividends and incurring debt without prior approval of the FRB.

     The OCC Agreement will impair the ability of the Bank to declare and pay dividends to Fidelity since the Bank currently intends to retain any earnings to augment its capital. As dividends from the Bank are the

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES principal source of income to Fidelity, and because the payment of dividends by Fidelity is subject to prior approval of the Federal Reserve, it is unlikely that Fidelity will declare and pay dividends absent the increases in capital obtained through the sale of equity securities.

     The OCC Agreement establishes higher capital requirements than those applicable under OCC regulations for an "adequately capitalized" bank. Specified capital levels are to be achieved by the Bank by April 30, 1997, and maintained until November 30, 1997. At November 30, 1997, higher capital levels become effective and are applicable thereafter.

     The table below sets forth the capital requirements for the Bank under OCC regulations, and under the OCC Agreement and the Bank's capital ratios at December 31, 1996.

                                                OCC REGULATIONS             OCC AGREEMENT
                                           -------------------------   ------------------------      ACTUAL
                                           ADEQUATELY       WELL       APRIL 30,   NOVEMBER 30,   DECEMBER 31,
CAPITAL RATIOS                             CAPITALIZED   CAPITALIZED     1997          1997           1996
--------------                             -----------   -----------   ---------   ------------   ------------
Leverage.................................     4.00%          5.00%        5.00%        6.00%          3.27%
Risk-Based Capital:
  Tier 1.................................     4.00           6.00         6.00         7.00           4.16
  Total..................................     8.00          10.00        10.00        11.00           7.43

     Under the terms of the OCC Agreement, should the Bank capital be obtained as preferred stock, for the purposes of paying dividends on the Preferred Stock, the Bank's capital ratios must be at least 4% for leverage, 4% for Tier 1 risk-based capital and 8% for total risk-based capital.

     Set forth below are pertinent capital ratios for the Company as of December 31, 1996, under the FRB regulation:

                                                                    MINIMUM
CAPITAL RATIOS                                                CAPITAL REQUIREMENT   ACTUAL
--------------                                                -------------------   ------
Leverage....................................................         3.00%           2.67%
Risk-Based Capital:
  Tier 1....................................................         4.00            3.40
  Total.....................................................         8.00            6.38

     Absent sales of equity securities or subordinated debt by the Company, capital will increase only through the retention of earnings.

     To meet the capital requirements in the formal agreements, management has estimated that at December 31, 1996, an additional $14 million of capital will be needed to reach the April 30, 1997, requirements and an additional $5 million will be needed to reach the November 30, 1997, requirements.

     As of December 31, 1995, the Bank was considered to be "adequately capitalized" by the OCC. The following table represents the regulatory capital position of the Company and the Bank at December 31, 1995 and 1996 (dollars in thousands):

                                                         COMPANY              BANK
                                                    -----------------   -----------------
                                                     1995      1996      1995      1996
                                                    -------   -------   -------   -------
Tier 1 capital....................................  $26,606   $17,052   $28,867   $20,799
Tier 1 capital required...........................   17,309    20,059    17,027    20,003
                                                    -------   -------   -------   -------
  Excess (deficit) over required amount...........  $ 9,297   $(3,007)  $11,840   $   796
                                                    =======   =======   =======   =======
Total risk-based capital..........................  $45,323   $31,976   $41,194   $37,180
Total risk-based capital required.................   34,619    40,118    34,055    40,007
                                                    -------   -------   -------   -------
  Excess (deficiency) over required amount........  $10,704   $(8,142)  $ 7,139   $(2,827)
                                                    =======   =======   =======   =======

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

Regulatory Capital Requirements

     The Federal Reserve Board ("FRB") and the OCC have issued guidelines (the "guidelines") regarding the capital leverage ratio and risk-based capital requirements. The guidelines provide detailed definitions of regulatory capital and assign different weights to various assets and credit equivalent amounts of off-balance sheet financial instruments, depending upon the perceived degree of credit risk to which they expose such entities. Each banking organization is required to maintain a specified minimum ratio of capital to the total of such risk-adjusted assets and off-balance sheet financial instruments.

     The risk-based capital ratios of Fidelity and the Bank are calculated under the guidelines by dividing their respective qualifying total capital by their respective total risk-weighted assets. Fidelity's and the Bank's qualifying total capital and total risk-weighted assets are determined on a fully consolidated basis. Total qualifying capital is comprised of the sum of core capital elements ("Tier 1 capital") and supplementary capital elements ("Tier 2 capital"). Tier 1 capital excludes any net unrealized gains or losses resulting from the implementation of SFAS No. 115. Tier 2 capital includes the allowance for loan losses, subject to limitations.

     Under the guidelines, total risk-weighted assets of Fidelity and the Bank are determined by assigning balance sheet assets and credit equivalent amounts of off-balance sheet financial instruments to one of four broad risk categories having risk weights ranging from zero % to 100%. The aggregate dollar amount of each category is multiplied by the risk weight associated with that category and the resulting weighted values from each category are summed to determine total risk-weighted assets.

     Each bank holding company and national bank must maintain (i) a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and (ii) a minimum ratio of total qualifying capital to total qualifying assets ("total risk-based capital ratio") of 8.0% with the amount of the allowance for loan losses that may be included in Tier 2 capital limited to 1.25% of total risk-weighted assets.

     Capital leverage ratio standards require a minimum ratio of Tier 1 capital to adjusted average total assets ("capital leverage ratio") of 3.0%. The leverage ratio is only a minimum. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles will be expected to maintain capital well above the minimum levels.

     For additional information, see Note 11 -- Shareholders' Equity.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

3 -- INVESTMENT SECURITIES

     Investment securities at December 31, 1995 and 1996, are summarized as follows:

                                                                 GROSS         GROSS
                                                 AMORTIZED    UNREALIZED    UNREALIZED
                                                   COST          GAINS        LOSSES      FAIR VALUE
                                                -----------   -----------   -----------   -----------
Securities available-for-sale at December 31,
  1995
  U.S. Treasury securities and obligations of
    U.S. Government corporations and
    agencies..................................  $25,959,600   $   644,259   $         -   $26,603,859
  Mortgage-backed securities..................   24,780,224       468,278             -    25,248,502
  Other securities............................    1,286,800             -             -     1,286,800
                                                -----------   -----------   -----------   -----------
         Total................................  $52,026,624   $ 1,112,537   $         -   $53,139,161
                                                ===========   ===========   ===========   ===========
Securities available-for-sale at December 31,
  1996
  U.S. Treasury securities and obligations of
    U.S. Government corporations and
    agencies..................................  $48,149,420   $    89,187   $   301,169   $47,937,438
  Mortgage-backed securities..................   21,754,422        63,558        77,775    21,740,205
  Other securities............................    1,553,100             -             -     1,553,100
                                                -----------   -----------   -----------   -----------
         Total................................  $71,456,942   $   152,745   $   378,944   $71,230,743
                                                ===========   ===========   ===========   ===========
Securities held-to-maturity at December 31,
  1995
  U.S. Treasury securities and obligations of
    U.S. Government corporations and
    agencies..................................  $ 4,990,274   $    28,476   $         -   $ 5,018,750
  Other securities............................      301,459             -             -       301,459
                                                -----------   -----------   -----------   -----------
         Total................................  $ 5,291,733   $    28,476   $         -   $ 5,320,209
                                                ===========   ===========   ===========   ===========
Securities held-to-maturity at December 31,
  1996
  U.S. Treasury securities and obligations of
    U.S. Government corporations and
    agencies..................................  $ 5,979,017   $         -   $   118,697   $ 5,860,320
  Other securities............................      300,799             -             -       300,799
                                                -----------   -----------   -----------   -----------
         Total................................  $ 6,279,816   $         -   $   118,697   $ 6,161,119
                                                ===========   ===========   ===========   ===========

     Proceeds from the sale of investment securities were $13,116,453 in 1994 with related gross gains of $169,804 and gross losses of $35,354. Proceeds from sales of investment securities available-for-sale during 1995 and 1996 were $34,233,853 and $43,781,536, respectively. Gross gains of $917,786 and $603,977 for 1995 and 1996, respectively, were realized on those sales. Gross losses in 1995 and 1996 were $62,867 and $0, respectively. Income tax expense related to the sale of securities was $40,530, $304,036 and $214,776 in 1994, 1995 and
1996, respectively.

     Proceeds from the sale of investments held in trading accounts were $941,382 in 1994. Gross gains of $750 and gross losses of $11,368 were realized on those sales. There were no investments held in the trading accounts during 1995 and 1996.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     The following table depicts amortized cost and estimated fair value of investment securities at December 31, 1995 and 1996, by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Also, other securities, which primarily consist of Federal Reserve Bank common stock and Federal Home Loan Bank common stock, are not included in the following table as they have no stated maturity.

                                          DECEMBER 31, 1995           DECEMBER 31, 1996
                                      -------------------------   -------------------------
                                       AMORTIZED       FAIR        AMORTIZED       FAIR
                                         COST          VALUE         COST          VALUE
                                      -----------   -----------   -----------   -----------
Available-for-Sale
  U.S. Treasury Securities and
     obligations of U.S. Government
     corporations and agencies:
     Due in one year or less........  $         -   $         -   $17,992,660   $17,992,660
     Due after one year through five
       years........................    1,986,449     2,146,880             -             -
     Due after five years through
       ten years....................   15,973,151    16,456,979    17,436,200    17,361,645
     Due after ten years or more....    8,000,000     8,000,000    12,720,560    12,583,133
                                      -----------   -----------   -----------   -----------
                                       25,959,600    26,603,859    48,149,420    47,937,438
  Mortgage-backed securities........   24,780,224    25,248,502    21,754,422    21,740,205
                                      -----------   -----------   -----------   -----------
          Total.....................  $50,739,824   $51,852,361   $69,903,842   $69,677,643
                                      ===========   ===========   ===========   ===========
Held-to-Maturity
  U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies:
     Due in one year or less........  $ 4,990,274   $ 5,018,750   $         -   $         -
     Due after ten years............            -             -     5,979,017     5,860,320
                                      -----------   -----------   -----------   -----------
          Total.....................  $ 4,990,274   $ 5,018,750   $ 5,979,017   $ 5,860,320
                                      ===========   ===========   ===========   ===========

     Investment securities with a carrying value of approximately $51,207,000 and $56,280,000 at December 31, 1995 and 1996, respectively, were pledged as collateral for public deposits, securities sold under agreements to repurchase, and for other purposes required by law.

4 -- LOANS

     Loans outstanding, by classification, are summarized as follows:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                                1995           1996
                                                            ------------   ------------
Credit cards..............................................  $139,873,437   $143,781,711
Real estate-mortgage......................................    61,246,732     71,718,792
Real estate-construction..................................    40,955,261     56,325,014
Commercial, financial and agricultural....................    39,295,512     43,945,706
Consumer installment......................................    78,805,544    113,512,340
                                                            ------------   ------------
          Loans (net of unearned income)..................   360,176,486    429,283,563
Less:
  Allowance for loan losses...............................     5,536,504     16,510,842
                                                            ------------   ------------
          Loans, net......................................  $354,639,982   $412,772,721
                                                            ============   ============

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     Loans held for sale at December 31, 1996, totaled $38,105,868 which included $13,105,868 of mortgage loans and $25,000,000 of indirect automobile loans. The Company, through one of its subsidiaries, had loan participations sold without recourse in the amount of $10 million and $7.5 million at December 31, 1995 and 1996, respectively. The Company, through its mortgage subsidiary, was servicing loans for others of approximately $523.3 million, $882.6 million and $580.0 million at December 31, 1994, 1995 and 1996, respectively.

     Loans in nonaccrual status amounted to approximately $1,189,000, $3,105,000 and $2,940,000 at December 31, 1994, 1995 and 1996, respectively. The allowance for loan losses related to these impaired loans was $383,000 and $561,000 at December 31, 1995 and 1996. The average recorded investment in impaired loans during 1995 and 1996 was $1,689,028 and $3,135,000, respectively. If such impaired loans had been on a full accruing basis, interest income on these loans would have been approximately $55,000, $51,000 and $278,000 in 1994, 1995 and 1996, respectively.

     Loans totaling approximately $241,500, $554,500 and $237,600 were transferred to other real estate in 1994, 1995 and 1996, respectively. There were no other real estate sales in 1996 financed by the Company. The Company financed other real estate sales of approximately $323,000 and $401,000 in 1994 and 1995, respectively. Loans are reported net of deferred loan fees of $112,759, $389,355 and $104,669 at December 31, 1994, 1995 and 1996,
respectively.

     The Company has loans outstanding to various executive officers, directors, and their associates. Management believes that all of these loans were made in the ordinary course of business on substantially the same terms including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk. The following is a summary of activity during 1996 for such loans:

Loan balances at December 31, 1995..........................  $ 5,707,711
New loans...................................................    2,234,789
Loan repayments.............................................   (4,671,759)
                                                              -----------
Loan balances at December 31, 1996..........................  $ 3,270,741
                                                              ===========

     The following is a summary of activity in the allowance for loan losses:

                                                    1994          1995           1996
                                                 -----------   -----------   ------------
Balance at beginning of year...................  $ 4,549,548   $ 4,343,657   $  5,536,504
Provision for loan losses......................    4,125,000     8,090,000     25,127,000
Loans charged off:
  Credit cards.................................   (4,465,609)   (7,051,268)   (13,156,340)
  Other loans..................................     (314,405)     (388,119)    (1,659,492)
  Recoveries on loans charged off..............      449,123       542,234        663,170
                                                 -----------   -----------   ------------
Balance at end of year.........................  $ 4,343,657   $ 5,536,504   $ 16,510,842
                                                 ===========   ===========   ============

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

5 -- PREMISES AND EQUIPMENT

     Premises and equipment is summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1995          1996
                                                              -----------   -----------
Land........................................................  $ 2,110,321   $ 2,735,320
Buildings and improvements..................................    5,778,322    11,219,182
Furniture and equipment.....................................    8,934,164    13,543,963
                                                              -----------   -----------
                                                               16,822,807    27,498,465
Less accumulated depreciation and amortization..............    6,234,374     7,699,386
                                                              -----------   -----------
Premises and equipment, net.................................  $10,588,433   $19,799,079
                                                              ===========   ===========

     At December 31, 1996, the Company had entered into two leases at market terms with a general partnership, of which a director is a general partner, and a corporation of which a director is a majority shareholder. The partnership lease is for a bank branch, general office, and storage space. This lease is for approximately 35,000 square feet at an approximate annual rate of $17 per square foot, subject to pro rata increases for any increases in taxes, insurance, utilities, and maintenance. The corporate lease is for a 2,200 square foot bank branch at an approximate annual rate of $11 per square foot, subject to pro rata increases for any increases in taxes and insurance.

6 -- DEPOSITS

     Time deposits over $100,000 as of December 31, 1995 and 1996 were $65,503,961 and $86,630,315, respectively. Related interest expense was $2,385,000, $3,920,000 and $5,042,964 for the years ended December 31, 1994,
1995 and 1996, respectively. Included in demand and money market deposits were NOW accounts totaling $37,701,876 and $37,322,255 at December 31, 1995 and 1996, respectively.

7 -- SHORT-TERM BORROWINGS

     Short-term borrowings are summarized as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995         1996
                                                              ----------   -----------
Federal funds purchased.....................................  $        -   $   500,000
Securities sold under agreements to repurchase..............   8,245,191    16,683,769
                                                              ----------   -----------
          Total.............................................  $8,245,191   $17,183,769
                                                              ==========   ===========

     The above borrowings mature either overnight or on a fixed maturity not to exceed three months. At December 31, 1996, the Company had a line of credit with the Federal Home Loan Bank to borrow up to a maximum of $10 million. In March 1997, the availability of borrowings on this line was suspended until the Company achieves appropriate capital levels. Interest expense on Federal Home Loan Bank advances was $267,777 in 1995 and $158,838 in 1996. The weighted average rate on short term borrowings outstanding at December 31, 1995 and 1996 was 2.96% and 3.06%, respectively.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

8 -- LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1995          1996
                                                              -----------   -----------
Note payable with interest at prime plus 1/4%, secured by
  Bank stock; principal and interest payable in annual
  installments through 1996.................................  $   250,000   $         -
Junior subordinated Series A capital notes with interest at
  prime plus 2% due December 15, 1999; interest payable
  quarterly.................................................      250,000       250,000
Subordinated capital notes with interest at 11% through
  March 27, 2000, and at prime plus 2% thereafter, due March
  27, 2002, interest payable quarterly......................    1,000,000     1,000,000
Subordinated capital notes with interest at prime due
  October 1, 2002, interest payable quarterly...............      250,000       250,000
8.5% subordinated notes due January 31, 2006, interest
  payable quarterly.........................................   15,000,000    15,000,000
                                                              -----------   -----------
          Total.............................................  $16,750,000   $16,500,000
                                                              ===========   ===========

     Note maturities as of December 31, 1996, are summarized as follows:

                                                                AMOUNT
                                                              -----------
1997........................................................  $         -
1998........................................................            -
1999........................................................      250,000
2000........................................................            -
2001........................................................            -
Thereafter..................................................   16,250,000
                                                              -----------
          Total.............................................  $16,500,000
                                                              ===========

     The $250,000 note payable was paid off in 1996 in accordance with original terms.

     On December 12, 1995, the Company issued $15,000,000 in 8.5% subordinated notes due January 31, 2006. Under the terms of the notes, the Company has the right to redeem them on or after January 31, 2001, at 100% of the principal amount plus accrued interest to the date of redemption.

     The subordinated notes due March 27, 2002, may be redeemed at the option of the Company at any time after March 27, 2000, without penalty. All other subordinated notes may be redeemed at the option of the Company without penalty.

     There was no indebtedness to directors, executive officers, or principal holders of equity securities in excess of 5% of shareholders' equity at December 31, 1996.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

9 -- INCOME TAXES

     Income tax (benefit) expense attributable to income from continuing operations consists of:

                                                            CURRENT      DEFERRED        TOTAL
                                                           ----------   -----------   -----------
Year ended December 31, 1994:
  Federal................................................  $1,309,532   $   694,301   $ 2,003,833
  State..................................................           -        87,856        87,856
                                                           ----------   -----------   -----------
                                                           $1,309,532   $   782,157   $ 2,091,689
                                                           ==========   ===========   ===========
Year ended December 31, 1995:
  Federal................................................  $2,366,181   $   184,265   $ 2,550,446
  State..................................................           -        15,573        15,573
                                                           ----------   -----------   -----------
                                                           $2,366,181   $   199,838   $ 2,566,019
                                                           ==========   ===========   ===========
Year ended December 31, 1996:
  Federal................................................  $1,006,128   $(4,124,579)  $(3,118,451)
  State..................................................           -      (376,761)     (376,761)
                                                           ----------   -----------   -----------
                                                           $1,006,128   $(4,501,340)  $(3,495,212)
                                                           ==========   ===========   ===========

     Income tax expense differed from amounts computed by applying the statutory U.S. Federal income tax rate to pretax income from continuing operations as a result of the following:

                                                       1994         1995         1996
                                                    ----------   ----------   -----------
Taxes at statutory rate...........................  $2,172,837   $2,453,236   $(3,140,561)
(Reduction) increase in income taxes resulting
  from:
  State income tax expense, net of Federal income
     tax benefit..................................      57,985       10,278      (248,662)
  Tax exempt income...............................     (58,855)     (35,848)      (22,770)
  Other, net......................................     (80,278)     138,353       (83,219)
                                                    ----------   ----------   -----------
Income tax expense................................  $2,091,689   $2,566,019   $(3,495,212)
                                                    ==========   ==========   ===========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are presented below:

                                             1995 DEFERRED TAX         1996 DEFERRED TAX
                                           ----------------------   ------------------------
                                            ASSETS    LIABILITIES     ASSETS     LIABILITIES
                                           --------   -----------   ----------   -----------
State tax credit carryforwards...........  $309,983   $        -    $  208,091   $        -
Allowance for loan losses................         -      502,961     4,010,988            -
Accelerated depreciation.................         -      420,252             -      514,645
Accretion on U.S. Treasury securities....         -       34,749             -       29,440
Deferred loan fees.......................         -      355,741             -      289,598
Other real estate........................    41,050            -        41,050            -
FHLB stock dividends.....................         -       23,038             -            -
Unearned income..........................    92,885            -       296,975            -
Unrealized holding gains on securities
  available-for-sale.....................         -      422,320        85,865            -
Capitalized mortgage servicing rights....         -            -             -      284,329
Other....................................    86,017            -        94,722        2,497
                                           --------   ----------    ----------   ----------
                                           $529,935   $1,759,061    $4,737,691   $1,120,509
                                           ========   ==========    ==========   ==========

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

10 -- EMPLOYEE BENEFITS

     The Bank provides a split-dollar insurance benefit plan for the President of the Bank for which the life insurance benefit is $2,000,000. The President's irrevocable insurance trust is designated as owner and beneficiary. Upon termination of the plan, the Bank receives the portion of the insurance proceeds equal to the total amount of premiums paid by the Bank. The Bank paid premiums of $39,582 in 1994, 1995 and 1996, under the terms of the plan.

     The Company maintains a 401(k) defined contribution retirement savings plan for employees age 18 or older who have obtained ninety days of service. Employee contributions to the plan are voluntary. The Company matches up to 15% of the participants' eligible contributions. For the years ended December 31, 1994, 1995 and 1996, the Company contributed $86,014, $136,187 and $71,873, respectively, to the plan.

11 -- SHAREHOLDERS' EQUITY

     In addition to the previously mentioned regulatory agreements, dividends that may be paid by the Bank to Fidelity are subject to certain other regulatory limitations. Under Federal banking law, the approval of the OCC will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank's net profits to date for that year combined with its retained net profits for the preceding two years, subject to the maintenance of minimum required regulatory capital. At December 31, 1996, total shareholders' equity of the Bank was approximately $24.6 million. Payment of dividends is restricted without violating regulatory capital requirements. Also, under current Federal Reserve System regulations, the Bank is limited in the amount it may loan to its nonbank affiliates, including Fidelity. As of December 31, 1996, there were no loans outstanding from the Bank to Fidelity.

12 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The carrying amounts reported in the Statements of Condition for cash, due from banks, and Federal fund sold, approximates those assets' fair values. For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the remaining maturities using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

     Fair value for significant nonperforming loans is estimated taking into consideration recent external appraisals of the underlying collateral for loans that are collateral dependent. If appraisals are not available or if the loan is not collateral dependent, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     The fair value of deposits with stated maturity, such as noninterest-bearing demand deposits, savings, interest-bearing demand, and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows based on the discount rates currently offered for deposits of similar remaining maturities.

     The carrying amounts reported in the balance sheet for short-term debt approximate those liabilities' fair values.

     The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The carrying amount of long-term debt approximates its estimated fair value.

                                                                DECEMBER 31,
                                          ---------------------------------------------------------
                                                     1995                          1996
                                          ---------------------------   ---------------------------
                                            CARRYING                      CARRYING
                                             AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                          ------------   ------------   ------------   ------------
Financial instruments (assets)
  Cash and due from banks...............  $ 27,356,936   $ 27,356,936   $ 32,612,398   $ 32,612,398
  Federal funds sold....................    10,002,754     10,002,754        343,019        343,019
  Investment securities
     available-for-sale.................    53,139,161     53,139,161     71,230,743     71,230,743
  Investment securities
     held-to-maturity...................     5,291,733      5,320,209      6,279,816      6,161,119
  Loans, net of unearned income.........   407,289,021    408,622,292    467,389,431    468,578,264
                                          ------------   ------------   ------------   ------------
  Total financial instruments
     (assets)...........................   503,079,605   $504,441,352    577,855,407   $578,925,543
                                                         ============                  ============
  Non-financial instruments (assets)....    21,742,210                    27,564,890
                                          ------------                  ------------
          Total assets..................  $524,821,815                  $605,420,297
                                          ============                  ============
Financial instruments (liabilities)
  Noninterest-bearing demand deposits...  $ 75,120,501   $ 75,120,501   $ 73,877,369   $ 73,877,369
  Interest-bearing deposits.............   391,386,808    393,178,992    470,835,960    471,954,804
                                          ------------   ------------   ------------   ------------
          Total deposits................   466,507,309    468,299,493    544,713,329    545,832,173
  Short-term borrowings.................     8,245,191      8,245,191     17,183,769     17,183,769
  Long-term debt........................    16,750,000     16,750,000     16,500,000     16,500,000
                                          ------------   ------------   ------------   ------------
          Total financial instruments
            (liabilities)...............   491,502,500   $493,294,684    578,397,098   $579,515,942
                                                         ============                  ============
  Non-financial instruments (liabilities
    and shareholders' equity)...........    33,319,315                    27,023,199
                                          ------------                  ------------
         Total liabilities and
            shareholders' equity........  $524,821,815                  $605,420,297
                                          ============                  ============

     For off-balance sheet instruments, fair values are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing for loan commitments and letters of credit. The estimated fair values of the Company's off-balance sheet financial instruments as of December 31 are summarized below.

                                                                 1995         1996
                                                              ESTIMATED    ESTIMATED
                                                              FAIR VALUE   FAIR VALUE
                                                              ----------   ----------
                                                              (DOLLARS IN THOUSANDS)
     Unfunded commitments to extend credit..................   $412,971     $388,711
     Letters of credit......................................      2,135        3,767

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

This presentation excludes certain financial instruments and all nonfinancial instruments. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

13 -- COMMITMENTS AND CONTINGENCIES

     The approximate future minimum rental commitments as of December 31, 1996, for all noncancellable leases with initial or remaining terms of one year or more are shown in the following table:

                                                                AMOUNT
                                                              -----------
1997........................................................  $ 2,946,000
1998........................................................    2,940,000
1999........................................................    3,052,000
2000........................................................    3,075,000
Thereafter..................................................   12,993,000
                                                              -----------
          Total.............................................  $25,006,000
                                                              ===========

Rental expense for all leases amounted to approximately $1,250,000, $1,550,000, and $1,740,000 in 1994, 1995, and 1996, respectively.

     Due to the nature of their activities, Fidelity and the Bank are at times engaged in various legal proceedings which arise in the normal course of business, some of which are outstanding at December 31, 1996. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management and its counsel that the ultimate liability, if any, will not materially affect the Company's financial position.

     The Federal Reserve Board requires that banks maintain cash on hand and reserves in the form of average deposit balances at the Federal Reserve Bank based on their average deposits. The Bank's reserve requirements at December 31, 1995 and 1996, were $5,280,000 and $5,429,000, respectively.

14 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, letters of credit, and forward sales contracts. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     The Company's exposure to credit loss, in the event of nonperforming by the customer for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. For forward sales contracts, the contract or notional amounts do not represent exposure to credit loss; however, these financial instruments represent interest rate risk to the Company. The Company controls the interest rate risk of its forward sales contracts through management approvals, dollar limits, and monitoring procedures.

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

     A summary of the Company's financial instruments with off-balance sheet risk at December 31, 1996, is as follows (in thousands):

Financial instruments whose contract amounts represent
  credit risk:
  Loan commitments
  Credit card lines.........................................  $309,338
  Home equity...............................................     9,039
  Commercial real estate, construction and land
     development............................................    33,532
  Commercial................................................    21,792
  Mortgage loans............................................    14,110
  Lines of credit...........................................       900
  Standby letters of credit.................................     3,766
                                                              --------
          Total loan commitments............................  $392,477
                                                              ========
Financial instruments whose notional or contractual amounts
  represent interest rate risk:
  Forward sales contracts...................................  $ 13,122
                                                              ========

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

     Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments as deemed necessary.

     Forward sales contracts are contracts for delayed delivery of mortgage loans in which the Company agrees to make delivery at a specified future date at a specified price. Risks arise from the inability of counterparties to meet the terms of their contracts and from movements in interest rates.

15 -- SUPPLEMENTAL FINANCIAL DATA

     Components of other income and expense in excess of 1% of total revenues for any of the respective periods are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        1994         1995         1996
                                                     ----------   ----------   ----------
Other income:
  Brokerage commissions............................  $1,580,814   $2,172,171   $3,201,220
  Trust income.....................................     462,326      563,375      845,794
Other expense:
  Stationery and supplies..........................     544,036      734,876      930,816
  Postage..........................................     383,336      486,624      640,499
  Deposit insurance premiums.......................     884,209      684,375      556,771
  Telephone........................................     492,250      502,148      831,670

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

16 -- CONDENSED FINANCIAL INFORMATION OF FIDELITY NATIONAL CORPORATION (PARENT
      COMPANY ONLY)

                       CONDENSED STATEMENTS OF CONDITION

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1995           1996
                                                              -----------    -----------
ASSETS
  Cash......................................................  $   445,415    $ 1,157,191
  Land......................................................      419,418        419,418
  Investment in bank subsidiary.............................   30,007,881     24,822,351
  Investments in and amounts due from nonbank
     subsidiaries...........................................      276,128        359,018
  Subordinated loan to bank subsidiary......................    7,000,000     10,000,000
  Commercial loan participations............................    5,574,770              -
  Other assets..............................................      948,379      1,050,888
                                                              -----------    -----------
          Total assets......................................  $44,671,991    $37,808,866
                                                              ===========    ===========
LIABILITIES
  Long-term debt............................................  $16,750,000    $16,500,000
  Other liabilities.........................................      159,711        236,050
                                                              -----------    -----------
          Total liabilities.................................   16,909,711     16,736,050
SHAREHOLDERS' EQUITY
  Common stock..............................................   11,303,406     11,878,597
  Treasury stock............................................      (69,325)       (69,325)
  Net unrealized (losses) gains on investment securities
     available-for-sale, net of tax.........................      689,774       (140,241)
  Retained earnings.........................................   15,838,425      9,403,785
                                                              -----------    -----------
          Total shareholders' equity........................   27,762,280     21,072,816
                                                              -----------    -----------
          Total liabilities and shareholders' equity........  $44,671,991    $37,808,866
                                                              ===========    ===========

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF OPERATIONS

                                                          YEARS ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       1994         1995         1996
                                                    ----------   ----------   -----------
INTEREST INCOME
  Loans...........................................  $      207   $    5,973   $   272,941
  Deposits in bank................................       1,310        5,630        46,315
  Subordinated loan to bank.......................           -       40,164       768,542
                                                    ----------   ----------   -----------
          Total interests income..................       1,517       51,767     1,087,798
INTEREST EXPENSE - Long-term debt.................     131,220      353,284     1,501,488
                                                    ----------   ----------   -----------
NET INTEREST EXPENSE..............................    (129,703)    (301,517)     (413,690)
OTHER INCOME
  Lease income....................................      92,000      120,000       120,000
  Dividend from subsidiaries......................     850,000      950,000     1,600,000
  Management fees.................................      42,000      130,680        91,740
  Other...........................................           -        6,525         3,157
                                                    ----------   ----------   -----------
          Total other income......................     984,000    1,207,205     1,814,897
OTHER EXPENSES....................................      92,050       49,929       185,462
                                                    ----------   ----------   -----------
  Income before income taxes and undistributed
     income (loss) of subsidiary..................     762,247      855,759     1,215,745
  Income tax benefit..............................      47,685       38,045       146,017
                                                    ----------   ----------   -----------
  Income before equity in undistributed income
     (loss) of subsidiaries.......................     809,932      893,804     1,361,762
  Equity in undistributed income (loss) of
     subsidiaries.................................   3,489,077    3,755,578    (7,103,493)
                                                    ----------   ----------   -----------
NET INCOME (LOSS).................................  $4,299,009   $4,649,382   $(5,741,731)
                                                    ==========   ==========   ===========

                 FIDELITY NATIONAL CORPORATION AND SUBSIDIARIES

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                             1994          1995          1996
                                                          -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).....................................  $ 4,299,009   $ 4,649,382   $(5,741,731)
  Equity in undistributed income of subsidiaries........   (3,489,077)   (3,755,578)    7,103,493
  Decrease (increase) in other assets...................       43,935      (944,615)     (102,509)
  Increase in other liabilities.........................       26,299       130,084        76,341
                                                          -----------   -----------   -----------
          Net cash flows provided by operating
            activities..................................      880,166        79,273     1,335,594
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase (sale) of commercial loans...................            -    (5,574,770)    5,574,770
  Net increase in loans to and investment in
     subsidiaries.......................................     (825,000)   (8,071,122)   (5,830,870)
                                                          -----------   -----------   -----------
          Net cash flows used in investing activities...     (825,000)  (13,645,892)     (256,100)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds of long-term debt............................      926,000    16,250,000             -
  Repayment of long-term-debt...........................     (250,000)   (1,991,000)     (250,000)
  Issuance of Common Stock..............................            -             -       575,191
  Dividends paid........................................     (628,411)     (644,135)     (692,909)
  Sale of treasury stock................................        1,250             -             -
                                                          -----------   -----------   -----------
          Net cash flows provided (used in) by financing
            activities..................................       48,839    13,614,865      (367,718)
                                                          -----------   -----------   -----------
          Net increase in cash..........................      104,005        48,246       711,776
  Cash, beginning of year...............................      293,164       397,169       445,415
                                                          -----------   -----------   -----------
  Cash, end of year.....................................  $   397,169   $   445,415   $ 1,157,191
                                                          ===========   ===========   ===========

======================================================

  NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT BE LEGALLY MADE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Regulatory Matters....................   15
Use of Proceeds.......................   17
Capitalization........................   17
Price Range of Common Stock...........   18
Dividend Policy.......................   18
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   45
Management............................   58
Principal Shareholders................   61
Description of Capital Stock..........   62
Underwriting..........................   65
Experts...............................   66
Legal Matters.........................   67
Available Information.................   67
Incorporation of Certain Information
  by Reference........................   68
Index to the Consolidated Financial
  Statements..........................  F-1

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                                3,000,000 SHARES

                                      LOGO

                               FIDELITY NATIONAL
                                  CORPORATION

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                                December 9, 1997

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